UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition Period from   to

Commission File Number 001-40362



Aveanna Healthcare Holdings Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**81-4717209**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
400 Interstate North Parkway SE	
Atlanta, GA	**30339**
(Address of principal executive offices, including zip code)	**(Zip Code)**

Registrant's telephone number, including area code: (770) 441-1580

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AVAH	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price as quoted by the Nasdaq Capital Market on June 28, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) was $349.7 million. For purposes of this determination shares beneficially owned by executive officers, directors and ten percent stockholders have been excluded, which does not represent an admission by the registrant as to the affiliate status of any such person.

As of March 13, 2026, the registrant had 217,510,046 shares of common stock, $0.01 par value per share, outstanding.

<center>DOCUMENTS INCORPORATED BY REFERENCE</center>

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") are incorporated by reference in Part III of this Annual Report on Form 10-K. The 2026 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 3, 2026.

| Auditor Firm Id: | 42 | Auditor Name: | Ernst & Young LLP | Auditor Location: | Atlanta, Georgia |

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding our future results of operations and financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as "anticipate," "believe," "continue," "could," "design," "estimate," "expect," "intend," "may," "plan," "potentially," "predict," "project," "should," "will," "would," or the negative of these terms or other similar expressions.

These statements are based on certain assumptions that we have made considering our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this Annual Report on Form 10-K, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual results and could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements contained in this Annual Report on Form 10-K are subject to risks that may cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to, the following risks:

- intense competition among home health, hospice and durable medical equipment companies;
- our ability to maintain relationships with existing patient referral sources;
- our ability to have services funded from third-party payers, including Medicare, Medicaid and private health insurance companies, including as a result of changes to Medicaid to be implemented under the One Big Beautiful Bill Act;
- changes to Medicare or Medicaid rates or methods governing Medicare or Medicaid payments, and the implementation of alternative payment models, including but not limited to Medicare Advantage, Managed Care Organization, managed Medicaid, and other forms of managed care;
- any downward pressure on reimbursement resulting from further proliferation of Medicare Advantage plans;
- our limited ability to control reimbursement rates received for our services;
- delays in collection or non-collection of our patient accounts receivable, particularly during the business integration process, or when transitioning between systems associated with clinical data collection and submission, as well as billing and collection systems;
- healthcare reform and other regulations, including risks related to the proposed rule issued for the home health prospective payment system by Centers for Medicare & Medicaid Services;
- changes in the case-mix of our patients, as well as payer mix and payment methodologies;
- any reduction in net reimbursement if we do not effectively implement value-based care programs;
- the possibility that our business, financial condition and results of operations may be materially adversely affected by public health emergencies, such as a pandemic or other infectious disease outbreak;
- shortages in qualified employees and management and competition for qualified personnel;
- any failure to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach;
- our substantial indebtedness, which increases our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry;
- our ability to identify, obtain financing for, acquire and integrate strategic and accretive businesses or assets;
- risks related to legal proceedings, claims and governmental inquiries given that the nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage; and
- the other risks described under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Additionally, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our

business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking statements contained in this Annual Report on Form 10-K might not prove to be accurate and you should not place undue reliance upon them or otherwise rely upon them as predictions of future events. All forward-looking statements made by us in this Annual Report on Form 10-K are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

SUMMARY OF PRINCIPAL RISK FACTORS

You should carefully consider the summary of risks below, together with the more detailed risk factors related to our business and industry described under "Risk Factors" contained in Item 1A of this Annual Report on Form 10-K. The occurrence of any of the events discussed below could significantly and adversely affect our business, prospects, results of operations, financial condition, and cash flows, which could result in a decline in the market price of our common stock.

- *Competition*. Competition among home health, hospice and durable medical equipment companies is intense;
- *Referral source relationships*. If we are unable to maintain relationships with existing patient referral sources, our business and financial condition, results of operations and cash flows could be materially adversely affected;
- *Reimbursement*. The cost of healthcare is funded substantially by government and private insurance programs. If such funding is further reduced or limited or no longer available, our business may be adversely impacted;
- *Medicare and Medicaid*. Changes to Medicare rates or methods governing Medicare payments for our services could materially adversely affect our business;
- *Costs*. Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services;
- *Collections*. Delays in collection or non-collection of our patient accounts receivable, or recoupment of payments previously received, particularly during the business integration process, or during system transitions, or in connection with complying with electronic visit verification data collection and submission requirements, could adversely affect our business, financial condition, results of operations and liquidity;
- *Patient mix*. Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability;
- *Payer contracting*. Our failure to negotiate favorable managed care contracts, or our loss of existing favorable managed care contracts, could have a material adverse effect on our business and financial condition, results of operations and cash flows;
- *Public Health Emergencies*. Our business, financial condition and results of operations may be materially adversely affected by public health emergencies, such as a pandemic or other infectious disease outbreak;
- *Competition for labor*. The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability;
- *Cybersecurity*. Failure to maintain the security and functionality of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial condition, results of operations and liquidity; and
- *Regulation*. We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

PART I

Item 1. Business.

Background

Aveanna is a Delaware corporation and was incorporated on November 30, 2016, originally under the name BCPE Oasis Holdings Inc. Aveanna commenced operations in March 2017 in connection with the transformative merger of Epic Health Services Inc. and Pediatric Services of America, Inc. in March 2017 under the name BCPE Eagle Holdings Inc. On May 26, 2017, we changed our name to Aveanna Healthcare Holdings Inc. and commenced trading on the Nasdaq Stock Market on April 29, 2021. Our principal executive offices are located at 400 Interstate North Parkway SE, Suite 1600, Atlanta, Georgia and our phone number is (770) 441-1580. We maintain a website at www.aveanna.com. Information contained on, or accessible through, our website is not a part of and is not incorporated by reference into this Annual Report on Form 10-K.

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "Aveanna", the "Company", "we", "our", and "us" refer to Aveanna Healthcare Holdings Inc., including its consolidated subsidiaries.

Overview

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Service Offerings

We provide a broad range of home care services. We seek to meet a full range of care needs for patients while minimizing the complexity and potential disruption to patient care associated with procuring multiple types of care services from a number of independent providers. We believe this positions us as the provider of choice for patients, families, referral sources and payers.

Aveanna provides its services through three segments: Private Duty Services ("PDS"); Home Health & Hospice ("HHH"); and Medical Solutions ("MS"). This presentation aligns our financial reporting with the manner in which we manage our business operations, with a focus on the strategic allocation of resources and separate branding strategies between the business divisions.

Private Duty Services

Private Duty Services predominantly includes private duty nursing ("PDN") services, as well as pediatric therapy services. Our PDN patients typically enter our service as children, as our most significant referral sources for new patients are children's hospitals. It is common for our PDN patients to continue to receive our services into adulthood, as approximately 30% of our PDN patients are over the age of 18.

Private Duty Nursing

We are the largest provider of PDN services in the United States. We provide a range of services for medically complex children and young adults with a wide variety of serious illnesses and conditions, including chronic respiratory failure requiring tracheostomy and/or mechanical ventilation, cerebral palsy, cystic fibrosis, congenital anomalies, failure to thrive and anoxic brain injuries. Our caregivers, a majority of whom are registered nurses and licensed practical nurses, monitor an individual's condition, administer medications and treatment regimens, provide enteral and other forms of tube feeding, monitor and maintain ventilators, administer pain management treatments and coordinate other forms of medical care. The length of service for a patient under our care can be

multiple years until the patient graduates from the need for a feeding tube, ventilator or tracheostomy. This affords us the distinct ability to improve outcomes and control costs. However, many of our highest acuity patients remain on our services for ten or more years. Our PDN services typically last four to 24 hours a day. Our services are provided by our nursing staff up to 24 hours a day, seven days a week, with multiple nurses dedicated to our highest need patients.

Our services typically commence upon a patient's discharge from the newborn intensive care unit or pediatric intensive care unit. While we focus primarily on pediatric PDN services, we continue to provide PDN services to our patients as they mature into adulthood. The majority of adult PDN patients have aged out of eligibility for pediatric PDN through Medicaid and are typically eligible to receive continued PDN services under Medicaid waiver programs (i.e. programs that allow state Medicaid agencies to choose groups of patients with particular needs and health conditions to receive tailor-made healthcare options at home or within the community).

We also administer payer authorized respite care (a form of non-medical personal care) and related services primarily to patients with intellectual and developmental disabilities or special needs. In this non-clinical business, the family primarily recruits and supervises the care provider. We oversee the administration of payroll taxes, provide cardiopulmonary resuscitation training and/or first aid certification and U.S. Department of Justice clearance for the care provider. Our non-clinical business has had highly stable reimbursement historically allowing for durable, profitable growth. While our non-medical caregivers generally earn at or above the minimum wage, this has not historically been a source of risk to our margins, as our non-clinical reimbursement rates generally have mechanisms to adjust commensurate with state and local changes in applicable minimum wages.

Pediatric Therapy

We provide physical, occupational and speech therapy services to assist pediatric patients in healing and achieving their highest level of functionality. Our therapy patients include those with developmental delays resulting from neurological, orthopedic, cardiovascular and musculoskeletal conditions. These services can be delivered at home or in a clinic setting. Typical conditions treated include feeding/swallowing disorders, bone/joint disorders and eye/hand coordination impairment. Similar to our enteral services, many of our PDN patients also require in-home therapy and we are able to deliver differentiated levels of service and efficiency as a "one stop shop provider."

Home Health & Hospice

We provide home health, hospice and specialty program services to predominately elderly populations seeking compassionate care and assistance with activities of daily living in the home. Our home health services help our patients recover from surgery or illness, live with chronic diseases, and prevent avoidable hospital readmissions. We assist patients and their families in understanding their medical conditions, how to manage these conditions and how to maximize the quality of their lives while living with a chronic disease or other health condition. We believe our adult home health services improve the quality of life of our patients, save costs for the healthcare system and result in better clinical outcomes, including low re-hospitalization rates, when compared to institutional settings of care.

Our Medicare-certified hospice services are designed to provide comfort and support for those who are dealing with a terminal illness. We provide a full range of hospice services designed to meet the individual physical, spiritual, and psychosocial needs of terminally ill patients and their families. Individuals with a terminal illness such as heart disease, pulmonary disease, Alzheimer's or cancer may be eligible for hospice care if they have a life expectancy of six months or less. Our hospice services are primarily provided in the patient's home, and are also provided in skilled nursing facilities and inpatient hospice units where clinically appropriate. The key services provided through our hospice agencies include pain and symptom management accompanied by palliative medication, emotional and spiritual support, inpatient and respite care, homemaker services and dietary counseling. We also provide personal care services which include non-medical assistance with activities of daily living and can help seniors avoid costlier downstream medical costs and hospitalizations.

Medical Solutions

We provide needed supplies to patients requiring enteral nutrition services or respiratory care. Enteral nutrition, also known as tube or intravenous ("IV") feeding, is a way of delivering nutrition directly to the stomach or small intestine on an as-needed basis. Many of our PDN patients also require enteral nutrition. Our ability to serve as a single source provider to our patients, families and referral sources provides added cost savings and convenience relative to sourcing from multiple providers.

The MS business serves patients who have short or long-term disabilities and require a supply of infant, pediatric and adult formulas. We provide a wide selection of supplies, such as feeding pumps, g-tubes, feeding bags, syringes, IV poles, ventilators, oxygen and pulse oximeters. Our distribution model provides a streamlined, single-provider experience, enabling patients to seamlessly access one of the largest selections of enteral formulas, supplies and pumps in the industry. In addition to providing the required supplies for enteral therapy, Aveanna offers same day (24 hours a day, seven days a week and 365 days a year) patient and caregiver education both in-hospital and at-home, by a registered nurse, registered dietitian or customer service technician.

Our Value Proposition

We believe our platform helps solve several of the most pressing challenges in healthcare today. We have designed our platform to deliver lower cost, high-quality care on a national scale to a medically complex, and often costly, patient base in the comfort of their own homes. We believe that our platform delivers a compelling value proposition to our key stakeholders.

Patients and Families
- We deliver a patient-centered, personalized healthcare experience in the home where patients generally prefer to be.
- Our robust recruiting infrastructure enables us to match patients and their families with the right nurses more quickly, avoiding unnecessary discharge delays from the hospital.
- We enable families to continue working rather than foregoing employment to care for loved ones.
- We provide a "one stop shop" range of clinical services to alleviate cost and administrative burden.

Nurses
- We offer nurses a breadth of caseloads from which to choose that better meet their objectives.
- Our technology-enabled tools simplify case selection, shift management and point of care medical documentation.
- We believe our brand, training, benefits and career advancement programs are highly regarded.

Provider Partners
- We help hospitals and health systems discharge some of their most sensitive, medically complex patients to their homes, with highly skilled and trained nurses.
- We provide consistently high quality of care and compliance standards.
- We build long-term, trusted relationships with our provider partners.

Payers
- We are a trusted frontline caregiver with close relationships with our payer partners, giving Aveanna the ability to deliver faster discharges into the home or allow patients to remain in the home as opposed to an acute care setting.
- We offer efficiency as a single-source contracting solution across a wide range of services and markets.
- We continuously engage in and pursue value-based care models (for example, tying compensation for services to enhancing patient outcomes and quality of care) in order to align interests and save costs for payers.

Our Platform

We believe that our platform differentiates us from our competitors and enables us to serve our stakeholders and grow rapidly in a range of home care end markets. Key elements of our platform include:

Our Team

Our team is the driving force that has enabled us to build an industry leading home care platform. People at all levels on our team have worked together over several decades and bring a wealth of experience in home health at industry leading companies. The passion our team brings for delivering exceptional, patient-centered care supports our ability to attract, recruit and retain strong, operationally minded national and regional operators who are essential to executing on our local market strategy. In turn, we are better able to recruit and train passionate frontline caregivers to provide exceptional care to our patients. We believe the team we have built is the most essential element of our platform.

Our Culture

Our culture is the glue that binds our organization together. We have purposefully built a culture that attracts like-minded people who are aligned with our mission to change the way home care is delivered, one patient at a time. It is easy to overlook "culture" on paper – however, we fundamentally believe it drives our success and we take active steps to promote our culture. From day one at Aveanna, we welcome new hires into our culture with training centered around our *Core Values* to deliver care with *compassion*, work with *team integrity*, strive for *inclusion*, embody *trust*, seek *innovation* and have *fun*. Compliance is the backdrop that underscores everything we do. These principles inform our fundamental operating processes, including everything from strategic planning, budgeting, go-to-market strategy and employee compensation and promotion. We believe our culture supports our ability to recruit, motivate and empower our people at all levels to deliver better patient care and drive our operating performance.

Our Systems, Processes and Technology

We have a corporate infrastructure with robust systems and processes in place designed to drive efficiency and support our future growth. We have invested significantly in our infrastructure and technology. Our frontline caregivers leverage our technology-enabled solutions, such as our remote care management tools that we deploy into patient homes to enhance data collection and the efficiency and quality of the caregiver experience, and our automated tools for patient scheduling, which seek to ensure appropriately trained nurses are scheduled for our most clinically complex patients. Our technology infrastructure includes cloud-based solutions that enable essential functions of our business to run more efficiently, including, from front to back: (i) Internet Collaborative Information Management Systems ("iCIMS") for sourcing, recruiting and onboarding; (ii) CellTrak electronic visit verification ("EVV") technology, as well as internally developed Aveanna Hope Devices with mobile connectivity installed in patient homes to capture care reporting; (iii) Netsmart myUnity, Homecare Homebase, and Brightree Cloud electronic medical records workflows for managing our specialized PDN, HHH, and MS clinical workflows, respectively, (iv) GLS, Homecare Homebase and Brightree for revenue cycle management, and (v) Workday for core enterprise resource planning workflows around financial management, payroll and HR.

Our Acquisition Team and Integration Management Office ("IMO")

We have a proven team of eight people dedicated to sourcing, evaluating and executing on all aspects of our acquisition strategy, as well as transformational initiatives. Our IMO team has extensive integration experience with private duty services, home health businesses, and medical solutions, as well as deep functional experience in operations, consulting, finance, IT and administrative roles. We complement our internal team with a core group of third-party advisors with whom we have worked with for decades. The experience and discipline the collective team brings to our acquisition strategy enables us to pursue and integrate multiple acquisitions simultaneously without disruption to our business or that of an acquisition target. We believe this is a truly differentiated capability relative to our home health peers.

Part of the success of our acquisition strategy is attributable to our proven playbook for bringing acquired companies onto our platform infrastructure, identifying and quickly capturing significant synergies to the overall enterprise and minimizing the risk of disruption to our underlying business. Our IMO is a key differentiator in this respect. Our IMO team consists of functional experts exclusively dedicated not only to integrating acquisitions quickly and efficiently, as well as overseeing transformational initiatives, such as systems conversions and implementations, material cost reduction and restructuring projects, among other things. Importantly, the IMO team begins developing a tailored integration plan for each acquisition we make early in the acquisition process, in parallel with our due diligence and prior to signing. This enables the IMO to launch an integration plan expeditiously once an acquisition is signed and maintain that momentum through and after closing. The IMO team coordinates seamlessly with our executive leadership through a steering committee-led governance structure that provides strategic direction and oversight for each acquisition. In partnership with our business teams, our IMO team oversees the integration of essential functional areas, including clinical operations, IT, revenue cycle, human resources, compliance and finance. The IMO team leverages technology to develop and measure progress against each integration plan. Significant emphasis is placed on clear, early and ongoing communication and rolling out the Aveanna culture to our newly acquired companies.

Our Competitive Strengths

Built to Scale Nationally across Private Duty Services, Adult Home Health and Hospice

We believe we have built the largest private duty services business in the United States via acquisitions and organic growth. We have also built the corporate infrastructure and processes to expand seamlessly into adult home health and hospice. We have proven our ability to execute our model in multiple geographies with various payers across all three verticals. We have created a repeatable, data-

driven playbook to expand our presence across the United States and made substantial investments to support each key component of our approach.

Scale Advantages Result in a Network Effect, Accelerating Growth

We believe our scale enables a virtuous cycle of network effects and competitive advantages for our business. First, our local market density creates a network effect where more nurses and higher quality of care translate into the ability to staff cases quickly and find the right match, which in turn, drives more referrals and higher branch profit. This creates a virtuous cycle of scale advantage where higher volumes for Aveanna enable more platform reinvestment, more capital for acquisitions and de novo expansions, and greater payer and referral preference, further driving volumes. These platform investments in turn allow us to develop and maintain advantaged capabilities, technology and infrastructure that create more value for our customers and reinforce our advantages vs. competitors. In particular, we believe that (1) our larger nursing panel and one stop shop service offering translate into higher referent satisfaction levels, higher win rates and more case volumes, (2) our advantaged nurse recruiting, training and staffing capability translate into higher case fill rates and a higher quality of care, (3) our large and sophisticated business development team translates into higher rates of referent penetration in local hospitals, as well as better relationships with payers allowing for meaningful partnerships that help drive volume and rate while creating value-based care arrangements with our managed care organization partners, (4) our stronger set of regional management leaders translates into better execution, and (5) our investments in technology drive efficiency and quality. These scale advantages reinforce our local market share and competitive advantage at every step.

Partnerships with Managed Care and Government Payers

Because of our scale, density, technology, data reporting capabilities, and high-quality of care, Aveanna has developed significant partnerships and agreements with key managed care payers and referral sources that we believe provide a meaningful competitive advantage. These partnerships are unique and we believe are based on our ability to staff more cases, provide superior care and outcomes, and deliver exceptional value to our partners. These agreements apply to each of our three key businesses. Because of Aveanna's unique ability to report data, track outcomes, and show value, these partnerships are significantly difficult to replicate by our competitors. Furthermore, many of these agreements accelerate our growth as we gain more market share with improved reimbursement rates that cannot be matched by competitors.

We also have a significant commitment to government affairs initiatives. These government-level initiatives support awareness of the importance of our care and some of the key issues that affect our ability to deliver that care. Notably, we have many states that have not adjusted their nursing rates to be competitive. Our work to address this wage gap issue allows us to help support competitive wages for our nurses, which then contributes to growth as we are able to staff more cases and fill more hours that currently remain open. We believe that our effectiveness in raising awareness and affecting legislation contributes to our growth while supporting efforts that significantly lower the costs to the healthcare system.

Technology-Enabled Operating Platform and Corporate Infrastructure

The Aveanna platform was purpose-built to deliver exceptional clinical care efficiently with data-driven results and the ability to report and validate clinical quality. We have made significant investments in our technology and corporate infrastructure to build a scalable care delivery platform. Our technology platform includes multiple cloud applications for managing our business which enable and automate all of our mission critical business functions including caregiver recruiting, staffing, electronic health data capture, financial management, payroll, human resources management, billing, and logistics. Our Aveanna Hope Devices and point-of-care technology that we have deployed to our frontline caregivers on tablets and mobile devices significantly improves caregiver efficiency and data collection. We believe our care delivery platform provides us with a significant competitive advantage in the marketplace, driving superior operating performance and margins that enable us to reinvest in growth. We have made these investments in anticipation of the industry's move to value-based care and we believe that we are well-positioned to take advantage of this opportunity.

Acquirer of Choice with Proven Ability to Integrate Acquisitions and Realize Synergies

Our scaled, national platform in otherwise highly fragmented markets positions us as a clear acquirer of choice for smaller providers seeking to partner with an industry leader. Since 2017, we have completed and integrated eighteen acquisitions. As noted above, our IMO team has developed a proven playbook over long merger and acquisition careers to lead the timely integration of our acquisitions while rapidly gaining synergies. We derive synergies from a host of areas including staffing optimization, technology integration,

cross-selling, reduction of overhead, rationalizing overlapping markets and other operational efficiencies that are supported by the differentiated investments we have made in our platform.

Our Growth Strategy

Increase Volumes within Our Existing Footprint

We expect to continue to gain share in our existing local markets through our "virtuous cycle" strategy, leveraging our highly regarded brand, service breadth, nurse recruiting and go-to-market capabilities to win a higher share of cases each year, expand our number of referral sources and grow our payer partnerships to deliver value in our services. A core component of this growth strategy is educating referral sources about the differentiated benefits and high-quality outcomes of our services, which result in a higher fill rate and lower rate of readmissions versus competitors. We believe we can further accelerate our growth through new workforce recruiting and training initiatives that will expand our capacity to grow and through de novo branch growth initiatives to grow our geographic coverage within existing markets. In addition, we intend to gain market share through investments in strong local branch leaders and technology infrastructure to enable digital and remote workforce training and onboarding. Also, we believe that our governmental affairs efforts intended to help provide competitive wages to our nurses serves to support our overall growth as we gain the ability to take on more cases and fill more hours and shifts.

Leverage Our Scale and Capabilities to Drive Value-Based Care Arrangements in Partnership with our Managed Care Organization Payer Partners

We believe that value-based care is the future of home health and have worked to equip ourselves to lead the transition. We believe that Aveanna is uniquely well-positioned to benefit from a shift towards value-based care by virtue of our scale. This allows us to care for a meaningful share of our payer partners' eligible population, and the substantial investments we have made in our clinical training program, compliance protocols and technology infrastructure allow us to provide consistently high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural "partner of choice" for payers as the industry moves towards value-based care arrangements. We see this transition as a way to improve our future revenue and profitability as we provide value to our partners and we share in savings we can generate for the healthcare system over the long term while also delivering improved patient outcomes.

Expand Private Duty Services, Home Health, and Hospice Presence Through Acquisitions

We believe we are the logical consolidator in the highly fragmented private duty services and home health industries given our strong market position, leading brand, capitalization and integration capabilities. We maintain discipline in our approach to valuation and have consistently realized our deal-related growth and operational objectives. We have historically targeted two types of acquisitions: tuck-in and expansion. Our tuck-in acquisitions are smaller in scale, highly synergistic and are meant to drive further density in existing markets, with integration time generally measured in weeks. Our expansion targets are larger in scale and are meant to diversify our geographic footprint while gaining immediate scale and density in new markets, with integration time of one-to-two months.

Cross-Sell Enteral Services to Our PDN and Home Care Patient Base

We believe that Aveanna's unique ability to bundle PDN and enteral nutrition services to our patients is both a significant differentiator for our customers as well as a continued growth opportunity. In particular, we believe that the bundling of these services provides families with not only a more convenient "one stop shop" but also a more responsive, tailored service experience due to the ability of Aveanna nurses to manage patients' enteral shipments from the home. Today, we believe the majority of our PDN patients also receive enteral therapy, but the vast majority of these patients are served by other third-party enteral services providers, creating significant future cross-selling upside for our enteral business to continue to penetrate our PDN patient base.

Reinvest in Our Platform to Optimize Performance and Deliver Data-Driven Results

We believe ongoing investment in our platform drives greater efficiency across our business, generating a virtuous cycle that allows us to continue growing. We plan to continually invest in improving our people, technology and processes to further drive volumes, leverage our corporate infrastructure and drive higher margins over time. We also continue to invest in reporting capabilities and tracking advances that support our growth initiatives based on value-based payment models. Developments in our technology platform

allow us to align our data with our payers' and government partners' metrics of clinical quality, which we believe delivers exceptional value while improving outcomes.

Our Reimbursement Sources

We have a highly diverse range of payers that reimburse us. Our payer diversity is due to both our geographic diversity as well as the variety of services we provide, many of which are reimbursed by different payers and have different payment models. Our reimbursement sources are comprised of more than 1,500 distinct payers that include Medicaid managed care organizations ("MCOs"), state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 38 states. Each contract we have with our payers is unique and specific to that payer, creating additional diversification benefits.

The majority of the Company's PDN patients are covered by either Medicaid fee-for-service ("FFS") or Medicaid MCOs. State legislatures or responsible state agencies determine Medicaid FFS reimbursement rates for PDN services. In states where traditional FFS Medicaid is the primary payer source for PDN services, providers do not have the ability to negotiate reimbursement rates; providers simply must accept the rate offered by the state Medicaid system or choose not to accept Medicaid patients and/or be reimbursed by the state Medicaid system. In states that outsource some or all of the Medicaid administration to managed care, MCOs generally receive a per-member-per-month capitation payment from the state and then contract for reimbursement rates with each provider of services within the state. Contracts between MCOs and PDN providers generally express reimbursement rates as a percentage of the state's FFS rate and those rates are negotiated between the MCO and the provider, with the rates largely based on state guidance and typically within a range of the applicable Medicaid rate.

The Company views contract negotiations – including rates, billing, and collections – holistically. When determining whether to enter into or continue a contract with an MCO or commercial payer, the Company considers whether the rate and other contract terms offered are generally acceptable based on commercial billing and collection practices and also allow the Company to appropriately attract and retain caregivers at a market rate. Though the reimbursement rate is important, other contract terms are also important to the Company, including timeliness of payment by the payer, the appeals process for challenging denied claims, and the claims format and submission process. These "non-rate" terms are typically equally as important to the Company as the base reimbursement rate.

Private Duty Services and Medical Solutions Reimbursement

The primary payers for our private duty services and medical solutions are state-based Medicaid programs and MCOs. Although traditional Medicaid eligibility is often determined by income or assets, private duty services patients typically qualify for Medicaid because of their medical conditions, regardless of their family's income. A federal law established in 1967, a component of which covers Early Periodic Screening, Diagnostic, and Treatment ("EPSDT"), requires that state Medicaid programs and Medicaid MCOs cover medically necessary services for children under 21. Many of our private duty services, including PDN, personal care services and physical, occupational and speech therapy, are all explicitly included under the EPSDT benefit. In addition to the federal mandate for coverage of these services, we believe our reimbursement is significantly more stable than other government reimbursed services because private duty nursing patients (many of whom are children with complex medical diagnosis) represent a medically complex population supported by strong, active advocacy groups, and therefore funding for our services typically receives broad bi-partisan support in state legislatures and Congress. Moreover, state spending on private duty nursing is a small portion of total state Medicaid expenditures, and the home is widely recognized by payers as the lower cost alternative to inpatient care settings. As a result, funding for our services is unlikely to be targeted as a source of savings for states seeking to alleviate budget pressure.

Medicaid policy is generally determined at a state level across each of the states in which we offer these services, providing stability as compared to Medicare reimbursement, which is determined at the federal level. Each state also has the ability to determine whether to administer benefits through a statewide fee-for-service program or through MCOs as noted above, which provide the Company additional payer diversity. The trend across many states has been to slowly transition children with complex medical conditions from traditional FFS to MCOs for many of the private duty services that we provide. Today, the majority of states in which we provide PDS have already transitioned to MCOs. Changes in utilization and reimbursement from the shift to managed care have historically been minimal, with reimbursement for MCO and state Medicaid programs largely at parity. Furthermore, we believe that we have an opportunity to capture additional volume from the shift to managed care as MCOs prefer to partner with scale providers like Aveanna who deliver a broad range of services with consistently high-quality care and can demonstrate appropriate cost savings for MCOs by avoiding unplanned hospitalizations.

Commercial insurance payers also comprise a small portion of our reimbursement for private duty services and medical solutions. However, commercial benefits coverage is typically limited by monetary spend or visit utilization caps, and when services are no longer covered (or are minimally covered), patients often are able to access services through Medicaid.

Adult Home Health & Hospice Reimbursement

Our adult home health and hospice services are primarily reimbursed by Medicare and Medicare Advantage plans. The Medicare home health benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require intermittent skilled care. While the services received do not need to be rehabilitative or of a finite duration, patients must have a skilled need and be "homebound" as defined by the U.S. Department of Health and Human Services ("HHS"), Centers for Medicare & Medicaid Services ("CMS"). Patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home health benefits. As a condition of coverage under Medicare, beneficiaries must: (1) be homebound, meaning they are unable to leave their home without a considerable and taxing effort; (2) require intermittent skilled nursing, physical therapy or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients also may receive reimbursement for occupational therapy, medical social services, and home health aide services if these additional services are part of a plan of care prescribed by a physician.

We submit all home health Medicare claims through Medicare Administrative Contractors for CMS. Medicare Administrative Contractors are private health care insurers that have been awarded a geographic jurisdiction to process Medicare Part A and Part B medical claims or durable medical equipment claims for Medicare beneficiaries.

Final payments may reflect base payment adjustments for case-mix and geographic wage differences and 2% sequestration reduction for episodes that began after March 31, 2013. In addition, final adjustments may reflect one of four retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (a) an outlier payment if the patient's care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than a threshold required to justify a full episodic payment; (c) a partial payment if the patient transferred to another provider or transferred from another provider before completing the episode; or (d) a Notice of Admission ("NOA") penalty if Medicare was not notified of a patient admission within five days of the start of care. Because such adjustments are determined upon the completion date of the episode, retroactive adjustments could impact our financial results. The base payment rate for Medicare home nursing was $2,057.35 per 30-day episode for the year ended December 31, 2025. The base payment rate does not take into consideration the 2% sequestration payment reduction mandated by the Budget Control Act of 2011.

Home health payment rates are updated annually by the home health market basket percentage as adjusted by Congress. CMS establishes the home health market basket index, which measures inflation in the prices of an appropriate mix of goods and services included in home health services.

The Medicare hospice benefit covers a broad set of palliative services for beneficiaries who have a life expectancy of six months or less, as determined by their physicians. Medicare pays hospices a daily rate for each day a beneficiary is enrolled in the hospice benefit. Each day of hospice benefit, a level of care is assigned based on one of four case types: routine home care, continuous home care, inpatient respite care and general inpatient care. For Medicare's 2025 fiscal year, the base per diem hospice payment rate for each service were: $224.62 for each of the first 60 days of routine home care and $176.96 for every day thereafter; $1,618.59 for continuous home care; $518.78 for inpatient respite care; and $1,170.04 for general inpatient care. These payments were reduced by 4% in 2025 for hospices that do not report specified quality data to CMS.

Competition

Competitive Position

Private Duty Services

The PDS services industry in which Aveanna operates is highly competitive and fragmented. PDS providers range from facility-based agencies, such as day health centers, live-in facilities and government agencies, to independent homecare companies. Our PDS competitors may be not-for-profit organizations or for-profit organizations. There are relatively few barriers to entry in some of the home health services markets in which Aveanna operates. In addition to several multistate privately held companies, Aveanna's primary competitors for its home health business are hospital-based home health agencies and local home health agencies, both for

profit and not-for-profit. Aveanna competes with other home health providers on the basis of availability of caregivers, quality and expertise of services and the value of services. Aveanna believes that it has a favorable competitive position, attributable mainly to the consistently high quality and targeted services it has historically provided to its patients, as well as to its screening and evaluation procedures and training programs for clinical associates who provide direct care to patients.

Additionally, Aveanna's competitors are also striving to improve their service offerings and drive growth in non-government reimbursed programs. Aveanna competitors are developing new strategic relationships with providers, referral sources and payers, which could result in increased competition.

Home Health and Hospice Services

The home health market is highly competitive and fragmented. According to the Medicare Payment Advisory Commission ("MedPac"), an independent agency that advises Congress on various Medicare issues, there were over 12,000 Medicare-certified home health agencies in the United States in 2025. Generally, competition in home health service and hospice markets comes from local and regional providers. These providers include facility- and hospital-based providers, visiting nurse associations and nurse registries. Aveanna competes based on the availability of personnel, the quality of services, expertise of visiting staff, and, in certain instances, the price of our services.

Medical Solutions

The medical solutions industry in which Aveanna operates is highly competitive, fragmented and market specific. Each local market has its own competitive blueprint, and there are few competitors with significant market share in all of the markets in which Aveanna operates. Aveanna competes with providers, privately and publicly held organizations, and not-for-profit organizations. There is continual competition from new entrants into Aveanna's markets.

Aveanna's Medicare MS business line could be impacted if CMS reinitiates the Durable Medical Equipment, Prosthetics, Orthotics and Supplies ("DMEPOS") competitive bid award that sets payment rates for DMEPOS items and services. The DMEPOS program provides Medicare reimbursement to suppliers of medical items, including, among such other things, enteral nutrition products and oxygen, for Medicare beneficiaries. The DMEPOS Competitive Bidding Program was mandated by Congress through the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The statute requires that Medicare replace the DMPEOS fee schedule payment methodology for selected DMEPOS items with a competitive bid process. Under the program, a competition among suppliers who operate in a particular competitive bidding area ("CBA") is conducted by CMS. Suppliers are required to submit a bid for selected products. CMS announced that the next round of the DMEPOS Competitive Bidding Program is on hold, during which time CMS will consider implementing changes regarding sustainable prices and preventing fraud, waste, and abuse. While Aveanna cannot predict when CMS will reinitiate the DMEPOS bidding program or its outcome, including the Medicare payment rates that will be in effect in future years for the items subjected to competitive bidding; however, the outcome of the program may materially adversely affect the Company's financial condition and results of operations.

Source and Availability of Personnel

To maximize the cost effectiveness and productivity of clinical associates, Aveanna utilizes customized processes and procedures that have been developed and refined over the years. We use personalized matching techniques to recruit and select applicants who fit individual patients' needs through initial applicant profiles, personal interviews, skill evaluations and reference checks. Aveanna utilizes a best-in-class iCIMS recruiting and applicant tracking platform in the sourcing, hiring, and onboarding of new personnel.

We recruit our clinical associates through a variety of sources, such as advertising in local and national media, job fairs, solicitations on websites, direct mail and telephone solicitations and referrals obtained directly from clients and other caregivers. Clinical associates are paid per visit, per hour, per diem, or are employed on a full-time salaried basis. Currently, we are experiencing a shortage of licensed clinicians, which has impacted our industry in general. See "Risk Factors—Risks Related to our Business and Industry". The PDN and HHH industries have historically experienced shortages in qualified clinicians and management personnel. These shortages increase competition for qualified candidates across the entire healthcare industry and may increase our labor costs and reduce profitability.

Government Regulation

General

Aveanna's business is subject to extensive federal, state and, in some instances, local regulations and standards which govern, among other things: Medicare, Medicaid, TRICARE (the Department of Defense's managed healthcare program for military personnel/retirees and their families) and other government-funded reimbursement programs; reporting requirements, certification and licensing standards and in some cases, Certificate of Need ("CON") requirements for certain home health agencies and hospices.

Aveanna's compliance with these regulations and standards may affect its participation in Medicare, Medicaid, TRICARE and other federal and state healthcare programs, as well as its ability to be reimbursed by private payers. Aveanna is also subject to a variety of federal and state regulations which prohibit fraud and abuse in the delivery of healthcare services. These regulations include, among other things: prohibitions against the offering or making of direct or indirect payments to actual or potential referral sources for obtaining or influencing patient referrals; rules generally prohibiting physicians from making referrals under Medicare and Medicaid for clinical services to a home health agency with which the physician or his or her immediate family member has certain types of financial relationships; laws against the filing of false claims; and laws against making payment or offering items of value to patients to induce their self-referral to the provider. These regulations also include licensure, certification or other qualifications for various Aveanna personnel who provide our services.

For a discussion of risks related to government regulation in our industry, see "See Risk Factors - Risks Related to Our Regulatory Framework."

Licensure, Certificates of Need and Permits of Approval

Both PDN and HHH agency providers operate under licenses granted by the health authorities of their respective states. Some states require healthcare providers (including home health and hospice agencies) to obtain prior state approval for the purchase, construction or expansion of healthcare locations, capital expenditures exceeding a prescribed amount, or changes in services. For those states that require a CON or permit of approval ("POA"), the provider must also complete a separate application process establishing a location and must receive required approvals.

Certain states, including a number in which we operate, carefully restrict new entrants into the market based on demographic and/or demonstrative usage of additional providers. These states limit the entry of new providers or services and the expansion of existing providers or services in their markets through a CON or POA process, which is periodically evaluated and updated as required by applicable state law.

To the extent that we would need a CON, POA, or other similar approvals to expand our operations, our expansion could be adversely affected by the inability to obtain the necessary approvals, changes in the standards applicable to those approvals and possible delays and expenses associated with obtaining those approvals.

In every state where required, our home health and hospice agencies possess a license and/or CON or POA issued by the state health authority that determines the local service area for the home health and hospice agencies. State health authorities in certain states and the District of Columbia require a CON or its equivalent in order to establish and operate a home health agency or hospice care center. We operate home health agencies and/or provide hospice services in the following CON states: Alabama, Georgia, North Carolina, South Carolina, Tennessee and Washington.

Medicare and Medicaid Participation: Licensing, Certification and Accreditation

All healthcare providers are subject to compliance with various federal, state and local statues and regulations in the U.S. and receive periodic inspection by state licensing agencies to review compliance with standards of administration, medical care, equipment and safety. We have dedicated internal resources and utilize external parties when necessary to monitor and ensure compliance with the various applicable federal, state and local laws, rules and regulations.

Our home health and hospice agencies and caregivers must comply with regulations promulgated by HHS and CMS in order to participate in the Medicare program and receive Medicare payments. Sections 1861(o) and 1891 of the Social Security Act ("SSA") and 42 CFR Part 484 establish the conditions that a home health agency must meet in order to participate in the Medicare program. Among other things, these regulations, applicable to home health agencies, known as "Conditions of Participation" ("COPs"), relate to

the type of facility, its personnel and its standards of medical care, as well as its compliance with federal and state laws and regulations.

Section 1861(dd) of the SSA and 42 CFR Part 418 establish the COPs that a hospice must meet in order to participate in the Medicare program. These COPs set forth the health and safety requirements that a hospice must meet. They provide a framework for patient care, administrative and organizational processes, and quality improvement, as well as compliance with federal and state laws and regulations.

CMS has adopted alternative sanction enforcement options which allow CMS to (i) impose temporary management, direct plans of correction or direct training and (ii) impose payment suspensions and civil monetary penalties in each case on providers out of compliance with the COPs. In addition, CMS engages or has engaged a number of third-party audit contractors to conduct an additional documentation request (known as an "ADR," a request for a provider's medical record documentation to review specific claims), and other third-party firms, including Recovery Audit Contractors, Program Safeguard Contractors, Zone Program Integrity Contractors, Uniform Program Integrity Contractors, Targeted Probe and Educate, Supplemental Medical Review Contractors and Medicaid Integrity Contractors, to conduct extensive reviews of claims data and state and federal government healthcare program laws and regulations applicable to healthcare providers. These ADRs and other audits evaluate the appropriateness of billings submitted for payment. In addition to identifying overpayments, audit contractors can refer suspected violations of law to government enforcement authorities.

Accreditations

The Community Health Accreditation Program (the "CHAP") and Accreditation Commission for Health Care (the "ACHC") are nationwide commissions that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of healthcare organizations. Many states and some MCOs use CHAP and ACHC accreditation as a credentialing standard. Aveanna has an active three year contract with CHAP and ACHC and has had a corporate survey as recently as June 2025. No findings of material noncompliance were identified during the 2025 corporate survey. All locations are accredited and will undergo surveys over the next three years. As we acquire companies, we apply for accreditation 12 to 18 months after completing the acquisition.

For a discussion of risks related to licensing, certification, and accreditation, see "See Risk Factors - Risks Related to Our Regulatory Framework."

Federal and State Anti-Fraud and Anti-Kickback Laws

As a provider under the Medicare and Medicaid systems, we are subject to various federal anti-fraud and abuse laws, including, without limitation, the federal anti-kickback statute, 42 U.S.C. § 1320a-7b (the "Anti-Kickback Statute"). Affected government healthcare programs include any healthcare plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits/programs), including certain state healthcare programs that receive federal funds, such as Medicaid. We are also subject to various state anti-fraud and kickback laws which govern both government program and private payer activity.

Subject to certain exceptions, these laws prohibit any offer, payment, solicitation or receipt of any form of remuneration to induce or reward the referral of business payable under a government healthcare program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered under a government healthcare program. A related law, which among other things imposes monetary penalties, forbids the offer or transfer of anything of value, including certain waivers of co-payment obligations and deductible amounts, to a beneficiary of Medicare or Medicaid that is likely to influence the beneficiary's selection of healthcare providers, again, subject to certain exceptions. Violations of the federal Anti-Kickback Statute can result in imprisonment, the imposition of penalties topping $100,000, plus three times the amount of the improper remuneration and potentially, exclusion from furnishing services under any government healthcare program. In addition, the states in which we operate generally have laws, similar to the various federal anti-fraud and abuse laws, that prohibit certain direct or indirect payment or fee-splitting arrangements between healthcare providers and/or other persons and entities where such arrangements are designed or used to obtain or induce the referral of patients from a particular person or provider.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to monitor and address prevention of anti-fraud and kickback laws violations.

Stark Law

Federal law includes a provision commonly known as the "Stark Law." This law prohibits a physician (defined to include a doctor of medicine or osteopathy, a doctor of dental surgery or dental medicine, a doctor of podiatric medicine, a doctor of optometry, or a chiropractor) from referring Medicare and Medicaid patients to certain types of entities with which the physician or any of the physician's immediate family members have a financial relationship, unless an exception to the law's prohibition is met. Subject to adherence to their respective criteria requirements, the self-referral prohibition contains a number of exceptions, including exceptions covering employment or independent contractor arrangements, space and equipment leases, and recruitment agreements.

As of December 2025, sanctions within Stark Law include significant civil penalties including over $30,000 for each violation, over $205,000 for schemes to circumvent the Stark Law restrictions and over $24,000 for each day an entity fails to report required information and exclusion from the federal healthcare programs. Violations of the Stark Law trigger overpayment liability, and may also result in payment denials, false claim recoveries, civil monetary penalties, and/or federal program exclusion.

Several of the states in which we conduct business have also enacted statutes similar in scope and purpose to the Stark Law's self-referral prohibitions. These state laws may mirror the Stark Law or may be different in scope. The available guidance and enforcement activity associated with such state laws varies considerably.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Federal and State Privacy and Security Laws

The Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act. (collectively, "HIPAA") requires our covered entities to comply with standards for the exchange of health information within our company and with third parties, such as payers, business associates and patients. These include standards for common healthcare transactions, such as: claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; and security, privacy, breach notification and enforcement. Under HIPAA, a "covered entity" includes healthcare providers, healthcare clearinghouses and health plans/insurers, and a "business associate" is a person or entity, other than a member of the workforce of a covered entity, who performs functions or activities on behalf of, or provides certain services to, a covered entity that involve access by the business associate to protected health information.

HIPAA transaction regulations establish form, format and data content requirements for most electronic healthcare transactions, such as healthcare claims that are submitted electronically. The HIPAA privacy regulations establish comprehensive requirements relating to the use and disclosure of protected health information. The HIPAA security regulations establish minimum standards for the protection of protected health information that is stored or transmitted electronically. The HIPAA breach notification regulations establish the applicable requirements for notifying individuals, the HHS, and the media in the event of a data breach affecting protected health information. Violations of the privacy, security and breach notification regulations are punishable by civil and criminal penalties.

The American Recovery and Economic Reinvestment Act of 2009 ("ARRA") increased the amount of civil monetary penalties that can be imposed for violations of HIPAA, and the amounts are updated annually for inflation. As of 2025, penalties for HIPAA violations can range from $141 to $2.134 million per violation with a maximum fine of $2.134 million for identical violations during a calendar year. ARRA also authorized State Attorneys General to bring civil enforcement actions under HIPAA, and attorney generals are actively engaged in enforcement. These penalties could be in addition to other penalties assessed by a state for a breach which would be considered reportable under the state's data breach notification laws.

Health care providers, including Home Health Agencies ("HHAs") and hospices, are also subject to a growing number of requirements intended to promote the interoperability and exchange of patient health information. On April 5, 2021, for example, health care providers and certain other entities became subject to information blocking restrictions pursuant to the 21st Century Cures Act that prohibit practices that may interfere with the access, exchange, or use of electronic health information, except as required by law or specified by HHS as a reasonable and necessary activity. Violations may result in penalties of up to $1.0 million per violation and/or other disincentives.

In addition to the federal HIPAA regulations, most states also have laws that regulate the collection, storage, use, retention, security, disclosure, transfer and other processing of health information and other confidential, sensitive and personal data. Certain of these laws grant individual rights with respect to their information, and we may be required to expend significant resources to comply with these laws. For example, various states, such as California and Massachusetts, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of personally identifiable information, including protected health information ("PHI"). These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies.

Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and/or state regulators in the event of a data breach or compromise, including when their personal information has or may have been accessed by an unauthorized person. Some state breach notification laws may also impose physical and electronic security requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. Violation of state privacy, security, and breach notification laws can trigger significant monetary penalties. In addition, certain states' privacy, security, and data breach laws, including, for example, the California Consumer Privacy Act of 2018 (the "CCPA"), include a private right of action that may expose us to private litigation regarding our privacy practices and significant damages awards or settlements in civil litigation. Complying with these various laws, rules, regulations and standards, and with any new laws or regulations changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered.

The False Claims Act

The federal False Claims Act, 31 U.S.C. §§ 3729, et seq., ("FCA") prohibits false claims or requests for payment, for which payment may be made by a federal government program, including for healthcare services. Under the FCA, the federal government may penalize any person who knowingly submits, or participates in submitting, claims for payment to the federal government which are false or fraudulent, or which contain false information. Any person who knowingly makes or uses a false record or statement to avoid paying the federal government, or knowingly conceals or avoids an obligation to pay money to the federal government, may also be subject to fines under the FCA. Under the FCA, the term "person" means an individual, company or corporation.

The federal government has used the FCA to cover Medicare, Medicaid and other governmental program fraud in areas such as violations of the federal Anti-Kickback Statute or the Stark Laws, coding errors, billing for services not provided and submitting false cost reports. The FCA has also been used to bring suit against people or entities that bill services at a higher reimbursement rate than is allowed and that bill for care that is not medically necessary. In addition to government enforcement, the FCA authorizes private citizens to bring qui tam or "whistleblower" lawsuits, greatly extending the number of actions under the FCA. As updated in 2025, the per-claim penalty range is between $14,308 and $28,619.

The Fraud Enforcement and Recovery Act of 2009 ("FERA") amended the FCA with the intent of enhancing the powers of government enforcement authorities and whistleblowers to bring FCA cases. In particular, FERA clarifies that liability may be established not only for false claims submitted directly to the government, but also for claims submitted to government contractors and grantees. FERA also clarifies that liability exists for attempts to avoid repayment of overpayments, including improper retention of federal funds. FERA included revisions to FCA procedures, expanding the government's ability to use its civil investigative demand process to investigate defendants, and permitting government complaints in intervention to relate back to the filing of the whistleblower's original complaint. FERA has increased both the volume and liability exposure of FCA cases brought against healthcare providers.

In the Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act (collectively, the "ACA"), Congress enacted requirements related to identifying and returning overpayments made under Medicare and Medicaid. Effective on December 9, 2024, CMS promulgated revised regulations regarding this so-called "60-day rule," which requires providers to report and return Medicare and Medicaid overpayments within 60 days of identifying the same. A provider who retains identified overpayments beyond 60 days may be liable under the FCA. "Identification" occurs when a person "knowingly receives or retains an overpayment." The regulations also established a six-year lookback period, meaning overpayments must be reported and returned if a person identifies the overpayment within six years of the date the overpayment was received. A provider must report and return overpayments even if the provider did not cause the overpayment.

In addition to the FCA, the federal government may use several criminal statutes to prosecute the submission of false or fraudulent claims for payment to the federal government. Further, many states have false claims laws similar to the FCA that impose liability for the types of acts prohibited by the FCA. As part of the Deficit Reduction Act of 2005 (the "DRA"), Congress provided states an incentive to adopt state false claims acts consistent with the federal FCA. Additionally, the DRA requires providers who receive $5 million or more annually from Medicaid to include information on federal and state false claims acts, whistleblower protections and the providers' own policies on detecting and preventing fraud in their written employee policies.

Governmental Review, Audits and Investigations

The HHS, CMS, Department of Justice ("DOJ") and other federal and state agencies continue to impose intensive enforcement policies and conduct random and directed audits, reviews, and investigations designed to ensure compliance with applicable healthcare program participation and payment laws and regulations. As a result, we are routinely the subject of such audits, reviews, and investigations.

HHS, CMS, DOJ or other federal and state enforcement and regulatory agencies may conduct investigations related to the Company's businesses in the future. These audits and investigations could potentially cause delays in collections, recoupments, retroactive adjustment to amounts previously paid from governmental payers. We cannot predict the ultimate outcome of any regulatory and other governmental audits and investigations. While such audits and investigations are the subject of administrative appeals, the appeals process, even if successful, may take several years to resolve. The Company's costs to respond to and defend any such audits, reviews and investigations could be significant and are likely to increase in the current enforcement environment.

FDA Regulation

The U.S. Food and Drug Administration ("FDA") regulates medical device user facilities, which include home health and hospice providers. FDA regulations require user facilities to report patient deaths and serious injuries to the FDA and/or the manufacturer of a device used by the facility if the device may have caused or contributed to the death or serious injury of any patient. FDA regulations also require user facilities to maintain files related to adverse events and to establish and implement appropriate procedures to ensure compliance with the above reporting and recordkeeping requirements. User facilities are subject to FDA inspection, and noncompliance with applicable requirements may result in warning letters or sanctions including civil monetary penalties, injunction, product seizure, criminal fines and/or imprisonment.

The Improving Medicare Post-Acute Care Transformation Act

In October 2014, the Improving Medicare Post-Acute Care Transformation Act of 2014 (the "IMPACT Act") was signed into law requiring the reporting of standardized patient assessment data for quality improvement, payment and discharge planning purposes across the spectrum of post-acute care providers ("PACs"), including skilled nursing facilities and home health agencies. The IMPACT Act required PACs to begin reporting standardized patient assessment data at admission and discharge for PACs, as well as certain resource use and quality measures such as functional status, medication reconciliation, incidence of major falls, and discharge preferences. If we fail to report such data when required, we could be subject to a 2.0% reduction in market basket prices then in effect.

Pre-Claim Review Demonstration for Home Health Services

On May 31, 2018, CMS issued a notice indicating its intention to launch a Medicare pre-claim review ("PCR") demonstration project called the Review Choice Demonstration for Home Health Services ("RCD"), giving home health agencies in the demonstration states 3 options: PCR of all claims, post-payment review of all claims, or minimal post-payment review with a 25% payment reduction for all home health services. Under the PCR and post-payment review options, provider claims are reviewed for every episode of care until the appropriate claim approval rate (90% based on a minimum of 10 pre-claim requests or claims submitted) is reached. Further, once the appropriate claim approval rate is reached, a provider can elect to opt-out of claim reviews except for a spot check of 5% of its claims to ensure continued compliance. The demonstration initially applied to home health agency providers in Florida, Illinois, North Carolina, Ohio and Texas. The choice selection period began on January 15, 2020 and ended on February 13, 2020 for home health agencies located in Texas. After a pause due to the Public Health Emergency for the COVID-19 pandemic, CMS began full implementation of RCD on September 1, 2021 for Florida and North Carolina. On April 1, 2022, CMS implemented the 25% payment reduction in North Carolina and Florida where applicable for providers who selected minimal post-payment review. Beginning December 1, 2023, CMS expanded the implementation of RCD to home health agencies operating in Oklahoma. On May 17, 2024, CMS extended RCD for the demonstration states for an additional five years, as well as removing the option of a minimal review with

25% payment reduction. CMS has the ability to expand RCD to additional states upon evidence of fraud, waste, or abuse in those states. The expansion of RCD to additional states where we operate could adversely affect our business.

Home Health Value-Based Purchasing

On January 1, 2016, CMS implemented the Home Health Value-Based Purchasing ("HHVBP") model. The HHVBP model was designed to give Medicare-certified home health agencies incentives or penalties, through payment bonuses, to give higher quality and more efficient care. HHVBP was rolled out to nine pilot states: Arizona, Florida, Iowa, Maryland, Massachusetts, Nebraska, North Carolina, Tennessee and Washington, six of which Aveanna currently has home health operations. Payment adjustments were calculated based on performance in 20 measures which include current quality of patient care and patient satisfaction star measures, as well as measures based on submission of data to a CMS web portal. Under the demonstration, home health agencies with higher performance received bonuses, while those with lower scores received lower payments relative to current levels. Home health agency performance was evaluated against separate improvement and attainment scores, with payment tied to the higher of these two scores.

CMS ended the HHVBP demonstration on December 31, 2021, and, starting on January 1, 2023, an expanded HHVBP model became effective in all 50 states. Under this new model, CMS uses 2022 for all home health agencies that were certified prior to January 1, 2022 as the baseline year for performance, with 2023 as the first year for performance measurement. The first payment adjustment began on January 1, 2025, based on 2023 performance data. Bonuses and penalties began in 2023 with the maximum of plus or minus 5% to a home health agency's Medicare payments.

Home Health Payment Reform

On January 1, 2020, CMS implemented an alternative case-mix adjustment methodology called the Home Health Patient-Driven Groupings Model ("PDGM"). The PDGM adjusted payments to home health agencies providing home health services under Medicare Fee-For-Service based on patient characteristics for 30-day periods of care and also eliminated the use of therapy visits in the determination of payments. While the changes were to be implemented in a budget neutral manner to the industry, the ultimate impact varied by provider based on factors including patient mix and admission source. On October 31, 2019, CMS assumed that home health agencies will change their documentation and coding practices by putting the highest paying diagnosis code as the principal diagnosis code in order to have a 30-day period be placed into a higher-paying clinical group. Notably, CMS is required by the law to analyze data for calendar years 2020-2026, retrospectively, to determine the impact of the difference between assumed and actual behavior changes and to make any such payment changes as are necessary to offset or supplement the adjustments based on anticipated behavior. Additionally, in an effort to eliminate fraud risks, CMS phased out requests for anticipated payments ("RAPs") for 2020 and fully eliminated RAPs for calendar year 2021. Since January 1, 2022, home health providers have been required to submit a Notice of Admission ("NOA") within five calendar days of the admission or face a reduction in payment.

HHS Rule: "Ensuring Access to Medicaid Services"

On April 27, 2023, HHS introduced a proposed rule titled "Ensuring Access to Medicaid Services" with a stated goal of improving access to services for Medicaid beneficiaries. The final rule was published on May 10, 2024 and included regulatory changes that took effect on July 9, 2024, although many provisions have an effective date that differs from the overarching effective date of the regulatory changes. The final rule addresses access to care and quality of care across both Medicaid FFS and managed care delivery systems, including for home and community-based services ("HCBS") programs. The final rule also includes transparency requirements, by, for example, requiring states to publish by July 1, 2026 (and thereafter to maintain) updated FFS Medicaid fee schedule payment rates on a publicly available and accessible website. It also requires states to include a comparison of certain FFS Medicaid payment rates to Medicare rates.

Among its key provisions as to HCBS programs, the final rule addresses the waiver requirements for HCBS programs and requires that by July 9, 2030, states generally ensure that each provider spends a minimum of 80% of the total Medicaid payments the provider receives for homemaker, home health aide, and personal care services be spent on compensation for direct care workers furnishing these services, subject to certain flexibilities and exceptions. States have the option to establish (i) a hardship exemption for certain providers facing extraordinary circumstances and (ii) a separate performance level for small providers that meet certain state-defined criteria. In the period leading up to the obligation that takes effect July 9, 2030, the rule also imposes phased reporting requirements regarding the percentage of Medicaid payments for these services – states must generally report on data collection readiness by July 9, 2027 and on actual payment percentages by July 9, 2028.

Durable Medical Equipment (DME) Medicare Administrative Contractor

Some of our products are classified as Durable Medical Equipment ("DME") under Medicare regulations. In order to ensure that Medicare beneficiaries only receive medically necessary and appropriate items and services, the Medicare program has adopted a number of documentation requirements. For example, certain provisions under CMS guidance manuals, local coverage determinations, and the Durable Medical Equipment Medicare Administrative Contractor ("DME MAC") Supplier Manuals provide that clinical information from the "patient's medical record" is required to justify the initial and ongoing medical necessity for the provision of DME. If treating physicians do not adequately document, among other things, their diagnoses and plans of care, the risks that Aveanna will be subject to audits and payment denials are likely to increase. Moreover, auditors' interpretations of these policies are inconsistent and subject to individual interpretation, leading to significant increases in individual supplier and industry-wide perceived error rates. High error rates could lead to further audit activity and regulatory burdens and could result in Aveanna making significant refunds and other payments to Medicare and other government programs. Accordingly, Aveanna's future revenues and cash flows from government healthcare programs may be reduced. Private payers also may conduct audits and may take legal action to recover alleged overpayments. Our MS segment could be adversely affected in some of the markets in which it operates if the auditing payer alleges substantial overpayments were made to Aveanna due to coding errors or lack of documentation to support medical necessity determinations.

Federal and state budgetary and other cost-containment pressures will continue to impact the DME industry. We cannot predict whether new federal and state budgetary proposals will be adopted or the effect, if any, such proposals would have on its financial condition and results of operations.

Quality Improvement and Regulatory Services

Aveanna performs quality improvement and regulatory services. The Company has set forth a quality platform that reviews:
- Performance improvement audits;
- CHAP standards;
- ACHC standards;
- State and regulatory surveys;
- Publicly reported quality data; and
- Patient perception of care.

As part of our ongoing quality control, internal auditing, and monitoring programs, we conduct internal clinical, quality, and compliance audits at our branch locations. If a location does not achieve a satisfactory rating, we require that it prepare and implement a plan of correction. We then follow-up to verify that all deficiencies identified in the initial audit and survey have been corrected.

We constantly expand and refine our continuous quality improvement programs. Specific written policies, procedures, training, and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific areas identified for improvement through regulatory interpretation and enforcement activities. We believe our consistent focus on continuous quality improvement programs provide us with a competitive advantage in the markets we serve.

Our Training and Compliance Programs

The Company has established and continually maintains a comprehensive compliance program that is designed to help our employees meet or exceed applicable standards established by federal and state laws and regulations and industry practice. Our goal is to foster and maintain the highest standards of compliance, ethics, integrity, and professionalism in every aspect of our business dealings, and we utilize our compliance program to assist our employees toward achieving that goal.

The purpose of our compliance and ethics program is to promote and foster compliance with applicable legal and regulatory requirements, the requirements of the Medicare and Medicaid programs and other government healthcare programs, industry standards, our Code of Conduct, and our other policies and procedures that support and enhance overall compliance within our Company. Our compliance program focuses on laws and regulations related to the federal False Claims Act, the Stark Law, the federal Anti-Kickback Statute and their state counterparts, and overall adherence to healthcare laws and regulations pertaining to fraud, waste and abuse, privacy, billing, and collection.

Our compliance program includes, among other things:

- drafting and revising the Company's policies and procedures related to compliance and ethics issues;
- reviewing, revising, and disseminating our Code of Conduct;
- evaluating compliance with our policies and procedures, Code of Conduct and legal and regulatory requirements related to the Medicare and Medicaid programs and other government healthcare programs, laws and regulations;
- providing new hire and annual training and education to all of our employees, officers, directors, contractors and other representatives and agents on our compliance program and potential compliance risks;
- monthly verification that current and potential employees are not classified as an excluded individual who is prohibited from participation in any federal healthcare program, such as Medicare or Medicaid;
- implementing an annual compliance work plan and performing and following up on various risk-based auditing and monitoring activities, including both clinical and non-clinical auditing and monitoring activities;
- monitoring, responding to and overseeing the resolution of compliance issues and concerns raised through the various means of reporting, including our confidential and anonymous compliance hotline; and
- taking appropriate corrective and disciplinary action when noncompliant or improper conduct is identified.

All employees are required to report incidents, issues or other concerns that they believe in good faith may be in violation of our Code of Conduct, our policies and procedures, applicable legal and regulatory requirements or the requirements of the Medicare and Medicaid programs and other government healthcare programs. We maintain a strong stance against intimidation of or retaliation against any employee that submits in good faith a report of a concern to our compliance department.

We believe we have best-in-class nurse training and compliance capabilities that differentiate our recruiting and retention of nurses as well as establish long-lasting relationships with referral sources and payers. Our robust compliance program is led by a seasoned and experienced Chief Compliance Officer who seeks to hold the Company's employees to a consistent, high standard, with required compliance training and annual audits. Emblematic of our commitment to compliance, all members of our management team and Board of Directors are required to complete the same annual training as our employees. This is designed to ensure that the culture of compliance reaches the highest levels of management within our Company.

Our employees have been provided with a number of methods by which they can report concerns to the Company's compliance department, including a confidential and anonymous compliance hotline. Our branch and nurse managers are held personally accountable for our compliance culture, and their incentive compensation is tied to a balanced scorecard that includes clinical quality as a key performance indicator. In addition, we continue to make significant investments in training for nurses and have increased the emphasis on clinical, training and compliance since 2017. Our investments in compliance and training have resulted in a very strong track record of patient safety, with an average of less than one patient safety-related injury per 2 million hours of service provided from 2017 to date of this Annual Report on Form 10-K. We also enjoy strong satisfaction scores in patient surveys and benefit from a strong reputation with referral sources.

Human Capital

As of January 3, 2026, we employed approximately 3,500 full-time support staff personnel with the remainder of our 32,000 employees employed on a part-time, temporary, per-diem or full-time basis. All of our employees, with the exception of certain executives with employment agreements, work with us on an at-will basis and none are union members or subject to any collective bargaining agreements. Our employee engagement survey data, together with other key indicators that we monitor, demonstrate that we enjoy good relationships with our employees. Our human capital resources objectives center around employee engagement, fostering our culture, and leadership development. We maintain and grow our team utilizing proven practices and technologies that help us identify, hire, incentivize and retain our existing employees. We also employ an equity incentive plan to attract, retain, motivate, and reward certain employees and directors through the issuance of equity-based incentive compensation awards, provide for employee participation in our employee stock purchase plan on a discounted basis, as well as cash-based performance bonuses.

Talent Acquisition, Retention and Development

Our strategy is to lead the market by attracting and hiring caregivers with a candidate-focused and technology driven recruiting experience. Our nationwide recruiting model is customized to localized workforces and seeks to attract the best clinicians with our powerful mission, unique opportunities to provide one-on-one care in the home with flexible schedules, and 24/7 clinical support and

electronic charting. We leverage extensive recruiting and employee data to identify, attract, and engage a skilled and diverse talent pool to assist us in the management, development and retention of our valuable workforce.

Our Inclusion & Engagement ("I&E") Vision

Aveanna is a company with a truly diverse workforce, where all employees of various cultures and abilities are valued. Each employee has an equal opportunity for growth and success here at Aveanna, thereby increasing organizational capacity as we work together to achieve our mission of revolutionizing the way home care is delivered, one patient at a time. All while preserving and cultivating our culture of corporate and social responsibility, with our core value of inclusion present in all we do.

Our I&E Mission

Our I&E mission is to attract and sustain an inclusive and engaged workforce by recruiting, hiring, developing, retaining, and promoting high-performing individuals who collaborate with one another to achieve our vision as defined by our Core Values.

Our I&E Strategic Initiative

We understand that the most effective business strategies require vision and long-term commitment. The same is true of our long-term I&E Strategic Initiative. Our I&E Strategic Initiative focuses on developing sustainable inclusion and engagement programs, developing and retaining high-performing talent, and recruiting higher performing talent to maximize the benefits for our clients, patients, employees and other stakeholders. We have successfully incorporated our I&E Strategic Initiative into our policies and practices, education and training and leadership focus, including:

I&E Executive Committee. Our I&E Executive Committee is composed of cross-functional leaders and members of our executive team, including our Vice President of Inclusion and Engagement. This team provides strategic oversight, support, guidance, sponsorship and thought-leadership in developing and deploying our I&E Strategic Initiative.

Annual Inclusion and Engagement Summit. We annually convene senior department leaders for critical discussions about our Inclusion and Engagement Strategic Initiative, accomplishment of goals, enterprise feedback and assessments, as well as focused discussions on activating the values of the organization.

Inclusion Ambassadors. This committee of ambassadors is composed of members from our various business units who are passionate about helping us continue to develop a more inclusive workplace. The committee has been designed as a core group to propose ideas and develop programming to support a sense of belonging and community in collaboration with our I&E Executive Committee through our growing Aveanna Connection Groups and Aveanna Social Circles.

Enterprise-Wide Inclusion Training. We provide our employees with programming, education and training on inclusion and belonging. Our goal for these training programs is to ensure all employees and stakeholders feel valued and supported.

Cultural Assessment/Employee Engagement Surveys. We utilize a robust employee engagement tool to track our progress in creating a more inclusive and engaging workplace over time and identify new opportunities in this space.

Aveanna Connection Groups. We have established numerous Connection Groups to foster an inclusive workplace and thereby increase employee engagement to cultivate a sense of connection and belonging. Our groups provide a supportive space to build relationships across our geographically dispersed organization, offering opportunities for networking, professional development, and community engagement. Participation is open to all employees, reflecting our commitment to inclusion and engagement.

Aveanna Social Circles. To further foster an inclusive and engaged workplace, we have four Social Circles focused on bringing employees together based on shared interests: (i) Page Turners, (ii) Wellness in Motion, (iii) Reel Talk, and (iv) Tech Bytes.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public from commercial document retrieval services and at the SEC's website at http://www.sec.gov.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, are also made available, free of charge, on our investors page of our website at www.aveanna.com, as soon as reasonably practicable after such reports have been filed with or furnished to the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure).

References to our website in this Form 10-K are provided as a convenience and do not constitute, and should not be deemed, an incorporation by reference of the information contained on, or available through, the website, and such information should not be considered part of this Form 10-K.

Item 1A. Risk Factors.

You should carefully consider the risks described below, as well as other information contained in this report, including the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events discussed below could significantly and adversely affect our business, prospects, results of operations, financial condition, and cash flows.

Risks Related to Our Business and Industry

Competition among home health, hospice and durable medical equipment companies is intense.

The home health and hospice services and durable medical equipment industries are highly competitive. We compete with a variety of other companies in providing home health and hospice services and durable medical equipment, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by us and may thereby attract customers who are presently receiving our home health and hospice services and durable medical equipment. If we are unable to react competitively to new developments, our operating results may suffer. In many areas in which our home health, hospice and durable medical equipment programs are located, we compete with a large number of organizations, including:

- community-based home health providers;
- national, regional and local companies;
- national, regional and local hospice agencies;
- hospital-based home health agencies; and
- nursing homes.

Some of our current and potential competitors have or may obtain significantly greater marketing and financial resources than we have or may obtain. We also compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us. We compete based on the availability of personnel, the quality of services, the expertise of staff, and, in certain instances, on the price of our services.

In home health and hospice markets that do not require a certificate of need ("CON"), power-of-attorney ("POA"), or similar approval, there are relatively few barriers to entry. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing services, may expand their services to include home health and hospice services or similar services. If states with such existing laws remove such barriers, we could face increased competition in these states. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and could have a material adverse effect on our business, financial position, results of operations and liquidity.

If any large national healthcare entities that do not currently directly compete with us move into the home health or hospice market, competition could significantly increase. Larger, national healthcare entities have significant financial resources and extensive technology infrastructure. In addition, companies that currently compete in certain of our services could begin competing with additional services through the acquisition of an existing company or de novo expansion into these services. Our competitors may also develop joint ventures with providers, referral sources and payers, which could result in increased competition.

Managed care organizations, such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"), and other third-party payers continue to consolidate, which enhances their ability to influence the delivery of healthcare services.

Consequently, the healthcare needs of patients in the United States are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers. In addition, managed care organizations experienced significant financial pressure during fiscal 2025, as enrollments declined and utilization among existing members increased among such organizations, increasing competition. Our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected if these organizations terminate us as a provider and/or engage our competitors as a preferred or exclusive provider. In addition, should private payers, including managed care payers, seek to negotiate discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Our success depends on referrals from physicians, hospitals and other sources in the communities we serve and on our ability to maintain good relationships with existing referral sources. Our referral sources are not contractually obligated to refer patients to us and may refer their patients to other providers. In addition, our relationships with referral sources are subject to compliance with federal and state healthcare laws, such as the federal Anti-Kickback Statute, the federal Stark Law, and similar state laws. Our growth and profitability depend, in part, on our ability to establish and maintain close working relationships with these patient referral sources, comply with applicable laws with respect to such relationships, and to increase awareness and acceptance of the benefits of home health and hospice services by our referral sources and their patients. There can also be no assurance that other market participants will not attempt to steer patients to competing health services providers. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could have a material adverse effect on our business.

The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced or limited or no longer available, our business may be adversely impacted.

Third-party payers including Medicare, Medicaid and private health insurance payers provide substantially all funding for our home health and hospice services, and we cannot control reimbursement rates. During the past several years, third-party healthcare payers in the adult home care and hospice space, such as federal and state governments, insurance companies and employers, have undertaken cost containment initiatives. As part of the efforts, such payers increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk relating to paying for care provided, often in exchange for exclusive or preferred participation in their benefit plans. We expect efforts to impose greater discounts and more stringent cost controls by government and other third-party payers to continue, thereby reducing the payments we receive for our services. For example, the CMS Medicaid Integrity Program is increasing the scrutiny placed on Medicaid payments and could result in recoupments of alleged overpayments. CMS conducts similar audits on Medicare payments which may also result in recoupments of alleged overpayments. These payer audits are conducted by CMS contractors, many of whom are incentivized based upon the dollar value of said recoupments, such as Recovery Audit Contractor ("RAC") and Supplemental Medical Review Contractor ("SMRC") audits, as well as the Unified Program Integrity Contractors ("UPIC") program and the Zone Program Integrity Contractor ("ZPIC") program audits. While most audits are conducted on a post-payment basis, including RAC, ZPIC, UPIC, and SMRC audits, CMS also performs Targeted Probe and Educate ("TPE") audits on all home health and hospice providers to help reduce provider billing errors and educate providers on appropriate billing practices. These audits occasionally result in recoupment of Medicare reimbursement. Similarly, private third-party payers may be successful in negotiating reduced reimbursement schedules for our services. Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreements with private insurance organizations or government funded programs, reduction or elimination of payments or an increase in the payments at a rate that is less than the increase in our costs, or other factors affecting payments for healthcare services over which we have no control could have a material adverse effect on our business, prospects, results of operations and financial condition. Further, we cannot assure you that our services will be considered cost-effective by third-party payers, that reimbursement will continue to be available, or that changes to third-party payer reimbursement policies will not have a material adverse effect on our ability to sell our services on a profitable basis, if at all.

Reimbursement for the home health and hospice services that we provide is primarily through Medicare, Medicaid and managed care providers. Payments received from Medicare are subject to changes made through federal legislation and regulation. Payments received from Medicaid may vary from state to state. These payments are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating payments or reimbursements. When such changes are implemented, we also must modify our internal billing processes and procedures accordingly, which can require significant time and expense. We cannot assure you that reimbursement payments under governmental

payer programs, including supplemental insurance policies, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. These changes, including retroactive adjustments, if adopted in the future by CMS, could have a material adverse effect on our business, financial position, results of operations and liquidity.

For example, the One Big Beautiful Bill Act (the "OBBBA"), which was passed and signed into law in 2025, with certain provisions to take effect in 2026, updated Medicaid enrollment eligibility requirements for individuals to participate in certain Medicaid programs as Medicaid beneficiaries. The OBBBA includes, among other provisions, certain funding cuts to the Medicaid program, such as a reduction of funding for states choosing to expand the state's Medicaid program, and updated eligibility requirements for Medicaid beneficiaries, which include more onerous Medicaid eligibility verifications, such as the requirement that states more frequently confirm the Medicaid eligibility status of Medicaid recipients who are enrolled via the Affordable Care Act expansion pathway. Additionally, the OBBBA requires states to implement certain work requirements as a condition of Medicaid eligibility for beneficiaries who are enrolled in Medicaid through the expansion pathway. These changes could lead to lower Medicaid reimbursement for our business.

Changes to Medicare and Medicaid rates or methods governing Medicare and Medicaid payments for our services could materially adversely affect our business.

We derive substantial revenue from Medicare for our adult home health and hospice services and Medicaid for our pediatric service offerings, including Private Duty Nursing. Reductions in Medicare and Medicaid rates or changes in the way Medicare and Medicaid pay for services could cause our revenue for these services to decline, perhaps materially. Reductions in Medicare and Medicaid reimbursement could be caused by many factors, including:

- administrative or legislative changes to the base rates under the applicable prospective payment systems;
- the reduction or elimination of annual rate increases;
- the imposition or increase by Medicare or Medicaid of mechanisms shifting more responsibility for a portion of payment to beneficiaries, such as co-payments;
- adjustments to the relative components of the wage index used in determining reimbursement rates;
- changes to case mix or therapy thresholds; or
- the reclassification of home health resource groups or long-term care diagnosis-related groups.

We receive payments from Medicare for our adult home health and hospice services based on the level of care provided to our patients. As a result, our profitability largely depends upon our ability to manage the cost of providing these services. We cannot be assured that reimbursement payments under governmental payer programs, including Medicare, will remain at comparable levels to the present or will be sufficient to cover the costs allocable for patient services. Any changes could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flow. Medicare currently provides for an annual adjustment of the various payment rates, such as the base episode rate for our home nursing services, based upon the increase or decrease of the medical care expenditure, which may be less than actual inflation. This adjustment could be eliminated or reduced in any given year.

Since April 1, 2013, Medicare reimbursement has been subject to a 2% reduction through sequestration as mandated by the Budget Control Act of 2011 and American Taxpayer Relief Act of 2011. Although this reduction was temporarily suspended or reduced at various points during the COVID-19 pandemic, the full 2% sequestration reduction has been in effect since July 1, 2022. Further, Medicare routinely reclassifies home health resource groups. As a result of those reclassifications, we could receive lower reimbursement rates depending on the case mix of the patients we service. If our cost of providing services increases by more than the annual Medicare price adjustment, or if these reclassifications result in lower reimbursement rates, our results of operations, net income and cash flows could be adversely impacted.

Additionally, CMS changed the Home Health Prospective Payment System ("HHPPS") case-mix adjustment methodology through the use of a new PDGM for home health payments. This change was implemented on January 1, 2020, and also includes a change in the unit of payment from a 60-day payment period to a 30-day payment period and eliminates the use of therapy visits in the determination of payments. While the changes are intended to be implemented in a budget-neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. Additionally, in arriving at the calculation of a rate that is budget-neutral, CMS has made numerous assumptions about behavioral changes. The application of these assumptions

could negatively impact our rates of reimbursement and have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

In June 2019, CMS implemented the Review Choice Demonstration ("RCD") for home health providers who submit claims to Palmetto GBA Medicare Administrative Contractor, specifically home health providers in Illinois, Ohio, Texas, North Carolina, and Florida. On September 1, 2021, CMS mandated participation for North Carolina and Florida providers. The Demonstration Project runs in six-month cycles until May 31, 2029, and is intended to reduce the number of Medicare appeals, and improve provider compliance with Medicare program requirements. Upon initiation of RCD, HHAs had three initial choices; pre-claim review of 100% of claims; post-payment review; or minimal post-payment review with a 25% payment reduction. HHAs must have met a 90% target full provisional affirmation rate based on a minimum 10 requests/claims submitted to have successfully completed Cycle 1. For those HHAs who met the target affirmation rate and demonstrated compliance with certain Medicare rules, an additional review option of 5% Spot Check Review was available to choose for subsequent cycles. Our home health business in the states of Florida and North Carolina are subject to the requirements of the RCD. If we do not comply with the requirements of the RCD, we are at risk for significant advance payment or post-payment reviews and our reimbursement from the Medicare program could be delayed or reduced, thereby adversely impacting our results of operations, net income and cash flows. Additionally, states participating in the RCD are excluded from certain other CMS audits that are referenced above.

The Consolidated Appropriations Act passed by Congress at the end of 2022 (also referred to as the "Omnibus Budget Bill") contained several provisions that could impact our business. As to budget enforcement rules previously enacted by Congress, Section 1001 of the Omnibus Budget Bill waived Statutory Pay-As-You-Go (S-PAYGO) for two years through December 31, 2024. The S-PAYGO 4% mandatory sequestration of Medicare benefit payments that previously would have become effective on January 1, 2023 became effective as of January 1, 2025. Additionally, Section 4163 of the Omnibus Budget Bill extended the current Budget Control Act (BCA) mandatory sequestration of 2% of Medicare benefits through the first six (6) months of 2023 and revised the sequestration percentages for fiscal years 2030 through 2032 to 2%.

The implementation and application of reduction adjustments that began on January 1, 2025 have not had a material adverse effect on our business in 2025.

Additionally, on November 28, 2025, CMS released a final rule for fiscal year 2026 that cuts Medicare reimbursement rates by 1.3%. We are monitoring the implementation of the rule. Further similar rulings or rate adjustments may have a material adverse effect on our financial position, results of operations and cash flow. For more information, see the risk factor entitled "*Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.*"

The implementation of alternative payment models and the transition of Medicaid and Medicare beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

The healthcare industry in general is facing uncertainty associated with the efforts to identify and implement alternative delivery payment models and workable coordinated care. Many government and commercial payers are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, an accountable care organization ("ACO") incentivizes hospitals, physician groups, and other providers to organize and coordinate patient care while reducing unnecessary costs. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number of services they provide. Pursuant to the ACA, CMS has established several separate ACO programs, the largest of which is the Medicare Shared Savings Program ("MSSP"). CMS established the MSSP to facilitate coordination and cooperation among providers to improve the quality of care for Medicare fee-for-service beneficiaries and to reduce costs. Eligible providers, hospitals and suppliers may participate in the MSSP by creating, participating in or contracting with an ACO. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS. According to CMS, 480 MSSP ACOs served over 13 million patients as of January 1, 2024. Beginning on January 1, 2023, CMS transitioned to the Accountable Care Organization Realizing Equity, Access and Community Health ("REACH") Model, requiring ACO participants to meet several provisions on promoting health equity, including the creation of a health equity plan. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we are at risk for losing market share, including a loss of our current business. Other alternative payment models may be presented by the government and commercial payers to control costs that subject our company to financial risk. Broad-based implementation of a new delivery payment model would represent a significant transformation for us and the healthcare industry generally. The development of new delivery and payment systems will almost certainly take significant time and expense. We cannot predict at this time what effect alternative payment models may have on our company.

We may be similarly impacted by increased enrollment of Medicare and Medicaid beneficiaries in managed care plans, shifting away from traditional fee-for-service models. Under a managed Medicare plan, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits and the insurers may choose to offer supplemental benefits. Approximately 54% of all Medicare beneficiaries were enrolled in a Medicare Advantage plan in 2025, a figure that continues to grow. Enrollment in managed Medicaid plans has grown over the past several years, as states are relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources. We cannot assure you that we will be successful in our efforts to be included in managed plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that the authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. We may also face increased competition for managed care contracts as a result of state regulation and limitations. In addition, operational processes may not be well-defined as a state transitions Medicaid recipients to managed care. For example, membership, new referrals and the related authorization for services to be provided may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes associated with new managed care contracts may negatively affect our revenue growth rates, cash flow and profitability for services provided.

Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services.

We receive fixed payments at rates established through federal and state legislation from Medicare and Medicaid, our most significant payers, for our services. Consequently, our profitability largely depends upon our ability to manage the costs of providing these services. We cannot be assured that reimbursement payments under Medicare and Medicaid will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Additionally, non-government payer rates are difficult for us to negotiate as such payers are under pressure to reduce their own costs. As a result, we have sought to manage our costs in order to achieve a desired level of profitability including, but not limited to, centralization of various processes, the use of technology and management of the number of employees utilized. If we are not able to continue to streamline our processes and reduce our costs, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

The industry trend toward value-based purchasing may impact our financial results negatively.

There is a trend in the healthcare industry toward value-based compensation of healthcare services among both government and commercial payers. Generally, value-based purchasing programs emphasize quality of outcome and efficiency of care provided, rather than quantity of care provided. For example, certain commercial and managed Medicaid payers in our PDN business provide us with enhanced rates and incentive payments for exceeding certain quality standards. Failure to exceed these criteria may reduce the total reimbursement we are eligible to receive under certain contracts with these payers.

In the future, CMS may establish new, potentially mandatory, value-based purchasing programs that could affect healthcare providers. Other initiatives aimed at improving quality and cost of care may include alternative payment models, such as ACOs and bundled payment arrangements. The CMS Innovation Center is aiming to have all fee-for-service Medicare beneficiaries and most Medicaid beneficiaries in a care relationship with accountability for quality and total cost of care by 2030. Several state-sponsored payers are shifting toward value-based reimbursement arrangements as well.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. It is unclear whether alternative models will successfully coordinate care and reduce costs or whether they will decrease overall reimbursement. We believe we are adapting our business strategies to compete in a value-based reimbursement environment; however, we are unable at this time to predict how this trend will affect our business and results of operations. If quality of care is at a level below the expected outcomes or we fail to satisfy quality data reporting requirements, we may receive reduced reimbursement amounts and potentially owe repayments to payors, impacting our financial position, results of operations, and cash flows negatively.

Delays in collection or non-collection of our patient accounts receivable, or recoupment of payments previously received, particularly during the business integration process, or during system transitions, or in connection with complying with EVV data collection and submission requirements, could adversely affect our business, financial position, results of operations and liquidity.

Prompt billing and collection are important factors in our liquidity and our business is characterized by delays from the time we provide services to the time we receive payment for these services. We bill numerous and varied payers, such as Medicare, Medicaid and private insurance payers. These different payers typically have different billing requirements that must be satisfied prior to receiving payment for services rendered. Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our patient accounts receivable with Medicare and Medicaid are further subject to the complex regulations that govern Medicare and Medicaid reimbursement, and to rules imposed by non-government payers. For example, recent efforts have focused on improved coordination of regulation across the various types of Medicaid programs through which personal care services are offered. The 21st Century Cures Act, as amended, mandated that states implement EVV, a technology that collects and verifies data that home services are rendered, such as when the visit begins and ends. In several states, providers are now required to obtain state licenses or registrations and must comply with laws and regulations governing standards of practice. Providers must dedicate substantial resources to ensure continuing compliance with all applicable regulations and significant expenditures may be necessary to offer new services or to expand into new markets. The failure to comply with regulatory requirements could lead to the termination of rights to participate in federal and state-sponsored programs, repayment of payments previously received, and the suspension or revocation of licenses. We believe new licensing requirements and regulations, including EVV, the increasing focus on improving health outcomes, the rising cost and complexity of operations, technology and pressure on reimbursement rates due to constrained government resources may discourage new providers and may encourage industry consolidation. Further, states that fail to meet federally imposed EVV deadlines could potentially lose, without an application for a good cause extension, an escalating amount of their funding. Each state has different timelines and methodologies, including the data aggregators and processors used by each state, for implementing respective EVV process requirements. In order to comply with current and future state and federal regulations around EVV use, we utilize several different vendors. In states with an "open" model, the payer is able to choose its preferred EVV vendor. In states mandating the EVV vendor, a "closed" system, we utilize whichever vendor the state has mandated. In both cases, we have built interfaces between the EVV vendor and our clinical scheduling, documentation, and billing systems utilized in the respective branch and corporate locations. To the extent that our EVV vendors fail to support these processes, our internal operations could be negatively affected. To the extent that states fail to properly implement EVV, or that we fail to comply with new EVV data collection and submission requirements, our internal operations could be negatively affected. Our inability to collect and submit the data required by EVV regulations could negatively impact our ability to retain previously received payments or could subject us to future payment delays, which could have a material adverse effect on our business, financial position, results of operations and liquidity.

In addition, timing delays in billings and collections may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties' information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.

A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including our historical associative collection rate of revenue recognized for patient services, the age of unbilled receivables, and the age of billed receivables. A deterioration in our associative collection rate of revenue recognized or the overall aging of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies, and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity and we could be required to record impairment charges on our financial statements.

Failure to maintain the security and functionality of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity.

We collect, store, use, retain, disclose, transfer and otherwise process a significant amount of confidential, sensitive and personal information from and about our actual and potential patients and our employees, including tax information, patient health information and payroll data. In addition to internal resources, we rely on third-party service providers in providing our services, including to provide continual maintenance and enhancements and security of any protected data. Such third-party service providers have access to confidential, sensitive and personal information about our patients and employees, and some of these service providers in turn subcontract with other third-party service providers. Through contractual provisions, review from our cybersecurity team, our Vulnerability Management Framework, and third-party risk management processes, we take steps to require that our service providers, and their subcontractors, protect our confidential, sensitive and personal information. However, due to the size and complexity of our technology platform and services, the amount of confidential, sensitive and personal information that we store and the number of patients, employees and third-party service providers with access to confidential, sensitive and personal information, we are potentially vulnerable to a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our business, financial position, results of operations and liquidity.

Threats to our information technology systems and data security can take a variety of forms. Hackers may develop and deploy viruses, worms and other malicious software programs that attack our networks and data centers or those of our service providers. Additionally, unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our employees or contractors, direct social engineering, phishing, credential stuffing, ransomware, denial or degradation of service attacks and similar types of attacks against any or all of us, our patients and our service providers. Other threats include inadvertent security breaches or theft, misuse, unauthorized access or other improper actions by our employees, patients, service providers and other business partners. Cybersecurity attacks and other security-related incidents are increasing in frequency and evolving in nature. Such attacks also may be further enhanced in frequency or effectiveness through threat actors' use of artificial intelligence.

We have implemented policy, procedural, technical, physical and administrative controls with the aim of protecting our networks, applications, bank accounts, and the confidential, sensitive and personal information entrusted to us from such threats. Specifically, we have cybersecurity management processes, independent of enterprise risk management, which adhere to an internally developed Intelligence Policy and a Vulnerability Management Framework, and in accordance therewith we have installed privacy protection systems and devices on our network and point of care tablets in an attempt to prevent unauthorized access to information in our database. In addition, a dedicated Assistant Vice President of Cybersecurity, who reports to the Chief Information Officer, has been tasked with managing the Company's cybersecurity program and related policies, under ultimate oversight by the Audit Committee of the Board of Directors. However, given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure the confidential health information and personally identifiable information we maintain in our databases and there can be no assurance that our data and cybersecurity risk management infrastructure or any security procedures and controls that our service providers have implemented will be sufficient to prevent such incidents from occurring. Furthermore, because the methods of attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including third parties such as service providers and even nation-state actors, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity attacks and other security-related incidents. As a result, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

The occurrence of any actual or attempted cybersecurity attack or other security-related incident, the reporting of such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could result in liability to our patients and/or regulators, which could result in significant fines, litigation penalties, orders, sanctions, adverse publicity, litigation or actions against us or our service providers by governmental bodies and other regulatory authorities, patients or third parties, that could have a material adverse effect on our business, consolidated financial condition, results of operations, cash flows and liquidity. Any such proceeding or action, any related indemnification obligation, even if we are not held liable, and any resulting negative publicity, could harm our business, damage our reputation, force us to incur significant expenses in defense of these proceedings, increase the costs of conducting our business, distract the attention of management or result in the imposition of financial liability.

We may be required to expend significant capital and other resources to protect against the threat of cybersecurity attacks and security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data and personally identifiable information stored in our information systems, the introduction of computer viruses or other malicious software programs to our

systems, cybersecurity attacks, email phishing schemes, network disruption, denial of service attacks, malware and ransomware. A cybersecurity attack or other incident that bypasses our, our patients' or third-party service providers' information system's security, or the information system's security of vendors or counterparties to our patients' or third-party service providers, could cause a security breach that may lead to a material disruption to our information systems infrastructure or business and may involve a significant loss of business or patient health information and other confidential, sensitive or personal information. If a cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those of our patients or third-party service providers, directly or indirectly, were to be successful, it could result in the theft, destruction, loss, misappropriation or release of confidential, sensitive or personal information or intellectual property, and could cause operational or business delays that may materially impact our ability to provide various healthcare services. Any successful cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those of our patients or third-party service providers, also could result in negative publicity which could damage our reputation or brand with our patients, referral sources, payers or other third parties and could subject us to substantial sanctions, fines and damages and other additional civil and criminal penalties under HIPAA and other federal and state privacy laws, in addition to litigation with those affected.

We, our patients, and our third-party service providers have been the victims of these types of threats, attacks and security breaches in the past. Failure to maintain the security and functionality of our information systems and related software, or to defend a cybersecurity attack or other attempt to gain unauthorized access to our systems, facilities or patient health information could expose us to a number of adverse consequences, the vast majority of which are not insurable, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, fines, investigations and enforcement actions (including, but not limited to, those arising from the SEC, Federal Trade Commission, the HHS Office of Inspector General ("OIG") or State Attorneys General), litigation with those affected by the data breach, loss of patients, disputes with payers and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations and liquidity.

The use of technology based on artificial intelligence presents risks relating to confidentiality, creation of inaccurate and flawed outputs and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

As with many technological innovations, artificial intelligence ("AI") presents opportunities but also risks and challenges that could adversely affect our business. Sensitive, proprietary, or confidential information of the Company, our patients, employees and business partners could be leaked, disclosed, or revealed as a result of or in connection with the use of generative AI technologies by our employees or vendors, whether authorized or unauthorized. Any such information input into a third-party generative AI or machine learning platform could be revealed to others, including if information is used to train the third party's generative AI or machine learning models. Additionally, where a generative AI or machine learning model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. Moreover, generative AI or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, which may appear correct. Due to these issues, employees or vendors who use these models could make flawed decisions that could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. We have implemented an AI Use Policy to protect both employees and the Company via restrictions and safeguards on entering Company data or information into a generative system, as well as disclaimers and limitations about relying on outputs from such systems.

In addition, uncertainty in the legal and regulatory regime relating to AI may require significant resources to modify and maintain both business practices and vendor contracts to comply with applicable law, the nature of which cannot be determined at this time. Several jurisdictions have already proposed or enacted laws governing AI and may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. These obligations may prevent or limit our ability to use systems that have integrated AI features, lead to regulatory fines or penalties, or require us to change our business practices. If we cannot use systems that have deployed AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these factors could adversely affect our business, financial condition, and results of operations.

Healthcare reform and other regulations could adversely affect our customers, which could have an adverse effect on their ability to make timely payments to us for our products and services.

There are continuing efforts to reform governmental healthcare programs by federal and state governments that could result in major changes in the healthcare delivery and reimbursement system on a national and state level. The ACA and other laws and regulations that limit or restrict Medicare and Medicaid payments to our customers could adversely impact our customers, resulting in their inability to pay us, or pay us in a timely manner, for our services. Efforts to repeal or substantially modify provisions of the ACA continue in the federal courts. Federal regulatory agencies continue to modify ACA regulations and guidance related to the ACA,

often as a result of presidential directives. The ultimate outcomes of efforts to expand the ACA, substantially amend its provisions or change the funding for the ACA is unknown. Though we cannot predict what, if any, reform proposals will be adopted, healthcare reform and legislation may have a material adverse effect on our business and our financial condition, results of operations and cash flows. Any future efforts to challenge, repeal or replace the ACA or implement alternative reform measures may result in reduced funding for state Medicaid programs, lower numbers of insured individuals, reduced coverage for insured individuals and could impact providers and other healthcare industry participants. See "Risk Factors—Risks Related to Our Regulatory Framework."

Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.

The sources and amounts of our patient revenues is determined by a number of factors, including the mix of patients and the rates of reimbursement among third-party payers. Changes in the case-mix of our patients as well as the third-party payer mix among Medicare, Medicaid and private payers may significantly affect our profitability. In particular, any significant increase in our Medicare or Medicaid population, or decrease in Medicare or Medicaid payments could have a material adverse effect on our financial position, results of operations and cash flow, particularly if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

Changes in payment methodologies by third-party payers could have a material adverse effect on our financial position, results of operations and cash flow. For example, on November 28, 2025, CMS released its final rule for fiscal year 2026 announcing policy changes under the Home Health Prospective Payment System (the "2026 HH Rule"). With respect to Medicare reimbursement rates, the 2026 HH Rule implements a home health payment decrease of 1.3%. This reflects a market basket increase of 3.2% offset by a productivity adjustment of -0.8%. Any significant future changes in CMS reimbursement methodology, or future decreases in reimbursement rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to provide consistently high quality of care, our business and consolidated financial condition, results of operations, and cash flows will be adversely impacted.

Providing quality patient care is fundamental to our business. We believe that hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care, as clinical quality has become increasingly important within our industry. For example, effective October 2012, Medicare began imposing a financial penalty upon hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to home health providers who can differentiate themselves based upon quality, particularly by achieving low patient acute care hospitalization readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. We are focused intently upon improving our patient outcomes, particularly our patient acute care hospitalization readmission rates. If we should fail to attain our goals regarding acute care hospitalization readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows. Additionally, Medicare has established consumer-facing websites, Home Health Compare and Hospice Compare, that present data regarding our performance on certain quality measures compared to state and national averages. If we should fail to achieve or exceed these averages, it may affect our ability to generate referrals, which could have a material adverse effect upon our business and consolidated financial condition, results of operations, and cash flows.

Quality reporting requirements may negatively impact Medicare reimbursement.

Hospice quality reporting was mandated by the ACA, which directs the Secretary of HHS to establish quality reporting requirements for hospice programs. Failure to submit required quality data will result in a 2%-point reduction to the market basket percentage increase for that fiscal year. This quality reporting program is currently "pay-for-reporting," meaning it is the act of submitting data that determines compliance with program requirements.

The IMPACT Act requires the submission of standardized data by home health agencies. Specifically, the IMPACT Act requires, among other significant activities, the reporting of standardized patient assessment data with regard to quality measures, resource use and other measures. Failure to report data as required will subject providers to a 2% reduction in market basket prices then in effect.

Similarly, in the Calendar Year 2015 Home Health Final Rule, CMS established a new "Pay-for-Reporting Performance Requirement" with which provider compliance with quality reporting program requirements can be measured. Home health agencies that do not submit quality measure data to CMS are subject to a 2% reduction in their annual home health payment update percentage. There can

be no assurance that all our home health and hospice agencies will continue to meet quality reporting requirements in the future, which may result in one or more of our home health or hospice agencies seeing a reduction in its Medicare reimbursements. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

Additionally, CMS initiated the Value Based Purchasing Demonstration ("VBP") for nine states, including Arizona, Florida, Iowa, Massachusetts, Maryland, Nebraska, North Carolina, Tennessee, and Washington in 2016 for the purpose of using Medicare data to provide greater transparency on quality in order to deliver care based on value over volume. Data is pulled from OASIS, Medicare claims data and patient satisfaction scores. The Demonstration Project ended in December 2022 and effective January 1, 2023, CMS expanded VBP nationally to all providers. HHA performance in 2026 will determine payments in 2028.

Our hospice operations are subject to annual Medicare caps. If any of our hospice providers exceeds such caps, our business and consolidated financial condition, results of operations, and cash flows could be materially adversely affected.

Medicare payments to a hospice are subject to an inpatient cap amount and an overall payment cap amount, which are calculated and published by CMS on an annual basis covering the period from November 1 through October 31. If payments received under any of our hospice operations exceeds any of these caps, we may be required to reimburse Medicare for payments received in excess of the caps, which could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Our failure to negotiate favorable managed care contracts, or our loss of existing favorable managed care contracts, could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

We believe that there is a growing trend of patient utilization of managed care. Accordingly, we seek to diversify our payer sources by increasing the business we already do with managed care companies, such as HMOs and PPOs. However, we may not be successful in these efforts. There is also a risk that any favorable managed care contracts that we have may be terminated on short notice, because managed care contracts typically permit the payer to terminate the contract without cause, typically upon 90 days' notice, but in some cases upon a shorter notice period. The ability to terminate on short notice without cause can provide such companies with leverage to reduce volume or obtain favorable pricing to the detriment of our business strategy, and managed care contracts are subject to frequent change as a result of renegotiations and renewals. Our failure to negotiate, secure, and maintain favorable managed care contracts could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Furthermore, managed care contracts typically have complicated authorization, billing and collection provisions. Our inability to properly obtain authorizations from managed care programs or accurately bill managed care programs could result in material denied claims, or expose us to material repayment obligations, thereby materially adversely impacting our results of operations.

Our business, financial condition and results of operations may be materially adversely affected by national public health emergencies, such as a pandemic or other infectious disease outbreak.

The extent to which a public health emergency, such as a pandemic or other infectious disease outbreak, could impact our business and operating results in the future depends on future developments that are highly uncertain and cannot be accurately predicted. The impacts of any future public health emergencies on our results of operations may include: decreased demand for our services; lower volumes of our services provided, including due to lack of availability of caregivers in the workforce; interruptions in the provision of our services, including due to the interruption of the operations of our referral sources; increased costs of services in order to attract and retain qualified caregivers; increased costs necessary to comply with federal, state and local mandates and other regulations associated with any public health emergency; and a reduction in our liquidity position, which may limit our ability to service our indebtedness and our future ability to incur additional indebtedness or financing. All of these possibilities could in the future have a material and adverse impact on our business, results of operations and financial condition.

The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability.

We compete with other healthcare providers for our employees, both professional employees and management. If we are unable to attract and retain qualified personnel, the quality of our services may decline and we could lose patients and referral sources, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Our ability to attract and retain qualified personnel depends on several factors, including our ability to provide these personnel with

attractive assignments and competitive salaries and benefits. We cannot be assured we will succeed in any of these areas. In some markets, the lack of availability of medical personnel is a significant operating issue facing all healthcare providers.

If the demand for home health and/or hospice services continues to exceed the supply of available and qualified personnel, we and our competitors may be forced to offer higher compensation and other benefits to attract and retain them. In recent years, the labor markets have been challenging as a result of both shortages in workforce and inflationary wage pressures, which have constrained our ability to recruit and retain caregivers to meet patient demand. For example, recruitment of qualified caregivers in our private duty services businesses has been and remains highly competitive. The majority of our HHH and PDN caregivers are licensed practical nurses ("LPN") and we compete for this labor pool both with competitors in our private duty services industry as well as other healthcare organizations outside our industry, including hospitals. Hospitals and other healthcare providers have expanded LPN utilization in their labor pools. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. In addition, if we expand our operations into geographic areas where healthcare providers historically have been unionized, as we did with our expansion to New Mexico as a result of the acquisition of Thrive Skilled Pediatric Care, LLC ("Thrive") during fiscal year 2025, or if any of our employees become unionized, being subject to a collective bargaining agreement may have a negative impact on our ability to timely and successfully recruit qualified personnel and may increase our operating costs. We currently have no union employees, so an increase in labor union activity could have a significant impact on our labor costs. Furthermore, the competitive market for this labor force has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating results. If our labor costs continue to increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Our ability to pass along increased labor costs is limited, which could significantly affect our business and consolidated financial condition, results of operations, and cash flows.

Any economic downturn, deepening of an economic downturn or federal and state budget pressures may result in a reduction in payments and covered services.

While we believe that our services are not typically sensitive to general declines in the federal and state economies, the erosion in the tax base caused by a general economic downturn can cause restrictions on the federal and state governments' abilities to obtain financing and a decline in spending. In the wake of the 2008 economic recession, most states faced unprecedented declines in tax revenues and, as a result, record budget gaps. If the economy were to contract into a recession (for example, as a result of continuing adverse macro economic conditions, a public health emergency, or a geopolitical conflict), our government payers or other counterparties that owe us money could be delayed in obtaining, or may not be able to obtain, necessary funding and/or financing to meet their cash flow needs. As a result, we may face increased pricing pressure, termination of contracts, reimbursement rate cuts or reimbursement delays from Medicare and Medicaid and other governmental payers, which could adversely impact our business and consolidated financial condition, results of operations, and cash flows.

Adverse developments in the United States could lead to a reduction in federal government expenditures, including governmentally funded programs in which we participate, such as Medicare and Medicaid. In addition, if at any time the federal government is not able to meet its debt payments unless the federal debt ceiling is raised, and legislation increasing the debt ceiling is not enacted, the federal government may stop or delay making payments on its obligations, including funding for Medicare and Medicaid. Failure of the federal government to make payments under these programs could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Further, any failure by the U.S. Congress to complete the federal budget process and fund government operations may result in a federal government shutdown, potentially causing us to incur substantial costs without reimbursement under Medicare and/or Medicaid, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. As an example, the failure of the 2011 Joint Select Committee to meet its Deficit Reduction goal resulted in an automatic reduction in certain Medicare home health payments. Medicaid outlays may also be significantly affected by state budget pressures, and we can expect continuing cost containment pressures on Medicaid outlays for our services. In addition, sustained unfavorable economic conditions may affect the number of patients enrolled in managed care programs and the profitability of managed care companies, which could result in reduced payment rates and could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Our business is dependent on the availability, integrity and security of internal and external information systems and IT services, but there are risks of business disruption associated with new business systems and technology initiatives.

We are dependent on the proper functioning, availability and uninterrupted operation of our information systems and related software programs. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing

systems and develop new systems to keep pace with continuing changes in technology, evolving industry and regulatory standards, and changing patient preferences. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our business. We may also incur additional costs in relation to any new systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources. In addition, certain software supporting our business and information systems are licensed to us by third-party software developers. Our inability, or the inability of such third parties, to continue to maintain and upgrade our information systems and software could disrupt or reduce the efficiency of our operations. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

In the ordinary course of business, we implement new or upgraded business and information technology systems for our various businesses to meet our operational needs. Implementation disruptions or the failure of new systems and technology initiatives to operate in accordance with expectations could have a material adverse effect on our business, financial position results of operations and liquidity. Moreover, in connection with recent and future acquisitions, it is necessary for us to continue to create an integrated business from the various acquired entities. This requires the establishment of a common management team to guide the acquired companies, the conversion of numerous information systems to a common operating system, the establishment of a brand identity for the acquired companies, the streamlining of the operating structure to optimize efficiency and customer service and a reassessment of the inventory and supplier base to ensure the availability of products at competitive prices. As a result of our historical acquisition activities, we have acquired additional information systems. We have been taking steps to reduce the number of systems we operate, have upgraded and expanded our information systems capabilities, and are gradually migrating to fewer information systems. No assurance can be given that these various actions can be completed without disruption to the business, in a short period of time or that anticipated improvements in operating performance can be achieved.

Though we have taken steps to protect the safety and security of our information systems and the patient health information and other data maintained within those systems, there can be no assurance that our safety and security measures and disaster recovery plan (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems and operations. See also "—*Failure to maintain the security and functionality of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity.*" Our IT and information systems may fail to operate properly (for example, by capturing patient data erroneously) or become disabled as a result of events that are beyond our control. For example, our information systems are vulnerable to damage or interruption from fire, flood, earthquake, terrorist attacks, natural disasters, power loss, telecommunications failure, break-ins, attacks from malicious third parties, improper operation, computer viruses, unauthorized entry, data loss, cybersecurity attacks, acts or war and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Additionally, because the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently, including as the result of the evolving use of artificial intelligence, and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. Any such failure of IT and information systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of patient or patient data, financial loss or liability to our patients, the loss of a supplier or regulatory intervention or reputational damage. Problems with, or the failure of, our technology and systems or any system upgrades or programming changes associated with such technology and systems could have a material adverse effect on data capture, medical documentation, billing, collections, assessment of internal controls and management and reporting capabilities, as well as on our business, financial position, results of operations and liquidity.

We develop and maintain portions of our clinical software systems in house. Failure of, or problems with, our systems could harm our business and operating results.

We develop and utilize clinical, appointment scheduling and billing software systems, including our "Aveanna Connect" software, to collect assessment data, log patient visits, generate medical orders, schedule patients' appointments and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. We also develop and utilize internal applications and interfaces to collect and submit the data required by EVV regulations, for example GPS coordinates. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. Additionally, our software utilizes open source software and any defects or security vulnerabilities in such open source software, or any requirement to publicly disclose all or part of the source code to our software or to make available any derivative works of the open source code on unfavorable terms or at no cost, could harm our

business, financial condition, results of operations and liquidity. The costs incurred in correcting any errors or problems may be substantial, may negatively affect the public's perception of our services and could adversely affect our profitability.

If any of our home health or hospice agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from Medicare, which could adversely affect our results of operations and cash flow.

Our home health and hospice agencies must comply with the extensive conditions of participation in the Medicare program. These conditions generally require our home health and hospice agencies to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If a home health agency or hospice fails to meet any of the Medicare conditions of participation, that home health agency or hospice may receive a notice of deficiency from the applicable surveyor or accreditor. If that home health agency or hospice then fails to institute a plan of correction to correct the deficiency within the time period provided by the surveyor or accreditor, that home health agency or hospice could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by surveyors or accreditors. Any termination of one or more of our home health or hospice agencies from the Medicare program for failure to satisfy the Medicare conditions of participation could adversely affect our results of operations and cash flow.

We may not be able to adequately obtain and maintain our intellectual property and proprietary rights, which could impair our ability to protect and enforce intellectual property and our brand.

We rely on a combination of trademark law, trade secret protection, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. We have not applied for any patents and cannot give assurances that any patent applications will be made by us or that, if they are made, they will be granted.

We may, over time, strategically increase our intellectual property investment through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming and are not guaranteed to result in the issuance of registrations. Even if we are successful in obtaining a particular patent, trademark or copyright registration, it is expensive to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits.

In addition to registering material and eligible intellectual property, we rely to a degree on contractual restrictions to prevent others from exploiting our intellectual property rights. However, the enforceability of these provisions is subject to various state and federal laws and is therefore uncertain. Our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities. Furthermore, recent changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio.

Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that the steps that we have taken to protect our intellectual property will prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect or determine the extent of unauthorized use of our intellectual property rights. If we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute, or otherwise violate our trademark rights, the value of our brands could be diminished, and our business could be adversely affected. Our intellectual property rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

Similarly, our reliance on unpatented proprietary information, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, independent contractors and other third parties that allocate ownership of intellectual property and place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that we will have adequate remedies for any breach. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our software, technology and processes. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. There can be no assurance that our intellectual

property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and that compete with our business.

We may become subject to intellectual property disputes, which could be costly and may subject us to significant liability and increased costs of doing business.

We may become involved in lawsuits to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Even if we believe that intellectual property related claims are without merit, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management's time and attention from our business, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships.

We believe we have all the necessary licenses from third parties to use technology and software that we do not own. A third-party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from the third-party, if at all, or cause the third-party to commence litigation against us. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights, could adversely impact our business, financial position, results of operations and liquidity.

We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.

We have a substantial amount of indebtedness. As of January 3, 2026, we had $1,487 million principal amount outstanding under all borrowings, including our 2025 Term Loans and Revolving Credit Facility (each, as defined below, and together the "Senior Secured Credit Facilities") as well as our Securitization Facility (as defined below). As of January 3, 2026, we had approximately $225.5 million borrowing availability under our Revolving Credit Facility and approximately $110.0 million borrowing availability on our Securitization Facility.

Our high degree of leverage could have important consequences for our investors. For example, it may make it more difficult for us to make payments on our Senior Secured Credit Facilities or it may restrict our access to borrowings under our Revolving Credit Facility; increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility; expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest; require us to use a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital and other expenses; limit our ability to refinance existing indebtedness on favorable terms or at all or borrow additional funds in the future for, among other things, working capital, acquisitions or debt service requirements; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and place us at a competitive disadvantage compared to competitors that have less indebtedness.

In addition, the Senior Secured Credit Facilities and Revolving Credit Facility contain customary restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Those covenants include restrictions on our ability to, among other things, incur additional indebtedness, incur liens, pay dividends and make other payments in respect of capital stock, make acquisitions, investments, loans and advances, transfer or sell assets and enter into certain transactions with our affiliates, and in certain circumstances restrict our access to borrowings under our Revolving Credit Facility. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt under the Senior Secured Credit Facilities. Our Securitization Facility contains certain restrictive covenants including a cash dominion provision which may limit our access to certain operating cash accounts in the event of default. Any such event of default or acceleration could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

If we are unable to extend the maturity date of our debt facilities as needed on a long-term basis, this could have a material adverse effect on our business.

Our debt facilities will mature and the outstanding obligations thereunder will become due in forthcoming years. If we are unable to extend the maturity dates of our debt, this would result in outstanding balances becoming due and payable in full, which could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Our variable rate debt instruments are primarily indexed to the secured overnight financing rate ("SOFR") and have a SOFR floor of 50 basis points. Our outstanding variable rate indebtedness at January 3, 2026 was $1,487 million. While we have interest caps and interest rate swap agreements currently in place that protect us from exposure to increases in SOFR above 2.96%, to the extent we incur variable rate debt in excess of aggregate notional amount of such instruments or are unable to obtain similar coverage following expiration of such instruments, we may be unable to mitigate our interest rate risk. In recent years, the U.S. Federal Reserve Board, European Central Bank and the Bank of England have raised interest rates and implemented fiscal policy interventions responsive to high levels of inflation and recession fears, which has increased the borrowing costs on our variable rate debt. Although the Federal Reserve Board cut interest rates in September 2025, October 2025 and December 2025, and may seek to further reduce interest rates, increase interest rates or maintain current interest rates, the timing, number and amount of any future interest rate changes are uncertain, and there can be no assurance that rates will continue to decrease at a rate currently predicted or at all, which would in turn negatively impact our borrowing costs. Any future additional federal fund rate increases could make our financing activities, including those related to our acquisition activity, more costly and limit our ability to refinance existing debt when it matures or pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. If interest rates increase, our debt service obligations on our variable rate indebtedness would likewise increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease, which could have a material adverse effect on our overall financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness".

We may not be able to identify, acquire, successfully integrate and obtain financing for strategic and accretive acquisitions.

We regularly evaluate opportunities to acquire other companies and have undertaken strategic and accretive acquisitions, such as our acquisition of Thrive during fiscal 2025, and may continue to undertake such acquisitions in the future. To the extent our growth strategy includes strategic and accretive acquisitions, we cannot assure you that we will successfully identify suitable acquisition candidates, obtain financing for such acquisitions, if necessary, consummate such potential acquisitions or efficiently integrate any acquired entities or successfully expand into new markets as a result of our acquisitions. If we are unable to successfully execute on such a strategy in the future, our growth could be limited.

We believe that there are risks related to acquiring companies, including overpaying for acquisitions, losing key employees of acquired companies or legacy companies, failing to effectively integrate acquired companies, the assumption of liabilities and exposure to unforeseen liabilities of acquired branch, regional and corporate operations, and failing to achieve potential synergies or remove transition, integration or non-recurring costs. Historically, we have funded acquisitions primarily through our credit facilities, and there is no guarantee that we will be able to obtain financing for any future acquisition on favorable terms, if at all. Furthermore, in certain circumstances, we could be required to pay or be involved in disputes relating to termination fees or liquidated damages if an acquisition is not consummated. If we become obligated to pay a termination fee or liquidated damages, the payment could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Upon consummation of an acquisition, the integration process could divert the attention of management, and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing cost of services, resulting in lower gross profits in relation to sales. The process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations. Additionally, in some acquisitions, we may have to renegotiate, or risk losing, one or more third-party payer contracts. We may also

be unable to immediately collect the accounts receivable of an acquired entity while we align the payer payment systems and accounts with our own systems. Finally, certain transactions can require licensure changes, including as a result of expanding into new markets, which, in turn, result in disruptions in payment for services.

We may also make strategic divestitures from time to time. With respect to any divestiture, we may encounter difficulty finding potential acquirers or other divestiture options on favorable terms. Any divestiture could affect our profitability as a result of the gains or losses on such sale of a business or service, the loss of the operating income resulting from such sale or the costs or liabilities that are not assumed by the acquirer (i.e., stranded costs) that may negatively impact profitability subsequent to any divestiture. We may also be required to recognize impairment charges as a result of a divestiture.

Federal regulation may impair our ability to consummate acquisitions or open new branch locations.

Changes in federal laws or regulations may materially adversely impact future acquisitions. For example, the Social Security Act provides the Secretary of HHS with the authority to impose temporary moratoria on the enrollment of new Medicare providers if deemed necessary to combat fraud, waste or abuse under government programs. While there are no active Medicare moratoria, there can be no assurance that CMS will not adopt a moratorium on new providers in the future. Additionally, in 2010, CMS implemented and amended a regulation known as the "36 Month Rule" that is applicable to home health agency acquisitions. Subject to certain exceptions, the 36 Month Rule prohibits buyers of certain home health agencies – those that either enrolled in Medicare or underwent a change in majority ownership fewer than 36 months prior to the acquisition – from assuming the Medicare billing privileges of the acquired branch locations. In 2023, CMS extended the 36 Month Rule to apply to hospices. The 36 Month Rule may restrict bona fide transactions and potentially block new investments in home health agencies. These changes in federal laws and regulations, and similar future changes, may further increase competition for acquisition targets and could have a material adverse effect on any acquisition strategy.

We are exposed to various risks related to legal proceedings, claims and governmental inquiries that could adversely affect our operating results. The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage, meaning that our insurance may not fully protect us.

We are a party to lawsuits, claims and governmental inquiries in the normal course of our business. See Note 14 – *Commitments and Contingencies* to the audited consolidated financial statements included in Part II, Item 8, of this Annual Report on Form 10-K (the "Consolidated Financial Statements").

Responding to lawsuits brought against us and governmental inquiries or legal actions that we may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries are difficult to predict. Unfavorable outcomes from these claims, lawsuits and governmental inquiries could adversely affect our business, results of operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

The nature of our business subjects us to inherent risk of professional liability and substantial damage awards. Healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories in recent years, many of which involve large monetary claims and significant defense costs. In general, we coordinate care for medically complex children and adults and end-of-life care for adults through our own network of full time and part-time employed clinicians, including registered nurses, licensed practical nurses, licensed therapists, certified nursing assistants, home health aides, therapy assistants and other similar providers. Although we carefully screen all of the providers in our network and actively remove those that fall below a certain quality threshold, we cannot be certain that a provider will not incur tort liability, including medical malpractice, in treating one of our referred patients. As the referring party in such a case, we could be found negligent if our screening and monitoring procedures are deemed inadequate. The nurses and other healthcare professionals we employ could be considered our agents and, as a result, we could be held liable for their medical negligence.

Additionally, although we do not grant, deny or adjudicate claims for payment of benefits and we do not believe that we engage in the corporate practice of medicine or the delivery of medical services, there can be no assurance that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits to allegations that we have engaged in fee splitting, which may be prohibited under state laws, or to allegations that we engage in the corporate practice of medicine or the delivery of medical services.

While we do not design or manufacture the products sold by our MS segment, there can be no assurance that we will not be subject to product liability claims related to such products and that such claims will not result in liability in excess of our insurance coverage.

Moreover, we could also be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal or state levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

We maintain professional liability insurance to provide coverage to us and our subsidiaries against these litigation claims and potential litigation risks. However, we cannot assure you claims will not be made in the future in excess of the limits of our insurance, nor can we assure you that any such claims, if successful and in excess of such limits or if our insurance carriers successfully deny coverage, will not have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. We cannot assure you that the insurance we maintain will satisfy claims made against us or that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business and our ability to attract and retain patients and employees.

Our balance sheet includes a significant amount of goodwill and intangible assets. An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and total assets.

Our balance sheet includes a significant amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 60% of total assets on our balance sheet as of January 3, 2026. The impairment of a significant portion of these assets would negatively affect our financial condition or results of operations. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. No goodwill impairment expense was recognized during our annual goodwill impairment assessment during fiscal year 2024 or fiscal year 2025. We cannot currently estimate the timing and amount of any future reductions in carrying value.

Moreover, when we acquire a business, we record goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the target at the acquisition date over the fair values of the identifiable net assets acquired. In accordance with Accounting Standards Codification Topic 350 "Intangibles—Goodwill and Other," we test goodwill for impairment annually and on an interim date if factors or indicators become apparent that would require an interim test.

In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about referrals, sales, operating margins, growth rates, and discount rates. There are inherent uncertainties related to these factors and to management's judgment in applying these factors to the assessment of goodwill recoverability. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, significant unexpected declines in operating results or divestitures of a significant component of our business.

We can provide no assurance that a material impairment charge will not occur in a future period. Such an impairment could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are unable to maintain our corporate reputation, or there is adverse publicity or changes in public perception of our services, our business may suffer.

Our success depends on our ability to maintain our corporate reputation, including our reputation for providing quality patient care and for compliance with applicable Medicare and Medicaid requirements and the other laws to which we are subject. For example, while we believe that the services we provide are of high quality, if our "quality measures," which are published annually online by CMS, are deemed to be not of the highest value, our reputation could be negatively affected. Adverse publicity surrounding any aspect of our business, including our failure to provide proper care, litigation, changes in public perception of our services, or failure on our part to comply with applicable Medicare and Medicaid requirements or other laws to which we are subject, could negatively affect our Company's overall reputation and the willingness of referral sources to refer patients to us and of patients to use our services.

We are sensitive to regional weather conditions that may adversely affect our operations.

Our operations are directly affected in the short-term by the weather conditions in certain of our regions of operation, particularly along coastal areas in the United States, which may be subject to hurricanes and tropical storms. Other weather conditions or natural disasters, including tornadoes, significant rain, snow, sleet or ice, wildfires, floods and earthquakes could disrupt patient scheduling, displace our patients and caregivers or force certain of our facilities to close temporarily or for an extended period of time, thereby reducing patient volumes. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Although we maintain insurance coverage, we cannot guarantee that our insurance coverage will be adequate to cover any losses or that we will be able to maintain insurance at a reasonable cost in the future. Accordingly, our operating results may vary from quarter to quarter, depending on the impact of these weather conditions, and if our losses from business interruption or property damage that result from such weather conditions exceed the amount for which we are insured, our results of operations and financial condition would be adversely affected.

We may be more vulnerable to the effects of a public health emergency than other businesses due to the nature of our patients, and any other unforeseen events may also disrupt our business.

The majority of our patients are individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or other public health emergency. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to hire replacements for affected workers. Enrollment for our services could experience sharp declines if families decide healthcare workers should not be brought into their homes during a health pandemic. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary closure of our centers. Accordingly, certain public health emergencies could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, whether occurring in the United States or abroad, could also restrict or disrupt our operations.

We depend on the services of our executive officers and other key employees.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. We believe future success will depend upon our ability to continue to attract, motivate and retain highly skilled managerial, sales and marketing, divisional, regional and agency director personnel. The loss or departure of any one of these executives or other key employees could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses ("NOLs") and interest expense carryovers to offset future taxable income. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of January 3, 2026, we had $33.2 million of U.S. federal net operating loss carryforwards and $376.5 million of state and local net operating loss carryforwards. In addition, as of January 3, 2026, we had an interest expense carryover of $371.6 million for federal and state purposes. Our ability to utilize NOLs and our interest expense carryovers may be currently subject to limitations due to prior ownership changes. In addition, future changes in our stock ownership, which may be outside of our control, could result in an ownership change under Section 382 of the Code, further limiting our ability to utilize NOLs or interest expense carryovers arising prior to such ownership change in the future. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a valuation allowance against the majority of our interest expense carryover deferred tax asset. Additionally, we have recorded a valuation allowance against certain state and federal NOLs determined not to be more likely than not to be utilized in the future.

Unanticipated changes in tax law or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our consolidated results of operations, financial condition, and cash flows.

We are subject to taxes by U.S. federal, state and local tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- allocation of expenses to and among different state taxing jurisdictions;
- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings;
- future acquisitions or dispositions;
- changes in tax laws, tax treaties, regulations or interpretations thereof; or
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state and local tax authorities. Outcomes from these audits could have an adverse effect on our consolidated results of operations, financial condition, and cash flows.

Risks Related to Our Regulatory Framework

Healthcare reform has initiated significant changes to the U.S. healthcare system.

Various healthcare reform provisions became law upon enactment of the ACA. The reforms contained in the ACA have impacted each of our businesses in some manner. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services, and the underlying regulatory environment. The reforms include the possible modifications to the conditions of qualification for payment, bundling payments to cover both acute and post-acute care, and the imposition of enrollment limitations on new providers.

The ACA also provides for reductions to the annual market basket payment updates for home health agencies, which could result in lower reimbursement than in preceding years, and additional annual "productivity adjustment" reductions to the annual market basket payment update as determined by CMS for home health agencies.

Further, the ACA mandates changes to home health benefits under Medicare. For home health, the ACA mandates creation of a value-based purchasing program, development of quality measures, a decrease in home health reimbursement that began with federal fiscal year 2014 and was phased-in over a four-year period, and a reduction in the outlier cap. In addition, the ACA requires the Secretary of HHS to test different models for delivery of care, some of which would involve home health services. It also requires the Secretary to establish a national pilot program for integrated care for patients with certain conditions, bundling payment for acute hospital care, physician services, outpatient hospital services (including emergency department services), and post-acute care services, which would include home health. The Secretary is also required to conduct a study to evaluate costs and quality of care among efficient home health agencies regarding access to care and treating Medicare beneficiaries with varying severity levels of illness and provide a report to the U.S. Congress.

For hospice, the ACA required state Medicaid benefits for children to include hospice care with disease-modifying treatment. In addition, the ACA mandates the creation of a hospice quality reporting program, ensuring public reporting of hospice quality data. Hospices failing to submit quality data will incur a 2% reduction in hospice reimbursements for the following year. The ACA also requires a reduction in the market basket index, which beginning in 2013 is reduced by a productivity adjustment that fluctuates every year and an addition adjustment of 0.3%, reducing the Medicare hospice payment. These reductions in the market basket index came to an end in fiscal year 2021. For fiscal year 2026, CMS increased the hospice market basket rate by 3.3% and implemented a productivity adjustment of -0.7% resulting in a net hospice increase for fiscal year 2026 of 2.6%. For patients enrolled in hospice for more than six months, the ACA mandates a face-to-face visit with a physician or nurse practitioner to confirm continued need for hospice enrollment. Potential efforts in the U.S. Congress to repeal, amend, modify, or retract funding for various aspects of the ACA create additional uncertainty about the ultimate impact of the ACA on us and the healthcare industry.

In addition, a primary goal of healthcare reform is to reduce costs, which includes reductions in the reimbursement paid to us and other healthcare providers. Moreover, healthcare reform could negatively impact insurance companies, other third-party payers, our patients, as well as other healthcare providers, which may in turn negatively impact our business. As such, healthcare reforms and changes resulting from the ACA (including any repeal, amendment, modification or retraction thereof), as well as other similar healthcare reforms, including any potential change in the nature of services we provide, the methods or amount of payment we receive for such services, and the underlying regulatory environment, could have a material adverse effect on our business, financial position, results of operations and liquidity.

We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

In the ordinary course of our business, we are regularly subject to inquiries and audits by federal and state agencies that oversee applicable healthcare program participation and payment regulations. We also are subject to government investigations. We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. The extensive federal and state regulations affecting the healthcare industry include, but are not limited to, regulations relating to licensure, billing, provision of services, conduct of operations, allowable costs, and prices for services, facility staffing requirements, qualifications and licensure of staff, environmental and occupational health and safety, and the confidentiality and security of health-related information. In particular, various laws, including the Stark Law, the Anti-Kickback Statute, anti-fraud, and anti-abuse amendments codified under the Social Security Act prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by Medicare or other governmental programs. Sanctions for violating those anti-kickback, anti-fraud, and anti-abuse amendments include criminal penalties, civil sanctions, fines, and possible exclusion from government programs such as Medicare and Medicaid.

Federal and state governments continue to pursue intensive enforcement policies resulting in a significant number of investigations, inspections, audits, citations of regulatory deficiencies, and other regulatory sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bans on Medicare and Medicaid payments for new admissions, and civil monetary penalties or criminal penalties. We see the possibility of audits under CMS programs, such as the RAC program, the TPE program, the UPIC program, as well as other federal and state audits evaluating the medical necessity of services to further intensify the regulatory environment surrounding the healthcare industry as third-party firms engaged by CMS and others conduct extensive reviews of claims data and medical and other records to identify improper payments to healthcare providers under the Medicare and Medicaid programs. If we fail to comply with the extensive laws, regulations and prohibitions applicable to our businesses, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties, or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to investigations, audits or other enforcement actions related to these laws, regulations or prohibitions. Failure of our staff to satisfy applicable licensure requirements, or of our home health and hospice operations to satisfy applicable licensure and certification requirements could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are unable to predict the future course of federal and state regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Changes in the regulatory framework, including those associated with healthcare reform, and sanctions from various enforcement actions could have a material adverse effect on our business, financial position, results of operations and liquidity.

Many states have CON laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and increase revenue.

Many states have enacted CON or POA laws that require prior state approval to offer new or expanded healthcare services or open new healthcare facilities or expand services at existing facilities. In such states, expansion by existing providers or entry into the market by new providers is permitted only where a given amount of unmet need exists, resulting either from population increases or a reduction in competing providers. These states ration the entry of new providers or services and the expansion of existing providers or services in their markets through a CON, POA, or other approval process, which is periodically evaluated and updated as required by applicable state law. The process is intended to promote comprehensive healthcare planning, assist in providing high-quality healthcare at the lowest possible cost and avoid unnecessary duplication by ensuring that only those healthcare facilities, services and operations that are needed will be built and opened. We operate home health centers and/or hospice services in the following CON states: Alabama, Georgia, North Carolina, South Carolina, Tennessee and Washington. In every state where required, our home health

offices, hospice centers and branch locations possess a license and/or CON issued by the state health authority that determines the local service areas for the home health office, hospice office or branch location.

In general, the process for opening a home health office, branch location or hospice begins by a provider submitting an application for licensure and certification to the state and federal regulatory bodies, and the completion of both an initial licensure and certification survey, which is followed by a testing period of transmitting data from the applicant to CMS. Once this process is complete, the provider receives a provider agreement and corresponding number and can begin billing for services that it provides unless a CON is required. For those states that require a CON or POA, the provider must also complete a separate application process before billing can commence and receive required approvals for capital expenditures exceeding amounts above prescribed thresholds. Our costs of obtaining such approval could be significant, and we cannot assure you that we will be able to obtain the CONs, POAs, or other required approvals in the future. Our failure or inability to obtain a required CON, POA, license or any other necessary approvals could adversely affect our ability to expand into new markets and to expand our services and facilities in existing markets. Furthermore, if a license, CON, POA, or other prior approval upon which we relied to invest in a healthcare center or other facility were to be revoked or lost through an appeal process, we may not be able to recover the value of our investment.

CMS and state Medicaid agencies may, for a period of time, impose a moratorium against additional Medicaid enrollment for a particular type of service, upon a determination that a moratorium is necessary to prevent fraud, waste or abuse, or to limit an over-abundance of a type of Medicaid provider within a state. For example, on July 31, 2013, CMS implemented a six-month moratorium on new Medicare (and Medicaid) home health agencies in Miami-Dade County, Florida, and Cook County, Illinois. The moratorium on enrollment of additional home health agencies in the Medicare (and Medicaid programs) was a way to combat fraud, waste and abuse, while assuring patient access to care. Over the years, CMS has repeatedly renewed and extended the moratorium to the entire states of Florida, Illinois, Michigan and Texas.

The CMS moratoria on new Medicare home health agencies were lifted on January 1, 2019; however, Florida requested that CMS extend the moratorium on new home health agency enrollments into its Medicaid program. Florida's moratorium on Medicaid home health agency provider enrollment ended on August 30, 2021. In addition, we cannot predict whether any other states may adopt a similar Medicaid moratorium. A moratorium in any state in which we seek to, or currently, operate may prevent us from introducing, or disposing of, operations in that state, respectively, which may impair our future expansion or divestiture opportunities in some states.

We face and are currently subject to reviews, audits and investigations under our contracts with federal and state government agencies and other payers, and these reviews, audits and investigations could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicare and Medicaid programs we face and are currently subject to various governmental reviews, audits, and investigations to verify our compliance with these programs and applicable laws and regulations. An increasing level of governmental and private resources are being devoted to the investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on healthcare providers by the Social Security Act, the Medicare and Medicaid programs, and other applicable laws. We are routinely subject to audits under various government programs, including the RAC program, the SMRC program, the TPE program and the UPIC program, in which CMS engages third-party firms to conduct extensive reviews of claims data and medical and other records to identify potential improper payments to healthcare providers under the Medicare program.

In addition, we, like other healthcare providers, are subject to ongoing investigations by the OIG, DOJ, State Attorneys General, and other government agencies into the billing of services provided to Medicare and Medicaid patients, including whether such services were properly documented and billed, whether services provided were medically necessary, and general compliance with conditions of participation in the Medicare and Medicaid programs. Private pay sources such as third-party insurance and managed care entities also often reserve the right to conduct audits. Our costs to respond to and defend any such reviews, audits and investigations are significant and are likely to increase in the current enforcement environment. These audits and investigations may require us to refund or retroactively adjust amounts that have been paid under the relevant government program or from other payers. Further, an adverse review, audit or investigation could result in other adverse consequences, particularly if the underlying conduct is found to be pervasive or systemic. These consequences include: (1) state or federal agencies imposing significant fines, penalties and other sanctions on us; (2) loss of our right to participate in the Medicare or Medicaid programs or one or more third-party payer networks; (3) indemnity claims asserted by patients and others for which we provide services; and (4) damage to our reputation in various markets, which could adversely affect our ability to attract patients and employees. If they were to occur, these consequences could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are subject to extensive and complex federal and state government laws and regulations that govern and restrict our relationships with physicians and other referral sources.

The Anti-Kickback Statute, the Stark Law, the FCA and similar state laws materially restrict our relationships with physicians and other referral sources. We have a variety of financial relationships with referral sources who either refer or influence the referral of patients to our healthcare facilities, and these laws govern those relationships. The OIG has enacted safe harbor regulations that outline practices deemed protected from prosecution under the Anti-Kickback Statute.

While we endeavor to comply with the safe harbors, most of our current arrangements, including with physicians and other referral sources, may not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the Anti-Kickback Statute but may subject the arrangement to greater scrutiny. However, we cannot offer assurance that practices outside of a safe harbor will not be found to violate the Anti-Kickback Statute.

Any financial relationships with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the Anti-Kickback Statute, failure to meet an exception under the Stark Law may result in a violation of the Stark Law, even if such violation is technical in nature.

Additionally, if we violate the Anti-Kickback Statute or the Stark Law, or if we improperly bill for our services, we may be found to violate the FCA, either under a suit brought by the government or by a private person under a qui tam, or "whistleblower," lawsuit.

If we fail to comply with the Anti-Kickback Statute, the Stark Law, the FCA or other applicable laws and regulations, we could be subject to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities or healthcare activities), exclusion of one or more facilities or healthcare activities from participation in the Medicare, Medicaid, and other federal and state healthcare programs, and, for violations of certain laws and regulations, criminal penalties.

We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial position, results of operations and liquidity, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are found to have violated HIPAA or any other applicable privacy and security laws and regulations, as well as contractual obligations, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.

There are a number of federal and state laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including certain patient health information, such as patient records. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being introduced at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of PHI is subject to several regulations at the federal level, including HIPAA. The HIPAA privacy and security regulations protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health

information to the minimum amount reasonably necessary to accomplish the intended purpose. HIPAA also authorized State Attorneys General to bring civil actions for HIPAA violations. It permits the HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know or reasonably could not have known about the violation. The HIPAA privacy and security regulations are extended to business associates and their subcontractors that handle protected health information and imposed new requirements on HIPAA business associate contracts. The HIPAA reporting obligation supplements state laws that also may require notification in the event of a breach of personal information. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, including litigation with those affected, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operations and liquidity.

The federal government is also promoting the efficient exchange of electronic health information to improve health care. The 21st Century Cures Act prohibits information blocking by health care providers and certain other entities. Information blocking is defined as engaging in activities that are likely to interfere with, prevent or materially discourage access, exchange or use of electronic health information, subject to limited exceptions. Initiatives related to health care technology and interoperability may require changes to our operations, impose new and complex obligations on us, affect our relationships with other providers, vendors and other third parties and require investments in infrastructure, and we may be subject to penalties for failure to comply with these initiatives.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.

At the state and local level, there is increased focus on regulating the collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. For example, California passed the California Consumer Privacy Act of 2018 (the "CCPA") and the California Privacy Rights Act ("CPRA") which significantly expanded the privacy rights of California residents with respect to the collection and disclosure of personal information and created a regulatory agency to enforce these regulations. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally with respect to confidential, sensitive and personal information, thereby further increasing the complexity and cost of our compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Complying with these various laws, rules, regulations and standards, and with any new laws or regulations changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. For example, we have incurred and expect to continue to incur additional costs to comply with the CCPA and other similar regulations. However, in the future we may be unable to make such changes and modifications to our business practices in a commercially reasonable manner, or at all. Given the rapid development of cybersecurity and data privacy laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for non-compliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits,

adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, damage our relationships with patients and have a material adverse effect on our business.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our products and services compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from our products and services and have a material adverse effect on our business.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Notably, we are subject to the California Labor Code pursuant to which plaintiffs have filed representative actions under the California Private Attorney General Act seeking statutory penalties for alleged violations related to calculation of overtime pay, errors in wage statements, and meal and rest break violations, among other things. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business. In addition, certain individuals and entities, known as excluded persons, are prohibited from receiving payment for their services rendered to Medicaid, Medicare and other federal and state healthcare program beneficiaries. If we inadvertently hire or contract with an excluded person, or if any of our current employees or contractors becomes an excluded person in the future without our knowledge, we may be subject to substantial civil penalties, including up to $20,000 for each item or service furnished by the excluded person to a federal or state healthcare program beneficiary, an assessment of up to three times the amount claimed and exclusion from the program. Because we employ an average of at least 50 full-time employees in a calendar year, we are required to offer a minimum level of health coverage for 95% of our full-time employees in 2024 or be subject to an annual penalty.

Risks Related to Ownership of Our Common Stock

You may be diluted by future issuances of additional shares of common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

We have approximately 800 million shares of authorized but unissued common stock. Our Second Amended and Restated Certificate of Incorporation (the "Amended Charter") authorizes us to issue shares of our common stock and preferred stock for consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. Issuance of common stock or preferred stock would reduce your influence over matters on which our shareholders vote, and, in the case of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any. Shares of our common stock reserved for future issuance under our 2021 Stock Incentive Plan and 2021 Employee Stock Purchase Plan (together, the "Incentive Plans") will become eligible for sale in the public market once those shares are issued, subject to provisions relating to vesting requirements, and in some cases limitations in connection with our Amended and Restated Registration Rights Agreement or our Amended and Restated Stockholders Agreement. We have filed registration statements on Form S-8 under the Securities Act to register shares of our common stock issuable pursuant to the Incentive Plans. We also have, and may

continue to, issue securities in connection with acquisitions, as we did with respect to our acquisition of Thrive in 2025, and the number of shares of our common stock issued in connection with an acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with acquisitions may result in additional dilution to our stockholders and may have an adverse effect on the market price of shares of our common stock.

We also have a currently effective shelf registration statement on Form S-3 on file with the SEC (File No. 333-281982), which allows us to offer and sell, from time to time, up to $400.0 million of any combination of common stock, debt securities, warrants, rights and units. If we offer and sell any shares of common stock under the Form S-3, it would dilute the percentage ownership held by existing holders of our common stock.

The sale of our common stock in the public market, or the perception that such sales may occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Additionally, the parties to our Amended and Restated Registration Rights Agreement, including certain Sponsors (as defined below), have certain registration rights with respect to our common stock. If such Sponsors exercise their registration rights, the market price of our common stock could drop if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our Amended Charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, preferences, limitations and relative rights, including preferences over our common stock with respect to dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. As a result of our current dividend policy, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. Any future determination to declare and pay cash dividends, if any, will be entirely at the discretion of our Board of Directors and will depend upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing our current and future indebtedness.

We take advantage of certain "controlled company" exemptions to the corporate governance rules for publicly listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a "controlled company" under the corporate governance rules for publicly listed companies, we are not required to have a majority of our Board of Directors be independent under the applicable rules of Nasdaq, nor are we required to have a compensation committee or a corporate governance and nominating committee comprised entirely of independent directors. Our Board of Directors is permitted to not be composed of a majority of independent directors. We currently rely on the exemption to the requirement that our director nominations be made, or recommended to our full Board of Directors, by our independent directors or by a nominations committee that consists entirely of independent directors. Should the interests of Bain Capital L.P. or J.H. Whitney Capital Partners (collectively, our "Sponsors") or their respective affiliates (the "Sponsor Affiliates"), who, as of January 3, 2026, collectively own 57.7% of our outstanding common stock, differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our Sponsors can significantly influence our business and affairs and may have conflicts of interest with us in the future.

Our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or both of our Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as our Sponsors, or funds controlled by or associated with our Sponsors, continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, our Sponsors will continue to be able to strongly influence us. Our Amended Charter provides that none of our Sponsors or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our common stock.

We are required to comply with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting as of year-end. In particular, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act. We are also subject to the compliance requirements of Section 404(b) of the Sarbanes-Oxley Act, which requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of internal control over financing reporting and has resulted in us incurring substantial expenses and expending significant management efforts to comply with the Sarbanes-Oxley Act, which we will continue.

We cannot assure you that we will at all times in the future be able to report that our internal controls are effective. Material weaknesses in the design and operation of the internal control over financial reporting of businesses that we acquire could have a material adverse effect on our business and operating results. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or if we identify or our independent registered public accounting firm identifies additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Our Amended Charter, second amended and restated bylaws (the "Amended Bylaws") and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board of Directors. Among other things, our Amended Charter and/or Amended Bylaws include the following provisions:

- a staggered board, which means that our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
- a prohibition on stockholder action by written consent from and after the date on which the Sponsors and each of their respective affiliates cease to beneficially own in the aggregate at least 50% of the outstanding shares of common stock (the "Trigger Event");

- a forum selection clause, which means certain litigation against us can only be brought in Delaware;
- from and after the Trigger Event, the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all of the then-outstanding shares of our common stock entitled to vote thereon;
- from and after the Trigger Event, requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our Amended Charter relating to the management of our business, our Board of Directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the "DGCL"), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our Amended Bylaws;
- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and
- advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. We have opted out of Section 203 of the DGCL. However, our Amended Charter contains similar provisions providing that we many not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the Board of Directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock or (iii) following Board of Directors approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders. Our Amended Charter provides that the Sponsors and their respective affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our Amended Charter designates specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, or any action to interpret, apply, enforce any right, obligation or remedy under or determine the validity of, any provision of the DGCL or our Amended Charter or Amended Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an "internal corporate claim" under the DGCL shall be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware or, if and only if neither the Court of Chancery nor any state court sitting in the State of Delaware has subject matter jurisdiction, then the federal district court for the District of Delaware) (the "Delaware Forum Provision"). Notwithstanding the foregoing, our Amended Charter provides that the Delaware Forum Provision will not apply to any actions arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Our Amended Charter further provides that unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "Federal Forum Provision").

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the Delaware Forum Provision or the Federal Forum Provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in

other jurisdictions, which could harm our business, financial condition or results of operations. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our Amended Charter provides that the doctrine of "corporate opportunity" does not apply with respect to any officer, director or stockholder who is not employed by us or our subsidiaries.

Our Amended Charter provides that the doctrine of "corporate opportunity" does not apply with respect to the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries). The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources or information obtained in their corporate capacity for their personal advantage, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Amended Charter does, to the extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries), including any of the foregoing who serves as a director or officer of the Company. Such person will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates') own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any officers, directors or stockholders or their respective affiliates (other than those who are employees of the Company or its subsidiaries).

As a result, the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) are not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with such person, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. If one or more of the analysts who cover us downgrade their opinions about our common stock, publish inaccurate or unfavorable research about us, or cease publishing about us regularly, demand for our common stock could decrease, which might cause our share price and trading volume to decline significantly. Additionally, if securities or industry analysts publish negative information regarding the industry generally or certain competitors of ours, this may affect the market price of all stocks in our sector, even if unrelated to our performance.

If our operating and financial performance in any given period does not meet or exceed the guidance that we provide to the public, the market price of our common stock may decline.

We have provided public guidance on our expected operating and financial results for future periods, which is composed of forward-looking statements subject to the risks and uncertainties described elsewhere in this Annual Report on Form 10-K. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Governance

Management's Role Managing Risk

Aveanna's cybersecurity program and related policies are managed by a dedicated Assistant Vice President ("AVP") of Cybersecurity who reports to our Chief Information Officer ("CIO"). The AVP of Cybersecurity and his team is responsible for assessing, identifying and managing enterprise-wide cybersecurity needs. The AVP of Cybersecurity and his team monitor breach attempts and other cyber-related incidents, both directed at the Company and those impacting other industry participants, to identify new and emerging risks to be added to our Vulnerability Management Framework, which is discussed below.

The AVP of Cybersecurity works directly with the CIO to create and maintain cyber policies, standards, and processes that support the Company's overall strategy and the current cyber environment. We believe our cybersecurity program and policies are aligned with industry standards and best practices, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. The AVP of Cybersecurity and CIO are experienced technology and cybersecurity professionals, with over 10 and 20 years of experience in information security and technology, respectively. The AVP of Cybersecurity leads periodic meetings of our chartered Cybersecurity Steering Committee, which cover key cyber threats, policy changes, and project updates. The Cybersecurity Steering Committee includes our CIO, other executive-level leaders, and key members of management. Further, the Cybersecurity Steering Committee engages an external expert to prepare a formalized evaluation on the design of, and adherence to, the Company's current cybersecurity policies.

Board of Directors Oversight

The Audit Committee of the Board of Directors is tasked with providing oversight related to cybersecurity topics. At least quarterly, the Audit Committee receives a report of any cybersecurity incidents and other key monitoring metrics from a representative of the Cybersecurity Steering Committee. For each incident, the Audit Committee is briefed on the nature of the incident, points of vulnerability, scope of the incident, and the Company's response. The Audit Committee will then communicate cyber-related issues with the Board as needed. Our Board monitors our existing cybersecurity program and related policies, including, among other things, the Board's role within our cybersecurity risk management infrastructure.

Risk Management and Strategy

Our cybersecurity management process is based on an internally developed Intelligence Policy and a Vulnerability Management Framework. Cybersecurity risk management is currently independent of enterprise risk management. Our Vulnerability Management Framework addresses discovery, risk rating, remediation timeliness required per risk, and obligations on reoccurring third-party security products. Risks that fall outside the required remediation timeline are documented on the risk register, which is discussed during periodic Cybersecurity Steering Committee meetings.

We have in place a Security and Privacy Incident Response Plan that specifies incident classifications, reporting requirements, and which person must respond to such incidents. In most cases, cybersecurity management is handled by employees of the Company as described above, though if an incident does occur, external counsel and experts related to impacted systems or data may be engaged to supplement the Company's response.

Existing third-party relationships are monitored on a risk-by-risk basis via the Vulnerability Management Framework. Before entering into new third-party provider agreements, third-party providers and related services are subject to scrutinization and a review from the AVP of Cybersecurity's team.

We are constantly evolving our cybersecurity strategy and responses for new and emerging threats. As of the date of this Annual Report on Form 10-K, we do not believe we have encountered risks from cybersecurity threats with respect to our information systems that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations or financial condition. Cybersecurity attacks, however, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. Despite our security measures, there can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information about the cybersecurity risks we face, see the risk factor entitled "*Failure to maintain the security and functionality of our information systems, or to defend*

against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial condition, results of operations and liquidity" described under "Risk Factors" contained in Item 1A of this Annual Report on Form 10-K.

Item 2. Properties.

Aveanna's corporate headquarters is leased and is located at 400 Interstate North Parkway SE, Suite 1600, Atlanta, Georgia 30339. Aveanna also maintains approximately 300 leases for other offices and medical sites with various expiration terms from more than one year to over 10 years. Aveanna does not currently own any real estate.

Item 3. Legal Proceedings.

The information in response to this Item is included in Note 14 – *Commitments and Contingencies* to the Consolidated Financial Statements, which information is incorporated by reference in this Item 3 of Part 1 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Securities Market Information

Our common stock is listed on the Nasdaq under the symbol "AVAH".

Holders of Record

As of March 13, 2026, there were 19 stockholders of record for our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our Board of Directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant.

Unregistered Sales of Equity Securities

Except as previously disclosed in Current Reports on Form 8-K, no unregistered sales of the Company's equity securities were made during the year ended January 3, 2026.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the PSLRA, Section 27A of the Securities Act, and Section 21E of the Exchange Act, about our expectations, beliefs, plans and intentions regarding our product development efforts, business, financial condition, results of operations, strategies and prospects. You can identify forward-looking statements by the fact that these statements do not relate to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in "Item 1A — Risk Factors" of this Annual Report on Form 10-K. Forward-looking statements reflect our views only as of the date they are made. We do not undertake any obligation to update forward-looking statements except as required by applicable law. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA.

Our fiscal year ends on the Saturday that is closest to December 31 of a given year, resulting in either a 52-week or 53-week fiscal year. Our "fiscal year 2025" refers to the 53-week fiscal year ended on January 3, 2026. Our "fiscal year 2024" refers to the 52-week fiscal year ended on December 28, 2024. Our "fiscal year 2023" refers to the 52-week fiscal year ended on December 30, 2023.

Overview

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Segments

We deliver our services to patients through three segments: Private Duty Services ("PDS"); Home Health & Hospice ("HHH"); and Medical Solutions ("MS").

The following table summarizes the revenues generated by each of our segments for the fiscal years ended January 3, 2026 and December 28, 2024:

(dollars in thousands)	Consolidated	PDS	HHH	MS
For the fiscal year ended January 3, 2026............................$	2,433,199 $	2,001,147 $	248,557 $	183,495
Percentage of consolidated revenue..		82%	10%	8%
For the fiscal year ended December 28, 2024.........................$	2,024,506 $	1,634,609 $	217,805 $	172,092
Percentage of consolidated revenue..		81%	11%	8%

PDS Segment

Private Duty Services predominantly includes private duty nursing services ("PDN Services"), as well as pediatric therapy services ("Therapy Services"). PDN Services patients typically enter our service as children, as our most significant referral sources for new patients are children's hospitals. It is common for PDN Services patients to continue to receive our services into adulthood, as approximately 30% of our PDN Services patients are over the age of 18.

PDN Services involve the provision of clinical and non-clinical hourly care to patients in their homes, which is the preferred setting for patient care. PDN Services typically last four to 24 hours a day, provided by our registered nurses, licensed practical nurses, home health aides, and other non-clinical caregivers who are focused on providing high-quality short-term and long-term clinical care to medically complex children and adults with a wide variety of serious illnesses and conditions. Patients who typically qualify for PDN Services include those with the following conditions:

- Tracheotomies or ventilator dependence;
- Dependence on continuous nutritional feeding through a "G-tube" or "NG-tube";
- Dependence on intravenous nutrition;
- Oxygen-dependence in conjunction with other medical needs; and
- Complex medical needs such as frequent seizures.

PDN Services include:

- In-home skilled nursing services to medically complex children and adults;
- Nursing services in school settings in which our caregivers accompany patients to school;
- Services to patients in our Pediatric Day Healthcare Centers ("PDHC"); and
- Non-clinical care, including programs such as support services and personal care services.

Therapy Services provide a valuable multidisciplinary approach that we believe serves all of a child's therapy needs. We provide both in-clinic and home-based therapy services to our patients. Therapy Services include physical, occupational and speech services. We regularly collaborate with physicians and other community healthcare providers, which allows us to provide more comprehensive care.

HHH Segment

Our Home Health and Hospice segment predominantly includes home health services ("HH Services"), as well as hospice and specialty program services. Our HHH patients typically enter our service as seniors, and our most significant referral sources for new patients are hospitals, physicians and long-term care facilities.

HH Services involve the provision of in-home services to our patients by our clinicians, which may include nurses, therapists, social workers and home health aides. Our caregivers work with our patients' physicians to deliver a personalized plan of care to our patients in their homes. Home healthcare can help our patients recover after a hospitalization or surgery and assist patients in managing chronic illnesses. We also help our patients manage their medications. Through our care, we help our patients recover more fully in

the comfort of their own homes, while remaining as independent as possible. HH Services include: in-home skilled nursing services; physical, occupational and speech therapy; medical social services and aide services.

Our hospice services involve a supportive philosophy and concept of care for those nearing the end of life. Our hospice care is a positive, empowering form of care designed to provide comfort and support to our patients and their families when a life-limiting illness no longer responds to cure-oriented treatments. The goal of hospice is to neither prolong life nor hasten death, but to help our patients live as dignified and pain-free as possible. Our hospice care is provided by a team of specially trained professionals in a variety of living situations, including at home, at the hospital, a nursing home, or an assisted living facility.

MS Segment

Through our Medical Solutions segment, we offer a comprehensive line of enteral nutrition supplies and other products to adults and children, delivered on a periodic or as-needed basis. We provide our patients with access to a large selection of enteral formulas, supplies and pumps in our industry, with more than 300 nutritional formulas available. Our registered nurses, registered dietitians and customer service technicians support our patients 24 hours per day, 365 days per year, in-hospital, at-home, or remotely to help ensure that our patients have the best nutrition assessments, change order reviews and formula selection expertise.

Recent Developments

Regulatory Developments

On June 30, 2025, the Centers for Medicare & Medicaid Services ("CMS") issued its calendar year 2026 ("CY 2026") proposed rule for the home health prospective payment system. CMS estimates the proposed rule would reduce home health payments by 6.4% in CY 2026 relative to 2025. On November 28, 2025, CMS released the final rule which reduced Medicare reimbursement rates by 1.3%. This update includes a 3.2% market basket update, reduced by a 0.8% cut for productivity. Future changes in CMS reimbursement methodology, or future decreases in reimbursement rates could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

On July 4, 2025, H.R. 1, also known as the One Big Beautiful Bill Act ("OBBBA"), was enacted into law. The Congressional Budget Office projects OBBBA will result in a reduction to federal Medicaid spending by an estimated $1.15 trillion over the next ten years. The changes to Medicaid made by OBBBA include provisions expected to reduce the population of Medicaid recipients through more stringent eligibility requirements, reductions in provider taxes, work (community engagement) requirements, limits on state-directed payments, and other changes. Most of the applicable provisions have implementation dates of December 31, 2026, or later. While there were no specific changes to the Medicaid waiver programs that a majority of our patient population qualifies for services under and no provisions that we believe directly impact the reimbursement rates of the services we provide, the resulting reductions to state Medicaid budgets may indirectly impact future rate expansion for certain Medicaid-funded services.

Agreement to Acquire Family First Homecare

On March 12, 2026, the Company announced that it had entered into a definitive agreement to acquire Family First Holding, LLC, a scaled, multi-state provider of pediatric home care that primarily provides skilled Private Duty Nursing services with 27 locations in seven states including Florida, Illinois, Iowa, Pennsylvania, South Dakota, Texas, and North Carolina, where it is currently launching operations. The purchase price for the acquisition is $175.5 million in cash, subject to customary adjustments. The transaction is expected to close in the second fiscal quarter of 2026, subject to, among other things, customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. We intend to fund the acquisition with a combination of cash on hand and borrowings under our Securitization Facility.

Important Operating Metrics

We review the following important metrics on a segment basis and not on a consolidated basis:

PDS Segment and MS Segment Operating Metrics

Volume

Volume represents PDS hours of care provided and MS unique patients served, which is how we measure the amount of our patient services provided. We review the number of hours of PDS care provided on a weekly basis and the number of MS unique patients

served on a weekly basis. We believe volume is an important metric because it helps us understand how the Company is growing in each of these segments through strategic planning and acquisitions. We also use this metric to inform strategic decision making in determining opportunities for growth.

Revenue Rate

For our PDS and MS segments, revenue rate is calculated as revenue divided by PDS hours of care provided or the number of MS unique patients served, respectively. We believe revenue rate is an important metric because it represents the amount of revenue we receive per PDS hour of patient service or per individual MS patient transaction and helps management assess the amount of fees that we are able to bill for our services. Management uses this metric to assess how effectively we optimize reimbursement rates.

Cost of Revenue Rate

For our PDS and MS segments, cost of revenue rate is calculated as cost of revenue divided by PDS hours of care provided or the number of unique patients served, respectively. We believe cost of revenue rate is an important metric because it helps us understand the cost per PDS hour of patient service or per individual MS patient transaction. Management uses this metric to understand how effectively we manage labor and product costs.

Spread Rate

For our PDS and MS segments, spread rate represents the difference between the respective revenue rates and cost of revenue rates. Spread rate is an important metric because it helps us better understand the margins being recognized per PDS hour of patient service or per individual MS patient transaction. Management uses this metric to assess how successful we have been in optimizing reimbursement rates, managing labor and product costs, and assessing opportunities for growth.

HHH Segment Operating Metrics

Home Health Total Admissions and Home Health Episodic Admissions

Home health total admissions represents the number of new patients who have begun receiving services. We review the number of home health admissions on a daily basis as we believe it is a leading indicator of our growth. We measure home health admissions by reimbursement structure, separating them into home health episodic admissions, which are reimbursed for a fixed duration of care (typically 30 days), and other admissions, which primarily follow a per-visit reimbursement model. This allows us to better understand the payor mix of our home health business.

Home Health Total Episodes

Home health total episodes represents the number of episodic admissions and episodic recertifications to capture patients who have either started to receive services or have been recertified for another episode of care. Management reviews home health total episodes on a monthly basis to understand the volume of patients who were authorized to receive care during the month.

Home Health Episodic Mix

Home health episodic mix is calculated by dividing the total home health episodic admissions by the home health total admissions. Management monitors home health episodic mix as a simplified metric representing our home health admissions by reimbursement structure, which allows us to better understand the payer mix of our home health business.

Home Health Revenue Per Completed Episode

Home health revenue per completed episode is calculated by dividing total payments received from completed episodes by the number of completed episodes during the period. Episodic payments are determined by multiple factors including type of referral source, patient diagnoses, and utilization. Management tracks home health revenue per completed episode over time to evaluate both the clinical and financial profile of the business in a single metric.

Results of Operations

Fiscal Year Ended January 3, 2026 Compared to the Fiscal Year Ended December 28, 2024

The following table summarizes our consolidated results of operations, including Field contribution, which is a non-GAAP measure (see "Non-GAAP Financial Measures" below), for the fiscal years indicated:

			For the fiscal years ended			
(dollars in thousands)	January 3, 2026	% of Revenue	December 28, 2024	% of Revenue	Change	% Change
Revenue	$ 2,433,199	100.0%	$ 2,024,506	100.0%	$ 408,693	20.2%
Cost of revenue, excluding depreciation and amortization	1,622,718	66.7%	1,388,964	68.6%	233,754	16.8%
Gross margin	$ 810,481	33.3%	$ 635,542	31.4%	$ 174,939	27.5%
Branch and regional administrative expenses	374,496	15.4%	352,814	17.4%	21,682	6.1%
Field contribution	$ 435,985	17.9%	$ 282,728	14.0%	$ 153,257	54.2%
Corporate expenses	163,310	6.7%	125,402	6.2%	37,908	30.2%
Depreciation and amortization	10,538	0.4%	10,778	0.5%	(240)	-2.2%
Acquisition-related costs	3,813	0.2%	1,490	0.1%	2,323	155.9%
Other operating expense	1,861	0.1%	5,271	0.3%	(3,410)	-64.7%
Operating income	$ 256,463	10.5%	$ 139,787	6.9%	$ 116,676	83.5%
Interest expense, net	(137,255)		(156,104)		18,849	-12.1%
Loss on debt extinguishment	(5,862)		-		(5,862)	-100.0%
Other (expense) income	(6,398)		21,389		(27,787)	-129.9%
Income tax benefit (expense)	118,086		(16,001)		134,087	-838.0%
Net income (loss)	$ 225,034		$ (10,929)		$ 235,963	NM

NM = A percentage calculation that is not meaningful due to a percentage change greater than 1000%.

The following table summarizes our consolidated key performance measures, including Field contribution and Field contribution margin, which are non-GAAP measures (see "Non-GAAP Financial Measures" below), for the fiscal years indicated:

		For the fiscal years ended		
(dollars in thousands)	January 3, 2026	December 28, 2024	Change	% Change
Revenue	$ 2,433,199	$ 2,024,506	$ 408,693	20.2%
Cost of revenue, excluding depreciation and amortization	1,622,718	1,388,964	233,754	16.8%
Gross margin	$ 810,481	$ 635,542	$ 174,939	27.5%
Gross margin percentage	33.3%	31.4%		1.9% [1]
Branch and regional administrative expenses	374,496	352,814	21,682	6.1%
Field contribution	$ 435,985	$ 282,728	$ 153,257	54.2%
Field contribution margin	17.9%	14.0%		
Corporate expenses	$ 163,310	$ 125,402	$ 37,908	30.2%
As a percentage of revenue	6.7%	6.2%		
Operating income	$ 256,463	$ 139,787	$ 116,676	83.5%
As a percentage of revenue	10.5%	6.9%		

(1) Represents the change in margin percentage period over period.

The following tables summarize our key performance measures by segment for the fiscal years indicated:

	PDS					
	For the fiscal years ended					
(dollars and hours in thousands)	**January 3, 2026**		**December 28, 2024**		**Change**	**% Change**
Revenue	$	2,001,147	$	1,634,609	$ 366,538	22.4%
Cost of revenue, excluding depreciation and amortization		1,409,376		1,190,148	219,228	18.4%
Gross margin	$	591,771	$	444,461	$ 147,310	33.1%
Gross margin percentage		29.6%		27.2%		2.4% [4]
Hours		46,123		41,562	4,561	11.0%
Revenue rate	$	43.39	$	39.33	$ 4.06	11.4% [1]
Cost of revenue rate	$	30.56	$	28.64	$ 1.92	7.4% [2]
Spread rate	$	12.83	$	10.69	$ 2.14	22.1% [3]

	HHH					
	For the fiscal years ended					
(dollars and admissions/episodes in thousands)	**January 3, 2026**		**December 28, 2024**		**Change**	**% Change**
Revenue	$	248,557	$	217,805	$ 30,752	14.1%
Cost of revenue, excluding depreciation and amortization		114,299		101,310	12,989	12.8%
Gross margin	$	134,258	$	116,495	$ 17,763	15.2%
Gross margin percentage		54.0%		53.5%		0.5% [4]
Home health total admissions [5]		39.6		36.9	2.7	7.3%
Home health episodic admissions [6]		30.4		28.0	2.4	8.6%
Home health total episodes [7]		51.4		46.2	5.2	11.3%
Home health episodic mix [8]		76.8%		75.9%		0.9% [10]
Home health revenue per completed episode [9]	$	3,206	$	3,099	$ 107	3.5%

	MS					
	For the fiscal years ended					
(dollars and UPS in thousands)	**January 3, 2026**		**December 28, 2024**		**Change**	**% Change**
Revenue	$	183,495	$	172,092	$ 11,403	6.6%
Cost of revenue, excluding depreciation and amortization		99,043		97,506	1,537	1.6%
Gross margin	$	84,452	$	74,586	$ 9,866	13.2%
Gross margin percentage		46.0%		43.3%		2.7% [4]
Unique patients served ("UPS")		363		367	(4)	-1.1%
Revenue rate	$	505.50	$	468.92	$ 36.58	7.7% [1]
Cost of revenue rate	$	272.85	$	265.68	$ 7.17	2.7% [2]
Spread rate	$	232.65	$	203.24	$ 29.41	14.3% [3]

(1) Represents the period over period change in revenue rate, plus the change in revenue rate attributable to the change in volume.
(2) Represents the period over period change in cost of patient services rate, plus the change in cost of patient services rate attributable to the change in volume.
(3) Represents the period over period change in spread rate, plus the change in spread rate attributable to the change in volume.
(4) Represents the change in margin percentage period over period.
(5) Represents home health episodic and other admissions.
(6) Represents home health episodic admissions.
(7) Represents episodic admissions and recertifications.
(8) Represents the ratio of home health episodic admissions to home health total admissions.
(9) Represents Medicare revenue per completed episode.
(10) Represents the change in home health episodic mix period over period.

The following discussion of our results of operations should be read in conjunction with the foregoing tables summarizing our consolidated results of operations and key performance measures, as well as the Consolidated Financial Statements.

Summary Operating Results

Operating Income

Operating income was $256.5 million, or 10.5% of revenue, for the fiscal year ended January 3, 2026, as compared to an operating income of $139.8 million, or 6.9% of revenue, for the fiscal year ended December 28, 2024, an increase of $116.7 million.

The change in operating income for fiscal year 2025 was positively impacted by an increase of $153.3 million, or 54.2% in Field contribution as compared to fiscal year 2024. The $153.3 million increase in Field contribution resulted from a $408.7 million, or 20.2%, increase in consolidated revenue and a 3.9% improvement in Field contribution margin to 17.9% for fiscal year 2025 from 14.0% for fiscal year 2024. The primary drivers of our higher Field contribution margin over the comparable fiscal year period was a 1.9% improvement in gross margin percentage, along with a 2.0% decrease in branch and regional administrative expense as a percentage of revenue to 15.4% for fiscal year 2025 from 17.4% for fiscal year 2024.

The following items primarily contributed to the $116.7 million increase in operating income over the comparable fiscal year:

- the previously discussed $153.3 million increase in Field contribution; and
- a $3.4 million decrease in other operating expense; offset by
- a $37.9 million increase in corporate expenses; and
- a $2.3 million increase in acquisition-related costs.

Net Income (Loss)

Net income for fiscal year 2025 was $225.0 million, as compared to net loss of $10.9 million for fiscal year 2024. The $236.0 million increase in net income was primarily driven by the following:

- the previously discussed $116.7 million increase in operating income;
- an income tax benefit of $118.1 million in fiscal year 2025, compared to an income tax expense of $16.0 million in fiscal year 2024; and
- an $18.8 million decrease in interest expense, net of interest income; offset by
- an aggregate $27.8 million increase in valuation losses on interest rate derivatives and net settlements received from interest rate derivative counterparties over the comparable periods; and
- a $5.9 million loss on debt extinguishment recorded during fiscal year 2025.

Revenue

Revenue was $2,433.2 million for the fiscal year ended January 3, 2026 as compared to $2,024.5 million for the fiscal year ended December 28, 2024, an increase of $408.7 million, or 20.2%. This increase resulted from the following segment activity:

- a $366.5 million, or 22.4%, increase in PDS revenue;
- a $30.8 million, or 14.1%, increase in HHH revenue; and
- a $11.4 million, or 6.6%, increase in MS revenue.

Our PDS segment revenue growth of $366.5 million, or 22.4%, for the fiscal year ended January 3, 2026 was attributable to an increase in volume of 11.0% and an increase in revenue rate of 11.4%. The increase in PDS volume on a year over year basis was primarily attributable to growth in demand for non-clinical services and volume from the Thrive acquisition, which was completed on June 2, 2025.

The 11.4% increase in PDS revenue rate for the fiscal year ended January 3, 2026, as compared to the fiscal year ended December 28, 2024, resulted primarily from the following: (i) reimbursement rate increases issued by various state Medicaid programs and Managed Medicaid payers; (ii) higher reimbursement rates associated with volumes attributed to the Thrive acquisition; and (iii) improved collections on fully reserved aged receivables.

Our HHH segment revenue growth of $30.8 million, or 14.1%, for the fiscal year ended January 3, 2026 resulted primarily from an increase in total episodes and an increase of 3.5% in home health revenue per completed episode due to improvements in patient mix over the comparable fiscal year period.

Our MS segment revenue growth of $11.4 million, or 6.6%, for the fiscal year ended January 3, 2026, as compared to the fiscal year ended December 28, 2024, was attributable to a 7.7% increase in revenue rate, offset by a decline in volume of 1.1% over the comparable period. The revenue rate increase was primarily driven by improved collections of previously reserved aged receivables.

Cost of Revenue, Excluding Depreciation and Amortization

Cost of revenue, excluding depreciation and amortization, was $1,622.7 million for the fiscal year ended January 3, 2026, as compared to $1,389.0 million for the fiscal year ended December 28, 2024, an increase of $233.8 million, or 16.8%. This increase resulted from the following segment activity:

- a $219.2 million, or 18.4%, increase in PDS cost of revenue;
- a $13.0 million, or 12.8%, increase in HHH cost of revenue; and
- a $1.5 million, or 1.6%, increase in MS cost of revenue.

The 18.4% increase in PDS cost of revenue for the fiscal year ended January 3, 2026 resulted from the previously described 11.0% increase in PDS volume for the fiscal year ended January 3, 2026 and a 7.4% increase in PDS cost of revenue rate. The 7.4% increase in cost of revenue rate primarily resulted from higher caregiver labor costs, including pass-through of reimbursement rate increases and slightly higher general and professional liability expense over the comparable period.

The 12.8% increase in HHH cost of revenue for the fiscal year ended January 3, 2026 was driven primarily by higher home health total episodes over the comparable period.

The 1.6% increase in MS cost of revenue for the fiscal year ended January 3, 2026 was driven primarily by a 2.7% increase in cost of revenue rate, partially offset by a decline in volume of 1.1% over the comparable period.

Gross Margin and Gross Margin Percentage

Gross margin was $810.5 million, or 33.3% of revenue, for the fiscal year ended January 3, 2026, as compared to $635.5 million, or 31.4% of revenue, for the fiscal year ended December 28, 2024. Gross margin increased $174.9 million, or 27.5%, year over year. The 1.9% increase in gross margin percentage for the fiscal year ended January 3, 2026 compared to the fiscal year ended December 28, 2024 resulted from the combined changes in our revenue rates and cost of revenue rates in each of our segments, which we refer to as the change in our spread rate in our PDS and MS segments, and the change in gross margin percentage in our HHH segment, as follows:

- a 22.1% increase in PDS spread rate from $10.69 to $12.83, driven by the 11.4% increase in PDS revenue rate, net of the 7.4% increase in PDS cost of revenue rate;
- a 14.3% increase in MS spread rate from $203.24 to $232.65, driven by the 7.7% increase in MS revenue rate, net of the 2.7% increase in MS cost of revenue rate; and
- our HHH segment, in which gross margin percentage increased by 0.5%.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses were $374.5 million, or 15.4% of revenue, for the fiscal year ended January 3, 2026, as compared to $352.8 million, or 17.4% of revenue, for the fiscal year ended December 28, 2024, an increase of $21.7 million, or 6.1%.

The 6.1% increase in branch and regional administrative expenses for the fiscal year ended January 3, 2026, as compared to the fiscal year ended December 28, 2024, was primarily due to increased costs related to the acquisition of Thrive, which was completed on June 2, 2025 and increased our operating footprint, including by adding new locations and support personnel. The overall 2.0% decrease in branch and regional administrative expenses as a percentage of revenue over the comparable period is the result of

leveraging our operating support model to effectively incorporate increased volume from acquisitions and higher demand driven from our existing operating footprint.

Field Contribution and Field Contribution Margin

Field contribution was $436.0 million, or 17.9% of revenue, for the fiscal year ended January 3, 2026, as compared to $282.7 million, or 14.0% of revenue, for the fiscal year ended December 28, 2024, an increase of $153.3 million, or 54.2%. The 3.9% increase in Field contribution margin for the fiscal year ended January 3, 2026 resulted from the following:

- a 1.9% increase in gross margin percentage in the fiscal year ended January 3, 2026, as compared to the fiscal year ended December 28, 2024; and

- a 2.0% decrease in branch and regional administrative expenses as a percentage of revenue in the fiscal year ended January 3, 2026, as compared to the fiscal year ended December 28, 2024.

Field contribution and Field contribution margin are non-GAAP financial measures. See "Non-GAAP Financial Measures" below.

Corporate Expenses

Corporate expenses as a percentage of revenue for the fiscal years ended January 3, 2026 and December 28, 2024 were as follows:

	For the fiscal years ended				
	January 3, 2026			December 28, 2024	
(dollars in thousands)	Amount	% of Revenue		Amount	% of Revenue
Revenue	$ 2,433,199		$	2,024,506	
Corporate expense components:					
Compensation and benefits	$ 78,361	3.2%	$	69,014	3.4%
Non-cash share-based compensation	16,673	0.7%		12,530	0.6%
Professional services	44,432	1.8%		21,655	1.1%
Rent and facilities expense	13,506	0.6%		12,651	0.6%
Office and administrative	1,334	0.1%		1,807	0.1%
Other	9,004	0.4%		7,745	0.4%
Total corporate expenses	$ 163,310	6.7%	$	125,402	6.2%

Corporate expenses were $163.3 million, or 6.7% of revenue, for the fiscal year ended January 3, 2026, as compared to $125.4 million, or 6.2% of revenue, for the fiscal year ended December 28, 2024. The $37.9 million or 30.2% increase in year over year corporate expenses resulted primarily from $16.0 million of professional services associated with refinancing our credit facilities, higher compensation and benefits to support operations and Thrive integration activities, and higher non-cash share-based compensation costs, primarily due to the acceleration of the SMRP (as defined below) in the first quarter of 2025.

Depreciation and Amortization

Depreciation and amortization was $10.5 million for the fiscal year ended January 3, 2026, compared to $10.8 million for the fiscal year ended December 28, 2024, a decrease of approximately $0.2 million, or 2.2%. The $0.2 million decrease primarily resulted from improved capital asset management.

Acquisition-Related Costs

Acquisition related costs were $3.8 million for the fiscal year ended January 3, 2026 and $1.5 million for the fiscal year ended December 28, 2024. Costs in both periods were primarily associated with the acquisition of Thrive.

Other Operating Expense

Other operating expense was $1.9 million for the fiscal year ended January 3, 2026, compared to other operating expense of $5.3 million. The $3.4 million decrease in other operating expense primarily resulted from impairment of a certain facility lease asset recorded in the 2024 fiscal year.

Interest Expense, net of Interest Income

Interest expense, net of interest income was $137.3 million for the fiscal year ended January 3, 2026, compared to $156.1 million for the fiscal year ended December 28, 2024, a decrease of $18.8 million, or 12.1%. Interest expense decreased primarily due to decreased borrowing under our Securitization Facility and a lower U.S. federal funds rate during the fiscal year ended January 3, 2026 compared to the prior fiscal year period. Further, on September 17, 2025, we entered into the fourth joinder and twelfth amendment (the "Refinancing Amendment") to its First Lien Credit Agreement and terminated our Second Lien Term Loan Facility (as described in Note 7 to our Consolidated Financial Statements). The drivers above reduced our weighted average interest rate from 9.2% as of December 28, 2024, to 7.3% as of January 3, 2026, resulting in lower interest expense See further analysis under *Liquidity and Capital Resources* below.

Loss on Debt Extinguishment

During the fiscal year ended January 3, 2026, we restructured our Existing Credit Agreement, as well as terminated our Second Lien Term Loan Credit Agreement (each as described in Note 7 to our Consolidated Financial Statements). As a result of the debt refinancing, we recognized a $5.9 million loss on debt extinguishment for the fiscal year ended January 3, 2026.

Other (Expense) Income

Other expense was $6.4 million for the fiscal year ended January 3, 2026, compared to other income of $21.4 million for the fiscal year ended December 28, 2024. We realized a $14.5 million increase in non-cash valuation losses associated with interest rate derivatives in fiscal year 2025 resulting from changes in market expectations of future interest rates in the comparable periods, as well as a $13.3 million decline in net settlements with interest rate derivative counterparties as interest rates decreased compared to the prior year period due to lower market interest rates. Details of other (expense) income included the following:

	For the fiscal years ended	
(dollars in thousands)	January 3, 2026	December 28, 2024
Valuation loss to state interest rate derivatives at fair value	$ (29,651)	$ (15,197)
Net settlements received from interest rate derivative counterparties	23,207	36,546
Other	46	40
Total other (expense) income	$ (6,398)	$ 21,389

Income Taxes

We incurred income tax benefit of $118.1 million for the fiscal year ended January 3, 2026, as compared to income tax expense of $16.0 million for the fiscal year ended December 28, 2024. The increase in tax benefit was primarily driven by the release of certain federal and state valuation allowances based on the Company's assessment of positive and negative evidence associated with the future realization of tax benefits on existing deferred tax assets, as well as federal and state current tax expense.

Non-GAAP Financial Measures

In addition to our results of operations prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP", or "GAAP"), which we have discussed above, we also evaluate our financial performance using EBITDA, Adjusted EBITDA, Field contribution and Field contribution margin.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with U.S. GAAP, such as net income (loss). Rather, we present EBITDA and Adjusted EBITDA as supplemental measures of our performance. We define EBITDA as net income (loss) before interest expense, net; income tax expense or benefit; and depreciation and amortization. We define Adjusted EBITDA as EBITDA, adjusted for the impact of certain other items that are either non-recurring, infrequent, non-cash, unusual, or items deemed by management to not be indicative of the performance of our core operations, including impairments of goodwill, intangible assets, and other long-lived assets; non-cash, share-based compensation, and associated payroll taxes; loss on extinguishment of debt; fees related to debt modifications; the effect of interest rate derivatives; acquisition-related and integration costs; legal costs and settlements associated with acquisition matters; restructuring costs; other legal matters; and other costs including gains and losses on acquisitions and dispositions of certain businesses. As non-

GAAP financial measures, our computations of EBITDA and Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of this measure impracticable.

Management believes our computations of EBITDA and Adjusted EBITDA are helpful in highlighting trends in our core operating performance. In determining which adjustments are made to arrive at EBITDA and Adjusted EBITDA, management considers both (1) certain non-recurring, infrequent, non-cash or unusual items, which can vary significantly from year to year, as well as (2) certain other items that may be recurring, frequent, or settled in cash but which management does not believe are indicative of our core operating performance. We use EBITDA and Adjusted EBITDA to assess operating performance and make business decisions.

We have incurred substantial acquisition-related costs and integration costs. The underlying acquisition activities take place over a defined timeframe, have distinct project timelines and are incremental to activities and costs that arise in the ordinary course of our business. Therefore, we believe it is important to exclude these costs from our Adjusted EBITDA because it provides management a normalized view of our core, ongoing operations after integrating our acquired companies, which is an important measure in assessing our performance.

Given our determination of adjustments in arriving at our computations of EBITDA and Adjusted EBITDA, these non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with U.S. GAAP.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated:

(dollars in thousands)	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Net income (loss)	$ 225,034	$ (10,929)
Interest expense, net	137,255	156,104
Income tax (benefit) expense	(118,086)	16,001
Depreciation and amortization	10,538	10,778
EBITDA	254,741	171,954
Goodwill, intangible and other long-lived asset impairment	1,881	5,264
Non-cash share-based compensation	25,061	17,465
Loss on extinguishment of debt	5,862	-
Fees related to debt modifications	15,890	-
Interest rate derivatives [1]	6,443	(21,351)
Acquisition-related costs [2]	3,814	1,490
Integration costs [3]	6,950	1,211
Legal costs and settlements associated with acquisition matters [4]	5,754	1,626
Restructuring [5]	504	5,405
Other legal matters [6]	(5,898)	1,353
Other adjustments [7]	(145)	(839)
Total adjustments [8]	$ 66,116	$ 11,624
Adjusted EBITDA	$ 320,857	$ 183,578

(1) Represents valuation adjustments and settlements associated with interest rate derivatives that are not included in interest expense, net. Such items are included in other (expense) income.

(2) Represents transaction costs incurred in connection with planned, completed, or terminated acquisitions, which include investment banking fees, legal diligence and related documentation costs, and finance and accounting diligence and documentation, as presented on the Company's consolidated statements of operations.

(3) Represents (i) costs associated with our Integration Management Office, which focuses on our integration efforts and transformational projects such as systems conversions and implementations, material cost reduction and restructuring projects, among other things, of $1.7 million and $1.0 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively; and (ii) transitionary costs incurred to integrate acquired companies into our field and corporate operations of $5.2 million and $0.2 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively. Transitionary costs incurred to integrate acquired companies include IT consulting costs and related integration support costs; salary, severance and retention costs associated with duplicative acquired company personnel until such personnel are exited from the Company; accounting, legal and consulting costs; expenses and impairments related to the closure and consolidation

of overlapping markets of acquired companies, including lease termination and relocation costs; costs associated with terminating legacy acquired company contracts and systems; and one-time costs associated with rebranding our acquired companies and locations to the Aveanna brand.

(4) Represents legal and forensic costs, as well as settlements associated with resolving legal matters arising during or as a result of our acquisition-related activities. This primarily includes (i) costs of $4.9 million and $1.1 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively, to comply with the U.S. Department of Justice, Antitrust Division's grand jury subpoena related to nurse wages and hiring activities in certain of our markets, in connection with a terminated transaction.

(5) Represents costs associated with restructuring our branch and regional administrative footprint as well as our corporate overhead infrastructure costs in order to appropriately size our resources to current volumes, including (i) branch and regional salary and severance costs; (ii) corporate salary and severance costs; (iii) rent and lease termination costs associated with the closure of certain office locations.

(6) Represents activity related to accrued legal settlements and the related costs and expenses associated with certain judgments and arbitration awards rendered against the Company where certain insurance coverage is in dispute. The Company released a legal reserve related to a certain accrued legal settlement during the fiscal year ended January 3, 2026.

(7) Represents (i) certain other costs or (income) that are either non-cash or non-core to the Company's ongoing operations of ($0.1) million and ($0.8) million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively.

(8) The table below reflects the increase or decrease, and aggregate impact, to the line items included on our consolidated statements of operations based upon the adjustments used in arriving at Adjusted EBITDA from EBITDA for the periods indicated:

	Impact to Adjusted EBITDA	
	For the fiscal years ended	
(dollars in thousands)	January 3, 2026	December 28, 2024
Cost of revenue, excluding depreciation and amortization	$ (4,866)	$ 738
Branch and regional administrative expenses	7,335	7,071
Corporate expenses	45,706	18,443
Acquisition-related costs	3,814	1,490
Other operating expense	34	2,189
Loss on debt extinguishment	5,862	-
Other (expense) income	8,231	(18,307)
Total adjustments	$ 66,116	$ 11,624

Field Contribution and Field Contribution Margin

Field contribution and Field contribution margin are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with U.S. GAAP, such as gross margin and gross margin percentage. Rather, we present Field contribution and Field contribution margin as supplemental measures of our performance. We define Field contribution as gross margin less branch and regional administrative expenses. Field contribution margin is Field contribution as a percentage of revenue. As non-GAAP financial measures, our computations of Field contribution and Field contribution margin may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of these measures impracticable.

Field contribution and Field contribution margin have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to gross margin, gross margin percentage, net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with U.S. GAAP.

Management believes Field contribution and Field contribution margin are helpful in highlighting trends in our core operating performance and evaluating trends in our branch and regional results, which can vary from year to year. We use Field contribution and Field contribution margin to make business decisions and assess the operating performance and results delivered by our core field operations, prior to corporate and other costs not directly related to our field operations. These metrics are also important because they guide us in determining whether or not our branch and regional administrative expenses are appropriately sized to support our caregivers and direct patient care operations. Additionally, Field contribution and Field contribution margin determine how effective

we are in managing our field supervisory and administrative costs associated with supporting our provision of services and sale of products.

The following table reconciles gross margin to Field contribution and Field contribution margin for the periods indicated:

	For the fiscal years ended	
(dollars in thousands)	**January 3, 2026**	**December 28, 2024**
Gross margin	$ 810,481	$ 635,542
Gross margin percentage	33.3%	31.4%
Branch and regional administrative expenses	374,496	352,814
Field contribution	$ 435,985	$ 282,728
Field contribution margin	17.9%	14.0%
Revenue	$ 2,433,199	$ 2,024,506

Liquidity and Capital Resources

Overview

Our principal sources of cash have historically been from operating activities. Our principal source of liquidity, in addition to cash provided by operating activities, has historically been from proceeds from our credit facilities and issuances of common stock.

Our principal uses of cash and liquidity have historically been for acquisitions, interest and principal payments under our credit facilities, payments under our interest rate derivatives, and financing of working capital. Payment of interest and related fees under our credit facilities is currently the most significant use of our operating cash flow. Our goal is to use cashflow provided by operations primarily as a source of cash to supplement the purchase price for acquisitions and reduce our net leverage.

In September 2023, in response to a $7.9 million arbitration award rendered against us in connection with a civil litigation matter, we promptly obtained a $9.1 million appellate bond with the trial court. The $9.1 million appellate bond was collateralized with letters of credit. During the second fiscal quarter of 2025, a settlement agreement between all parties was reached. On June 9, 2025, the court entered an agreed final judgment in the matter and ordered release of the bond. The letters of credit securing the bond were released on June 16, 2025.

For additional information with respect to the foregoing litigation matters, please see *"Litigation and Other Current Liabilities"* set forth in Note 14 to the Consolidated Financial Statements.

As noted in Recent Developments, we entered into an agreement to acquire Family First Holding, LLC for a purchase price of $175.5 million, subject to customary adjustments. The purchase agreement is expected to close in the second fiscal quarter of 2026, and intended to be funded with a combination of cash on hand and borrowings under our Securitization Facility.

At January 3, 2026 we had $193.3 million in cash on hand, $110.0 million available to us under our Securitization Facility and $225.5 million of borrowing capacity under the Revolving Credit Facility (as defined below). Available borrowing capacity under the Revolving Credit Facility is subject to a maintenance leverage covenant that becomes effective if more than 40% of the total commitment is utilized. We believe that our operating cash flows, available cash on hand, and availability under our Securitization Facility and Revolving Credit Facility will be sufficient to meet our cash requirements for at least the next twelve months. For additional information with respect to the terms and other covenants governing our Securitization Facility and Revolving Credit Facility, please see Note 7 to the Consolidated Financial Statements.

Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments and future results of operations. We cannot assure you that cash provided by operating activities or cash and cash equivalents on hand will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all.

Cash Flow Activity

The following table sets forth a summary of our cash flows from operating, investing, and financing activities for the fiscal years presented:

(dollars in thousands)	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Net cash provided by operating activities	$ 125,857	$ 32,637
Net cash used in investing activities	$ (22,298)	$ (6,319)
Net cash provided by financing activities	$ 5,413	$ 14,028

Operating Activities

The primary sources or uses of our operating cash flow are operating income or operating losses, net of any goodwill impairments that we record as well as any other significant non-cash items such as depreciation, amortization and share-based compensation, less cash paid for interest. The timing of collections of accounts receivable and the payment of accounts payable, other accrued liabilities and accrued payroll can also impact and cause fluctuations in our operating cash flow. Cash flow provided by operating activities increased by $93.2 million for fiscal year 2025 compared to fiscal year 2024, primarily due to:

- improvement in operating income in fiscal year 2025, primarily as a result of the improvement of gross margin and field contribution in fiscal year 2025; partially offset by
- the comparable use of cash associated with operating assets and liabilities over the comparable periods, primarily associated with the timing of collections of accounts receivable and timing of payments of our accounts payable.

Days Sales Outstanding ("DSO")

DSO provides us with a gauge to measure the timing of cash collections against accounts receivable and related revenue. DSO is derived by dividing our average patient accounts receivable for the fiscal period by our average daily revenue for the fiscal period. The collection cycle for our HHH segment is generally longer than that of our PDS segment, primarily due to longer billing cycles for HHH, which is generally billed in thirty-day increments. The following table presents our trailing five quarter DSO for the respective periods:

	December 28, 2024	March 29, 2025	June 28, 2025	September 27, 2025	January 3, 2026
Days Sales Outstanding	46.4	45.6	47.2	46.0	46.3

Investing Activities

Net cash used in investing activities was $22.3 million for the fiscal year ended January 3, 2026, as compared to $6.3 million for the fiscal year ended December 28, 2024. The $16.0 million increase in cash used in the fiscal year ended January 3, 2026 was primarily related to the purchase of Thrive in fiscal year 2025.

Financing Activities

Net cash provided by financing activities decreased by $8.6 million, from $14.0 million for the fiscal year ended December 28, 2024 to $5.4 million for the fiscal year ended January 3, 2026. The $5.4 million net cash provided in fiscal year 2025 was primarily related to the following items:

- $12.6 million in net proceeds from settlements with interest rate swap counterparties;
- $8.9 million in net proceeds associated with our Amended Credit Agreement; net of
- $8.9 million of principal payments on notes payable;
- $6.3 million of payments for shares withheld to cover employee taxes related to share-based compensation; and,
- $3.6 million of debt issuance costs related to modifications to our Revolving Credit Facility and Securitization Facility.

The $14.0 million net cash provided in fiscal year 2024 was primarily related to the following items:

- $15.5 million in net proceeds from settlements with interest rate swap counterparties;
- $13.8 million in net proceeds drawn under our Securitization Facility; net of
- $15.8 million of principal payments on term loans and notes payable.

Indebtedness

We have historically incurred term loan indebtedness to finance our acquisitions, and we have borrowed under our Securitization Facility and Revolving Credit Facility from time to time for working capital purposes, as well as to finance acquisitions, as needed. The following table presents our current and long-term obligations under our credit facilities as of January 3, 2026 and December 28, 2024, as well as related interest expense for fiscal years 2025 and 2024, respectively:

(dollars in thousands)	Current and Long-term Obligations				Interest Expense For the fiscal years ended	
				Interest Rate as of		
Instrument	January 3, 2026		December 28, 2024	January 3, 2026	January 3, 2026	December 28, 2024
2025 Term Loans	$ 1,321,687 [(1)]	$	890,550 [(2)]	S + 3.75%	$ 84,189	$ 82,151
Second Lien Term Loan	-		415,000 [(2)]	N/A	34,893	51,881
2025 Refinancing Revolving Credit Facility.	- [(1)]		- [(2)]	S + 3.75%	809	820
Securitization Facility [(3)]	165,000		168,750	S + 2.50%	12,825	14,701
Amortization of debt issuance costs	-		-		5,852	5,460
Other	-		-		1,518	1,589
Total Indebtedness	$ 1,486,687		$ 1,474,300		$ 140,086	$ 156,602
Less: unamortized debt issuance costs	(21,785)		(24,694)			
Total current and long-term obligations, net of unamortized debt issuance costs	$ 1,464,902		$ 1,449,606			
Weighted Average Interest Rate [(4)]	7.3%		9.2%			

1. Variable rate debt instrument which accrues interest at a rate equal to SOFR, plus an applicable margin.
2. Variable rate debt instrument that accrues interest at a rate equal to SOFR, plus a credit spread adjustment ("CSA"), subject to a minimum of 0.50%, plus an applicable margin.
3. Variable rate debt instrument that accrues interest at a rate equal to SOFR, plus a credit spread adjustment ("CSA"), plus an applicable margin.
4. Represents the weighted average annualized interest rate based upon the outstanding balances at January 3, 2026 and December 28, 2024, respectively, and the applicable interest rates at that date.

We were in compliance with all financial covenants and restrictions related to existing credit facilities at January 3, 2026 and December 28, 2024.

On June 25, 2025, we amended the Securitization Facility (the "Seventh Amendment") to increase the maximum amount available thereunder from $225.0 million to $275.0 million, subject to certain borrowing base requirements. The amendment also, among other things, provided for an extension to the scheduled termination date of the Securitization Facility to three years from the effective date of the Seventh Amendment. As a result of the Seventh Amendment to the Securitization Facility, the Existing Revolving Credit Facility's maturity date was effectively extended to April 15, 2028.

On September 17, 2025, Aveanna Healthcare LLC (the "Borrower"), a wholly owned subsidiary of the Company, entered into the fourth joinder and twelfth amendment (the "Refinancing Amendment") to its First Lien Credit Agreement, dated as of March 16, 2017 (as further amended, supplemented, or otherwise modified from time to time, the "Existing Credit Agreement"), among the Company, the borrowing subsidiaries party thereto, the lenders party thereto, Barclays Bank PLC as administrative agent and collateral agent (in such capacities, the "Administrative Agent"), and other agents party thereto (the Existing Credit Agreement, as amended by the

Refinancing Amendment, the "Amended Credit Agreement"). The Existing Credit Agreement provided for among other things, a senior secured term loan facility (the "Existing Term Loan Facility") with an outstanding balance as of the Closing Date of $886.0 million (the "Existing Term Loans") and availability of $170.3 million via the Existing Revolving Credit Facility.

The Refinancing Amendment provides for, among other things, the refinancing of the Existing Revolving Credit Facility under the Existing Credit Agreement and incremental revolving loan commitments in an aggregate principal amount of $79.7 million, resulting in total aggregate revolving loan commitments of $250.0 million (the "2025 Refinancing Revolving Credit Facility"), a portion of which may be used for the issuance of letters of credit and swingline loans. The Refinancing Amendment additionally provides for the refinancing of the term loans previously outstanding ("2025 Refinancing Term Loans") under the Existing Term Loan Facility (the "2025 Refinancing Term Facility") and an incremental senior secured term loan facility, with aggregate commitments increased by $439.1 million (the "2025 Incremental Term Loans"). Combined, the 2025 Refinancing Term Loans and 2025 Incremental Term Loans aggregate to a total principal balance of $1,325.0 million (the "2025 Term Loans"). The 2025 Refinancing Revolving Credit Facility and the 2025 Refinancing Term Facility replace the Existing Revolving Facility and the Existing Term Loan Facility, respectively. The maturity date for loans and commitments under the 2025 Refinancing Revolving Credit Facility is September 17, 2030. The maturity date for loans and commitments under the 2025 Refinancing Term Facility is September 17, 2032. Loans under the 2025 Refinancing Term Facility amortize at a rate equal to 1.00% per annum, payable in equal quarterly installments, and were issued with original issue discount at 99.75% of par.

Proceeds from the 2025 Term Loans were used to immediately refinance in full the Existing Term Loans and the second lien term loan (the "Second Lien Term Loan") provided by the Second Lien Credit Agreement, dated as of December 10, 2021, by and among the Company, the Borrower, a syndicate of lending institutions, from time to time party thereto, and Barclays Bank PLC, as administrative agent and collateral agent, to pay accrued interest and to fund working capital and general corporate purposes.

The 2025 Term Loans under the Amended Credit Agreement bear interest at a rate equal to, at the election of the Borrower, Term SOFR (as defined in the Amended Credit Agreement) plus an applicable margin equal to 3.75% per annum or an alternative base rate ("ABR") plus an applicable margin equal to 2.75% per annum. Loans under the 2025 Refinancing Revolving Credit Facility bear interest at a rate equal to, at the election of the Borrower, Term SOFR, plus an applicable margin equal to 3.75% per annum or a base rate plus an applicable margin equal to 2.75% per annum, so long as the Consolidated First Lien Net Leverage Ratio (as defined in the Amended Credit Agreement) is greater than 3.90 to 1.00 as of the last day of the preceding fiscal quarter, subject to (a) a decrease of 0.25% in the event that, and for so long as, the Consolidated First Lien Net Leverage Ratio is less than or equal to 3.90 to 1.00 and greater than 3.40 to 1.00 as of the last day of the preceding fiscal quarter and (b) a decrease of 0.50% in the event that, and for so long as, the Consolidated First Lien Net Leverage Ratio is less than or equal to 3.40 to 1.00 as of the last day of the preceding fiscal quarter. As of January 3, 2026, the principal amount of the 2025 Term Loan and borrowings under the 2025 Refinancing Revolving Credit Facility each accrued interest at a rate of 7.47%.

On September 17, 2025, substantially concurrently with the Refinancing Amendment, the Company terminated its Second Lien Credit Agreement, dated as of December, 10, 2021, by and among the Company, a syndicate of lending institutions from time to time party thereto, and Barclays Bank PLC, as administrative agent and collateral agent (the "Second Lien Credit Agreement"). The Second Lien Credit Agreement provided for a second lien term loan in an aggregate principal amount of $415.0 million (the "Second Lien Term Loan"), which was secured by a second lien on certain collateral specified therein. The entirety of the Second Lien Term Loan was repaid with proceeds from the 2025 Incremental Term Loans.

Contractual Obligations

Our contractual obligations consist primarily of long-term debt obligations, interest payments, and operating leases. These contractual obligations impact our short-term and long-term liquidity and capital needs.

Critical Accounting Estimates

In preparing our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP", or "GAAP"), we must use estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures and the reported amounts of revenue and expenses. In general, our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Patient Services and Product Revenue

Because our services have no fixed duration and can be terminated by the patient or the facility at any time, we consider each treatment as a stand-alone contract for revenue recognition purposes. Additionally, as services ordered by a healthcare provider in an episode of care cannot be separately identified, we combine all services provided into a single performance obligation for each contract. We recognize patient revenue in the reporting period in which we perform the service, and we recognize product revenue on the date required shipping commitments have been completed. We have minimal unsatisfied performance obligations at the end of the reporting period as our patients typically are under no obligation to remain under our care.

All revenue is recognized based on established billing rates reduced by contractual adjustments provided to third-party payers and implicit price concessions which are estimated based on historical collection experience. Our revenue cycle management systems calculate contractual adjustments on a patient-by-patient or product-by-product basis based on the rates in effect for each primary third-party payer. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payers, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates. In addition, due to changes in general economic conditions, patient accounting service center operations, or payer mix, historical collection experience may not accurately reflect current period collections.

We continually review the contractual and implicit concession estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicaid, Medicaid MCO and Medicare programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Business Combinations

We account for acquisitions of entities that qualify as business combinations under the acquisition method of accounting in accordance with ASC 805, Business Combinations. In determining whether an acquisition should be accounted for as a business combination or asset acquisition, we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. Under the acquisition method of accounting, the total consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.

In determining the fair value of assets acquired and liabilities assumed in a business combination, we primarily use an income approach to estimate the value of tradenames acquired and a cost approach to estimate the value of licenses acquired. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as base revenue, revenue growth rate, projected EBITDA margin, discount rates, rates of increase in operating expenses, and the future effective income tax rates. The cost approach utilizes projected cash outflows and includes significant assumptions such as projected facility costs, projected administrative costs and estimates of the time and effort to acquire a license. The valuations of our significant acquired companies have been performed by a third-party valuation specialist under our management's supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed is based on reasonable assumptions and estimates that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. Future changes in our assumptions or the interrelationship of those assumptions may result in purchase price allocations that are different than those recorded in recent years.

Acquisitions related costs are not considered part of the consideration paid and are expensed as operating expenses as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the contingency is resolved and settlement occurs. Subsequent adjustments to contingent considerations are recorded in our consolidated statements of operations. We include the results of operations of the businesses acquired as of the beginning of the acquisition dates.

Goodwill

We perform an impairment test for goodwill at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We perform our annual goodwill impairment test on the first day of the fourth quarter of each

fiscal year for each of our reporting units. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The annual impairment test is either a qualitative test or a single-step quantitative test. We have the option to first qualitatively assess factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we elect not to use this option, or it is determined that qualitative factors alone are not sufficient to conclude whether it is more likely than not that the fair value of the reporting unit is less than its carrying value, or it is determined from the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform the quantitative goodwill impairment test. Our last quantitative assessment was as of September 29, 2024. The quantitative process requires us to estimate and compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, the goodwill is not considered impaired. To the extent a reporting unit's carrying amount exceeds its fair value, the reporting unit's goodwill is deemed impaired, and an impairment charge is recognized based on the excess of a reporting unit's carrying amount over its fair value up to the amount of goodwill in the reporting unit. The fair value of the reporting units is measured using Level 3 inputs such as operating cash flows and market data.

A reporting unit is either an operating segment or one level below the operating segment, referred to as a component. When the components within our operating segments have similar economic characteristics, we aggregate the components of our operating segments into one reporting unit. Since quoted market prices for our reporting units are not available, we apply judgment in determining the fair value of these reporting units for purposes of performing the goodwill impairment test. We engage a third-party valuation firm to assist management in assessing a reporting unit's fair value. The assessment includes an income approach and a market approach. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as revenue growth rates, projected EBITDA margins, and discount rates. The market approach compares its reporting units' earnings and revenue multiples to those of comparable companies.The income approach utilizes projected operating results and cash flows and includes significant assumptions such as revenue growth rates, projected EBITDA margins, and discount rates. The market approach compares reporting units' earnings and revenue multiples to those of comparable public companies. Estimates of fair value may differ from actual results due to, among other things, economic conditions, changes to business models or changes in operating performance. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. Significant differences between these estimates and actual future performance could result in impairment in future fiscal periods. During our annual goodwill impairment tests for both fiscal year 2024 and 2025, which occurred on the first day of the fourth quarter of each fiscal year, we did not identify any reporting units in which the related carrying value exceeded the estimated fair value.

We can provide no assurance that our goodwill will not become subject to impairment in any future period.

Insurance Reserves

As is typical in the healthcare industry, we are subject to claims that our services have resulted in patient injury or other adverse effects.

The Company maintains primary commercial insurance coverage on a claims made basis for professional malpractice claims with a $2.0 million per claim deductible, a $2.0 million aggregate buffer retention, and $5.0 million per claim and annual aggregate limits as of October 1, 2025. The Company maintains excess insurance coverage for professional malpractice claims. In addition, the Company maintains workers' compensation insurance with a $0.5 million per claim deductible and statutory limits. Our insurance reserves include estimates of the ultimate costs, including third-party legal defense costs for claims that have been reported but not paid and claims that have been incurred but not reported at the balance sheet dates. Although substantially all reported claims are paid directly by our commercial insurance carriers (less any applicable deductibles and/or self-insured retentions), we are ultimately responsible for payment of these claims in the event our insurance carriers become insolvent or otherwise do not honor the contractual obligations under the malpractice policies. We are required under U.S. GAAP to recognize these estimated liabilities in our consolidated financial statements on a gross basis, with a corresponding receivable from the insurance carriers reflecting the contractual indemnity provided by the carriers under the related malpractice policies.

Our insurance reserves require management to make assumptions and apply judgment to estimate the ultimate cost of reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers' compensation risks are based largely upon semi-annual actuarial calculations prepared by third-party actuaries. Periodically, we review our assumptions and the valuations provided by third-party actuaries to determine the adequacy of our insurance reserves.

The following are certain of the key assumptions and other factors that significantly influence our estimate of insurance reserves:

- historical claims experience;
- trending of loss development factors;
- trends in the frequency and severity of claims;
- coverage limits of third-party insurance;
- statistical confidence levels;
- medical cost inflation; and
- payroll dollars.

The time period to resolve claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. In addition, if current and future claims differ from historical trends, our estimated reserves for insured claims may be significantly affected. Our insurance reserves are not discounted.

We believe our insurance reserves are adequate to cover projected costs for claims that have been reported but not paid and for claims that have been incurred but not reported. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Under SEC rules and regulations, as a smaller reporting company we are not required to provide the information otherwise required by this Item.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Aveanna Healthcare Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aveanna Healthcare Holdings Inc.and subsidiaries (the Company) as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, stockholders' equity (deficit)and cash flows for each of the two years in the period ended January 3, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 2026 and December 28, 2024, and the results of its operations and its cash flows for each of the two years in the period ended January 3, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated Contractual Adjustments and Implicit Price Concessions

Description of the Matter

As of January 3, 2026, estimated contractual adjustments and implicit price concessions of $106.5 million was recorded as a reduction to patient accounts receivable balances to arrive at the estimated collectible revenue and patient accounts receivable. As discussed in Note 3 to the consolidated financial statements, the Company determines the transaction price based on established billing rates reduced by contractual adjustments provided to third-party payers and by implicit price concessions which are estimated based on historical collection experience.

Auditing management's estimates of estimated contractual adjustments and implicit price concessions was extensive due to the significant data inputs utilized in the analysis and the methodologies and assumptions used to estimate the related reserve amounts. The Company's methodology utilizes analyses of historical cash collection experience as well as an assessment of various factors, including updated regulations and contract negotiations with payors, as applicable.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's revenue recognition, including controls over key data inputs to the contractual adjustments and implicit price concession estimates and management's review and consideration of retrospective analyses of historical expected cash collections compared to subsequent actual collections.

To test the estimated contractual adjustments and implicit price concessions, we performed audit procedures that included, among others, performing data analytics to test the completeness and accuracy of the recorded revenue and to develop an independent range of patient accounts receivable, inclusive of contractual adjustments and implicit price concessions, for comparison to the Company's recorded amounts, and tracing a sample of cash receipts to third-party evidence. Our testing also included assessing methodologies, evaluating the assumptions, and testing the completeness and accuracy of the underlying data used by the Company in its estimates. We also assessed the historical accuracy of management's estimates as a source of potential corroborative or contrary evidence.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.
Atlanta, GA
March 19, 2026

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of	
	January 3, 2026	**December 28, 2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 193,260	$ 84,288
Patient accounts receivable	313,358	265,193
Receivables under insured programs	2,758	12,465
Prepaid expenses	20,940	17,477
Other current assets	29,916	13,247
Total current assets	560,232	392,670
Property and equipment, net	16,653	17,373
Operating lease right of use assets	39,034	41,278
Goodwill	1,121,042	1,054,552
Intangible assets, net	92,559	89,566
Receivables under insured programs	28,806	22,425
Deferred income taxes	137,140	-
Other long-term assets	16,913	45,530
Total assets	$ 2,012,379	$ 1,663,394
LIABILITIES, DEFERRED RESTRICTED STOCK UNITS, AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 31,967	$ 36,435
Accrued payroll and employee benefits	108,085	87,672
Current portion of insurance reserves - insured programs	2,758	12,465
Current portion of insurance reserves	17,154	18,444
Securitization obligations	165,000	168,750
Current portion of long-term obligations	13,250	9,200
Current portion of operating lease liabilities	16,012	15,498
Other current liabilities	70,230	53,703
Total current liabilities	424,456	402,167
Revolving credit facility	-	-
Long-term obligations, less current portion	1,286,652	1,271,656
Long-term insurance reserves - insured programs	28,806	22,425
Long-term insurance reserves	49,061	44,506
Operating lease liabilities, less current portion	27,413	31,718
Deferred income taxes	-	5,894
Other long-term liabilities	800	7,118
Total liabilities	1,817,188	1,785,484
Commitments and contingencies (Note 14)		
Deferred restricted stock units	730	1,461
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value as of January 3, 2026 and December 28, 2024 5,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 210,996,359 and 193,225,177 issued and outstanding, respectively	2,110	1,932
Additional paid-in capital	1,349,480	1,256,680
Accumulated deficit	(1,157,129)	(1,382,163)
Total stockholders' equity (deficit)	194,461	(123,551)
Total liabilities, deferred restricted stock units, and stockholders' equity (deficit)	$ 2,012,379	$ 1,663,394

The accompanying notes are an integral part of these consolidated financial statements.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Revenue	$ 2,433,199	$ 2,024,506
Cost of revenue, excluding depreciation and amortization	1,622,718	1,388,964
Branch and regional administrative expenses	374,496	352,814
Corporate expenses	163,310	125,402
Depreciation and amortization	10,538	10,778
Acquisition-related costs	3,813	1,490
Other operating expense	1,861	5,271
Operating income	256,463	139,787
Interest income	2,831	498
Interest expense	(140,086)	(156,602)
Loss on debt extinguishment	(5,862)	-
Other (expense) income	(6,398)	21,389
Income before income taxes	106,948	5,072
Income tax benefit (expense)	118,086	(16,001)
Net income (loss)	$ 225,034	$ (10,929)
Net income (loss) per share:		
Net income (loss) per share, basic	$ 1.11	$ (0.06)
Weighted average shares of common stock outstanding, basic	203,526	192,893
Net income (loss) per share, diluted	$ 1.05	$ (0.06)
Weighted average shares of common stock outstanding, diluted	214,979	192,893

The accompanying notes are an integral part of these consolidated financial statements.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Amounts in thousands, except share data)

	For the fiscal year ended January 3, 2026				
	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance, December 30, 2023	190,733,153 $	1,907 $	1,239,757 $	(1,371,234) $	(129,570)
Issuance of vested restricted shares.....	740,115	7	668	-	675
Employee stock purchase plan	1,751,909	18	3,071	-	3,089
Non-cash share-based compensation...	-	-	13,184	-	13,184
Net loss	-	-	-	(10,929)	(10,929)
Balance, December 28, 2024	193,225,177 $	1,932 $	1,256,680 $	(1,382,163) $	(123,551)
Issuance of shares in connection with acquisition (Note 4)	11,184,588	112	59,726	-	59,838
Issuance of vested restricted shares.....	4,576,898	46	(5,607)	-	(5,561)
Employee stock purchase plan	1,966,186	20	6,290	-	6,310
Stock option exercise	43,510	-	212		212
Non-cash share-based compensation...	-	-	32,179	-	32,179
Net income	-	-	-	225,034	225,034
Balance, January 3, 2026...................	210,996,359 $	2,110 $	1,349,480 $	(1,157,129) $	194,461

The accompanying notes are an integral part of these consolidated financial statements.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Cash Flows From Operating Activities:		
Net income (loss)	$ 225,034	$ (10,929)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization	10,538	10,778
Amortization of deferred debt issuance costs	5,852	5,460
Reduction in carrying amount of operating lease right of use assets	17,685	20,385
Non-cash share-based compensation	25,061	17,465
Loss on disposal or impairment of licenses, property and equipment, and software	1,865	3,212
Fair value adjustments on interest rate derivatives	29,651	15,197
Loss on debt extinguishment	5,862	-
Deferred income taxes	(143,034)	1,035
Changes in operating assets and liabilities, net of impact of acquisitions:		
Patient accounts receivable	(30,217)	(28,635)
Prepaid expenses	6,478	6,030
Other current and long-term assets	(26,792)	(20,589)
Accounts payable and other accrued liabilities	(6,230)	6,448
Accrued payroll and employee benefits	15,654	20,512
Insurance reserves	2,171	1,742
Operating lease liabilities	(19,251)	(19,647)
Other current and long-term liabilities	5,530	4,173
Net cash provided by operating activities	125,857	32,637
Cash Flows From Investing Activities:		
Acquisitions of businesses, net of cash acquired	(14,853)	-
Purchases of property and equipment, and software	(7,445)	(6,319)
Net cash used in investing activities	(22,298)	(6,319)
Cash Flows From Financing Activities:		
Payments for shares withheld to cover employee taxes on vesting of restricted stock	(6,292)	-
Proceeds from exercise of options	212	-
Proceeds from employee stock purchase plan	6,310	3,089
Proceeds from securitization obligation	-	25,000
Repayment of securitization obligation	(3,750)	(11,250)
Proceeds from issuance of term loans, net of debt issuance costs	1,317,743	-
Principal payments on term loans	(1,308,862)	(9,200)
Principal payments on notes payable	(8,891)	(6,641)
Principal payments on financing lease obligations	-	(267)
Payment of debt issuance costs	(3,620)	(2,192)
Settlements with interest rate swap counterparties	12,563	15,489
Net cash provided by financing activities	5,413	14,028
Net change in cash and cash equivalents	108,972	40,346
Cash and cash equivalents at beginning of period	84,288	43,942
Cash and cash equivalents at end of period	$ 193,260	$ 84,288
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 143,097	$ 152,511
Cash paid for income taxes, net of refunds received		
U.S. Federal	$ 24,453	
California	2,870	
Other State and Local	3,444	
Foreign	-	
Total Cash paid for income taxes, net of refunds received	$ 30,767	$ 5,713
Financed insurance premiums	$ 9,220	$ 7,823

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Aveanna Healthcare Holdings Inc. (together with its consolidated subsidiaries, the "Company") is headquartered in Atlanta, Georgia and has locations in 38 states with concentrations in Texas, Pennsylvania, and California. The Company provides a broad range of pediatric and adult healthcare services, primarily focused on care in the home, including nursing, hospice, rehabilitation, occupational nursing in schools, therapy, and day treatment center services for medically complex and chronically ill children and adults, as well as delivery of enteral nutrition and other products to patients. In addition, the Company provides respite healthcare services, which are temporary care provider services provided in relief of the patient's normal caregiver. The Company's services are designed to provide a high quality, lower cost alternative to prolonged hospitalization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Aveanna Healthcare Holdings Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements, and business combinations accounted for as purchases have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

Basis of Presentation

The Company's fiscal year ends on the Saturday that is closest to December 31 of a given year, resulting in either a 52 or 53-week fiscal year. The accompanying consolidated balance sheets reflect the accounts of the Company as of January 3, 2026 and December 28, 2024. For the fiscal years ended January 3, 2026 and December 28, 2024, the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows reflect the accounts of the Company from December 29, 2024 through January 3, 2026, and December 31, 2023 through December 28, 2024, respectively. The fiscal year ended January 3, 2026 included 53 weeks and the fiscal year ended December 28, 2024 included 52 weeks.

Use of Estimates

The Company's accounting and reporting policies conform with U.S. GAAP. In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that impact the amounts reported in these consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Patient Accounts Receivable

The Company receives payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and patients. Revenue and receivables from government agencies are significant to the Company's operations, but management does not believe there are significant credit risks associated with these government agencies. The Company writes off patient accounts receivables on a periodic basis once we have exhausted our collection efforts and deem an account to be uncollectible. Management does not believe there are any other significant concentrations of revenue from any particular payer that would subject the Company to any significant credit risks in the collection of accounts receivable. Changes in general economic conditions, patient accounting service center operations, payer mix, or federal or state governmental health care coverage could affect collection of patient accounts receivable, cash flows and results of operations.

Long-Lived Assets

The carrying value of long-lived assets, including amortizable, identifiable intangible assets, and asset groups are evaluated whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant decrease in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or a significant deterioration in its physical condition, and operating or cash flow performance that demonstrates continuing losses

associated with an asset or asset group. A potential impairment has occurred if the projected future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group are less than the carrying value of the asset or asset group. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of the asset in operation. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded equal to the excess of the asset or asset group's carrying value over its fair value.

Fair value is measured based on a projected discounted cash flow model using a discount rate that the Company believes is commensurate with the risk inherent in its business. Impairment charges are recognized within operating expenses as other operating expense in the fiscal year incurred. There was no impairment of depreciable or amortizable long-lived assets recorded in the fiscal years ended January 3, 2026 and December 28, 2024.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful lives of the assets. Additions and improvements are capitalized. Maintenance and repair expenses are charged to expense as incurred. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recognized in other (expense) income on the consolidated statements of operations.

The Company generally provides for depreciation over the following estimated useful lives:

	Years
Furniture and fixtures	3 - 10
Computer hardware and software	3 - 5
Home care equipment	1 - 5
Leasehold improvements	Lesser of lease life or expected useful life

The following table summarizes the balances related to property and equipment, net as of January 3, 2026 and December 28, 2024 (amounts in thousands):

	As of	
	January 3, 2026	**December 28, 2024**
Furniture and fixtures	$ 15,766	$ 15,307
Computer hardware and software	36,889	32,788
Home care equipment	32,173	27,867
Leasehold improvements	21,981	21,810
Construction in progress	126	231
	106,935	98,003
Less accumulated depreciation	(90,282)	(80,630)
Total	$ 16,653	$ 17,373

Depreciation expense for the fiscal years ended January 3, 2026 and December 28, 2024, was $9.8 million and $9.6 million, respectively.

Leases

The Company leases office space and certain equipment, which are accounted for as operating leases. The Company's current leases have expiration dates through 2031. Certain of the Company's leases include termination options and renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise termination options, the options are not considered in determining the lease term, and payments for the full lease term are included in lease payments. Because the Company is not reasonably certain to exercise renewal options, the options are not considered in determining the lease term, and payments associated with the option years are excluded from lease payments. The Company's leases do not contain material residual value guarantees. The Company determines if an arrangement is a lease at inception and evaluates the lease classification at that time. Lease arrangements with an initial term of 12 months or less are considered short-term leases and are not recorded on the accompanying consolidated balance sheets. Rent is recognized on a straight-line basis over the lease term.

Operating leases are included in operating lease right of use assets, current portion of operating lease liabilities, and operating lease liabilities, less current portion on the accompanying consolidated balance sheets. Operating lease

right of use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right of use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, including considerations of any prepayments or incentives.

The Company uses the implicit discount rate in the lease contract to discount lease payments to present value. If an implicit discount rate is not available in the lease contract, the Company uses its incremental borrowing rate.

The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for the lease and non-lease components as a single lease component for all leases.

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of an acquired business. Goodwill is not amortized but is subject to an annual impairment test at the reporting unit level. The Company performs its annual goodwill impairment test on the first day of the fourth quarter of each fiscal year. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. These events or circumstances include but are not limited to, a significant adverse change in the business or regulatory environment or legal factors.

The annual goodwill impairment test is either a qualitative test or a single-step quantitative test. For its annual goodwill impairment test, regardless of using the quantitative or qualitative testing method, the Company engages a third-party valuation firm to assist in assessing each reporting unit's fair value. The assessment includes an income approach and a market approach. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as revenue growth rates, projected EBITDA margins, and discount rates. The market approach compares its reporting units' earnings and revenue multiples to those of comparable companies.

The Company has the option to first qualitatively assess factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects not to use this option, or it is determined that qualitative factors alone are not sufficient to conclude whether it is more likely than not that the fair value of the reporting unit is less than its carrying value, or it is determined from the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test.

The quantitative test requires the Company to estimate and compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, the goodwill is not considered impaired. To the extent a reporting unit's carrying amount exceeds its fair value, the reporting unit's goodwill is deemed impaired, and an impairment charge is recognized based on the excess of a reporting unit's carrying amount over its fair value up to the amount of goodwill in the reporting unit. The fair value of the reporting units is measured using Level 3 inputs such as operating cash flows and market data.

The quantitative test occurs at interim periods when its more likely than not the fair value of the reporting unit has fallen below its carrying amount. Estimates of fair value may differ from actual results due to, among other things, economic conditions, changes to business models or changes in operating performance. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. Significant differences between these estimates and actual future performance could result in additional impairment in future fiscal years.

During the annual goodwill impairment tests for both fiscal years 2025 and 2024, the Company did not identify any reporting units in which it was more likely than not that the related carrying value exceeded the estimated fair value. The Company's last quantitative assessment was as of September 29, 2024. The Company determined that it had six reporting units for the fiscal years ended January 3, 2026 and December 28, 2024.

Intangible Assets, Net

Intangible assets consist of licenses (including certificates of need), acquired trade names, non-compete agreements, and internal-use software. The Company amortizes non-compete agreements and acquired trade names that it does not intend to use indefinitely on a straight-line basis over its estimated useful lives, which is one to four years for non-compete agreements and one to two years for acquired trade names. In addition, the Company amortizes internal-use software over the lesser of the remaining license term or useful life of the software, which is three to ten

years. Impairment tests are performed annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the intangible below its carrying amount. These events or circumstances include but are not limited to, a significant adverse change in the business or exiting an overlapping market.

During the fiscal years ended January 3, 2026 and December 28, 2024, the Company recorded asset impairment charges related to previously acquired licenses due to their surrender and the closure of related branches of $1.9 million and $3.2 million, respectively.

These losses are included in other operating expense in the accompanying consolidated statements of operation. The Company utilizes the cost approach to determine the estimated fair value of acquired licenses. The cost approach calculates fair value by calculating the cost to acquire a license in each state the Company operates. The Company calculates the replacement cost based on average incurred costs to acquire a license in each location.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or an asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The assets acquired and liabilities assumed are measured at fair value on the acquisition date using the appropriate valuation method. Goodwill represents the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed. The operations of an acquisition are included in the consolidated financial statements from the respective date of the acquisition.

Debt Issuance Costs

The Company defers costs directly associated with acquiring third-party financing. Debt issuance costs related to the term loans are recorded as a direct deduction from the carrying amount of the debt. Debt issuance costs related to the revolving credit facility (the "Revolving Credit Facility") under the First Lien Credit Agreement (as defined in Note 7 - *Long-Term Obligations*) and securitization obligations are recorded within other long-term assets. Debt issuance costs are amortized using the effective interest rate method over the terms of the related long-term obligation and securitization obligation. The Company recognized approximately $5.9 million and $5.5 million of interest expense related to the amortization of these costs for the fiscal years ended January 3, 2026 and December 28, 2024, respectively.

Insurance Programs

The Company self-insures its exposure to professional malpractice and workers' compensation risk up to selected retention levels. Reserves are established for estimates of the loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. We engage a third-party actuarial valuation firm to assist management in calculating these reserves. The actuarial valuations consider a number of factors, including historical claim payment patterns, changes in case reserves and the assumed rate of increase in healthcare costs. The Company's historical experience and recent trends in industry experience are the most significant factors in the determination of these reserves. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, actual claims incurred may differ from estimates due to changes in the timing of claims reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and actual future cost increases. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities. All other accrued unpaid claims and expenses are classified as long-term liabilities.

Receivables under insured programs represent the portion of the Company's reserves for professional liability and workers' compensation losses estimated to be reimbursable under commercial insurance policies. The entities providing loss coverage to the Company are creditworthy commercial insurance companies and the Company believes that such receivables are probable of being collected and that these companies will be able to fully satisfy their obligations under the insurance contracts. Receivables under insured programs that are expected to be paid

within the next twelve months are classified as current assets. All other receivables under insured programs are classified as long-term assets.

Income Taxes

The Company uses the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires the Company to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

Management regularly assesses the ability to realize deferred tax assets recorded in the Company's entities based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. In the event future taxable income is below management's estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in its effective tax rate.

The Company records liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future fiscal years, changes in facts, circumstances, and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the fiscal year in which such changes occur. Any interest or penalties incurred related to unrecognized tax benefits are recorded as a component of the provision for income tax expense.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted average number of common shares outstanding for the period. For purpose of this calculation, outstanding stock options and unvested restricted stock units are considered potentially dilutive common shares.

Share-Based Compensation

The fair value of restricted stock units is recognized as compensation expense on a straight-line basis over the requisite service period of the award. The fair value of restricted stock units is based on the value of the underlying shares of common stock at the grant date. See Note 12 - *Share-Based Compensation* for additional discussion of share based compensation awards. The Company has elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense.

Fair Values of Financial Instruments

Certain assets and liabilities are recorded at fair value in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company uses a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 – Quoted market prices in active markets for identical assets and liabilities.
- Level 2 – Observable inputs other than quoted market prices in Level 1, such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

See Note 9 – *Fair Value Measurements* for additional details of the Company's fair value measurements.

Derivative Financial Instruments

The Company may from time to time utilize derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. The Company recognizes derivatives as either assets or liabilities at fair value in the accompanying consolidated balance sheets and does not designate the derivatives as hedging instruments. Changes in the fair value of derivatives are recognized in the Company's consolidated statements of operations in other (expense) income.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses are administrative costs incurred in the branches and regional offices to administratively support the provision of clinical care to patients. These costs include the compensation of branch and regional leaders, recruiting, scheduling, and rent, among other costs.

Corporate Expenses

Corporate expenses include costs to support the branches and regions including corporate headquarters, corporate payroll, billing and collections, corporate facilities, corporate people services, corporate information technology, and corporate related professional services necessary to support field operations.

Marketing Costs

The Company expenses marketing costs as incurred. Marketing expense for the fiscal years ended January 3, 2026 and December 28, 2024 was $6.9 million and $7.3 million, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net income (loss) and comprehensive income (loss) presented in the accompanying consolidated financial statements for the fiscal years ended January 3, 2026 and December 28, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of patient accounts receivable. Should government agencies suspend or significantly reduce contributions to government insurance programs, the Company's ability to collect its receivables would be adversely affected. The Company's exposure to credit risk with respect to its remaining receivables is limited due to the large number of state Medicaid, Medicaid Managed Care Organization payers, and Medicare Advantage payers.

The Company is also subject to interest rate risk due to the variable interest rates on its term loan debt obligations. As a result, the Company has entered into interest rate caps and interest rate swap agreements to limit its exposure to risk on its variable rate debt. Should the major financial institutions that the Company has entered into these agreements cease operations or face bankruptcy, the Company's ability to collect its settlements related to the interest rate cap and swap agreements would be adversely affected. The Company has not experienced any credit losses associated with the interest rate cap and swap agreements. See Note 10 – *Derivative Financial Instruments* for further details on the interest rate derivative instruments.

The Company maintains its cash in bank deposit accounts with major financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Segments

The Company's operating segments have been identified based upon how management has organized the business by services provided to customers and how the chief operating decision maker ("CODM") manages the business and allocates resources. The Company has three operating segments and three reportable segments, Private Duty Services ("PDS"), Medical Solutions ("MS") and Home Health & Hospice ("HHH").

All of the Company's identifiable assets are located in the United States, which is where the Company is domiciled. The Company does not generate revenue outside the United States. See Note 17 – *Segment Information* for additional information on the Company's segments.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard requires entities to enhance consistency in income tax disclosures by improving transparency and comparability for stakeholders. Among other changes, ASU 2023-09 requires additional information in the effective tax rate reconciliation, including disaggregation of certain categories, and greater detail about income taxes paid, including disaggregation by jurisdiction. The Company adopted ASU 2023-09 and applied the guidance prospectively effective for the fiscal year ending January 3, 2026.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires public entities to disclose additional information that disaggregates certain expense captions into specified categories in the Notes to the consolidated financial statements. In January 2025, the FASB issued ASU 2025-01, *Expense Disaggregation Disclosures (Topic 220): Clarifying the Effective Date*. The new standard clarifies that ASU 2024-03 is required to be adopted in the annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact the amended guidance will have on its disclosures.

3. REVENUE

The Company evaluates the nature, amount, timing and uncertainty of revenue and cash flows using the five-step process. The Company uses a portfolio approach to group contracts with similar characteristics and analyze historical cash collection trends.

Revenue is primarily derived from (i) pediatric healthcare services provided to patients including private duty nursing and therapy services, (ii) adult home health and hospice services (collectively "patient revenue"); and (iii) from the delivery of enteral nutrition and other products to patients ("product revenue"). The services provided by the Company have no fixed duration and can be terminated by the patient or the facility at any time, and therefore, each service provided is its own stand-alone contract. Incremental costs of obtaining a contract are expensed as incurred due to the short-term nature of the contracts.

Services ordered by a healthcare provider in an episode of care are not separately identifiable and therefore have been combined into a single performance obligation for each contract. The Company recognizes revenue as its performance obligations are completed. For patient revenue, the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits of the healthcare services provided. For product revenue, the performance obligation is satisfied at the point in time of delivery of the product to the patient. The Company recognizes patient revenue equally over the number of treatments provided in a single episode of care. Typically, patients and third-party payers are billed within several days of the service being performed, and payments are due based on contract terms.

The Company's lines of business are generally classified into the following categories: private duty services; home health and hospice; and medical solutions.

Private Duty Services ("PDS"). The PDS business includes a broad range of pediatric and adult healthcare services including private duty skilled nursing, non-clinical services, which include support and personal care services, pediatric therapy services, rehabilitation services, and nursing services in schools and pediatric day healthcare centers.

Home Health & Hospice ("HHH"). The HHH business provides home health, hospice, and personal care services to predominately elderly patients.

Medical Solutions ("MS"). The MS business includes the delivery of enteral nutrition and other products to patients.

For the PDS, HHH, and MS businesses, the Company receives payments from the following sources for services rendered: (i) state governments under their respective Medicaid programs ("Medicaid"); (ii) Managed Care

providers of state government Medicaid programs ("Medicaid MCO"); (iii) commercial insurers; (iv) other government programs including Medicare, Tricare and ChampVA (collectively, "Medicare"); and (v) individual patients. As the period between the time of service and time of payment is one year or less, the Company does not adjust for the effects of a significant financing component.

Most contracts contain variable consideration, however, it is unlikely that a significant reversal of revenue will occur when the uncertainty is resolved, and therefore, the Company has included the variable consideration in the estimated transaction price. The Company determines the transaction price based on established billing rates reduced by contractual adjustments provided to third-party payers and by implicit price concessions which the Company estimates based on its historical collection experience. Management estimates the transaction price on a payer-specific basis given its interpretation of the applicable regulations or contract terms. Updated regulations and contract negotiations occur frequently, necessitating regular review and assessment by management. There were no material revenue adjustments recognized from performance obligations satisfied or partially satisfied in previous periods for the fiscal years ended January 3, 2026 or December 28, 2024.

As of January 3, 2026 and December 28, 2024, estimated contractual adjustments and implicit price concessions of $106.5 million and $90.6 million, respectively, were recorded as reductions to patient accounts receivable balances to arrive at the estimated collectible revenue and patient accounts receivable. Subsequent changes resulting from a patient's ability to pay are recorded as bad debt expense which is included as a component of operating expenses in the consolidated statements of operations. The Company did not record any bad debt expense for the fiscal years ended January 3, 2026 or December 28, 2024.

The following table presents revenue by payer type as a percentage of total revenue for the fiscal years ended January 3, 2026 and December 28, 2024:

	For the fiscal years ended	
	January 3, 2026	**December 28, 2024**
Medicaid MCO	58.7%	56.4%
Medicaid	22.8%	23.5%
Commercial	8.5%	9.6%
Medicare	9.9%	10.4%
Self-pay	0.1%	0.1%
Total revenue	100.0%	100.0%

4. ACQUISITION

On April 1, 2025, the Company, Thrive Skilled Pediatric Care, LLC, a Delaware limited liability company ("Thrive"), and other parties thereto entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, following a series of mergers, Thrive would become a wholly-owned subsidiary of the Company (collectively, the "Merger"). Thrive was an independent provider of pediatric home care with 23 locations in seven states including Arizona, Georgia, Kansas, New Mexico, North Carolina, Virginia, and Texas. Thrive primarily provides skilled Private Duty Nursing services, but also provides Pediatric Therapy, Licensed Health Aide Services, and Certified Nurse Assistant Services.

On June 2, 2025, the Company paid approximately $75.7 million as consideration upon consummation of the Merger, including the issuance of 11.2 million shares of common stock, equating to $59.8 million based on the opening market price of the Company's common stock on the closing date. This issuance of the shares of common stock did not involve a public offering and was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering.

The Merger Agreement provides for customary purchase price adjustments, and approximately 1.3 million shares of the Company's common stock are being held in escrow for a period of up to 12 months following the closing to support obligations under the Merger Agreement.

The preliminary purchase price allocation as of the acquisition date, reflecting measurement period adjustments made during the respective period, is as follows (amounts in thousands):

Entity Acquisition Date	Thrive June 2, 2025
Cash consideration	$ 15,855
Share-based consideration	59,838
Total	$ 75,693
Cash and cash equivalents	$ 1,002
Patient accounts receivable	17,948
Receivables under insured programs	306
Prepaid expenses	721
Other current assets	308
Property and equipment	131
Operating lease right of use assets	1,835
Intangible assets - licenses	5,000
Intangible assets - trade names	540
Receivables under insured programs - long term	1,439
Other long-term assets	1,095
Accounts payable and other accrued liabilities	1,754
Accrued payroll and employee benefits	4,759
Current portion of insurance reserves	679
Current portion of operating lease liabilities	741
Other current liabilities	9,935
Long-term insurance reserves	2,160
Operating lease liabilities, less current portion	1,094
Total identifiable net assets	9,203
Goodwill	66,490
Total	$ 75,693

The purchase price allocation is preliminary pending the finalization of the net working capital settlement. The preliminary goodwill recognized is attributable to the excess of the particular purchase price of the acquisition over the fair value of identifiable net assets acquired, including other identified intangible assets. Goodwill is primarily attributable to expected synergies resulting from the acquisition. $58.7 million of the goodwill related to the Thrive acquisition is deductible for tax purposes. See Note 5 - Goodwill and Intangible Assets, Net for allocation of goodwill and measurement period adjustments to reportable segments. Acquired trade names are amortizing over a 1 year useful life and licenses are classified as indefinite-lived intangible assets.

Pro forma financial information related to the above acquisition has not been provided as the transaction was determined to not be significant to the Company in accordance with Regulation S-X. The results of operations following the acquisition date of June 2, 2025 are included in the Company's consolidated results of operations for the year ended January 3, 2026.

The Company incurred transaction costs of $3.8 million during the year ended January 3, 2026 and $1.5 million during the year ended December 28, 2024. These costs are included in acquisition-related costs in the accompanying consolidated statement of operations.

5. GOODWILL AND INTANGIBLE ASSETS, NET

The following table summarizes changes in goodwill by segment during the fiscal years ended January 3, 2026 and December 28, 2024 (amounts in thousands):

	PDS	HHH	MS	Total
Balance at December 30, 2023 and December 28, 2024, net [1]	$ 897,728	$ 46,188	$ 110,636	$ 1,054,552
Addition - Note 4	64,178	-	-	64,178
Measurement period adjustments	2,312	-	-	2,312
Balance at January 3, 2026, net [1]	$ 964,218	$ 46,188	$ 110,636	$ 1,121,042

(1) Goodwill balance is net of accumulated impairment losses of $608.0 million for PDS, $119.8 million for MS, and $487.4 million for HHH.

See Note 2 – *Summary of Significant Accounting Policies, Goodwill* for details on goodwill impairment.

The following tables summarize the changes in intangible assets for the fiscal years ended January 3, 2026 and December 28, 2024 (amounts in thousands):

	January 3, 2026			
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Total
Definitive-lived intangible assets:				
Trade names	$ 20,701	$ (20,478)	$ -	$ 223
Non-compete agreements	7,265	(7,265)	-	-
Internal-use software	11,653	(7,716)	-	3,937
Total definitive-lived intangible assets	39,619	(35,459)	-	4,160
Indefinite-lived intangible assets:				
Licenses	102,123	-	(13,724)	88,399
Total indefinite-lived intangible assets	102,123	-	(13,724)	88,399
Total intangible assets	$ 141,742	$ (35,459)	$ (13,724)	$ 92,559

	December 28, 2024			
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Total
Definitive-lived intangible assets:				
Trade names	$ 20,161	$ (20,161)	$ -	$ -
Non-compete agreements	7,265	(7,265)	-	-
Internal-use software	11,653	(7,332)	-	4,321
Total definitive-lived intangible assets	39,079	(34,758)	-	4,321
Indefinite-lived intangible assets:				
Licenses	97,123	-	(11,878)	85,245
Total indefinite-lived intangible assets	97,123	-	(11,878)	85,245
Total intangible assets	$ 136,202	$ (34,758)	$ (11,878)	$ 89,566

Amortization expense related to the Company's intangible assets was $0.7 million and $1.2 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively. Included in the amounts above was amortization expense of internal-use software of $0.4 million for the fiscal year ended January 3, 2026 and $1.2 million for the fiscal year ended December 28, 2024. License impairment recorded in the fiscal year ended January 3, 2026 was related to PDS.

The estimated aggregate amortization expense related to intangible assets for each of the next five years subsequent to January 3, 2026 and thereafter is as follows (amounts in thousands):

Year Ending	Definitive-lived
January 2, 2027.....................	$ 1,257
January 1, 2028.....................	719
December 30, 2028.................	719
December 29, 2029.................	621
December 28, 2030.................	482
Thereafter.............................	362
Total.....................................	$ 4,160

6. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Additional information regarding certain balance sheet accounts is presented below as of January 3, 2026 and December 28, 2024 (amounts in thousands):

	As of	
	January 3, 2026	**December 28, 2024**
Other current liabilities:		
Refunds payable..........................	$ 53,196	$ 28,102
Accrued interest	1,037	9,900
Notes payable.............................	6,182	5,152
Other...	9,815	10,549
	$ 70,230	$ 53,703

7. LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following as of January 3, 2026 and December 28, 2024 (dollar amounts in thousands):

Instrument	Stated Maturity Date	Contractual Interest Rate as of January 3, 2026	Interest Rate as of January 3, 2026	January 3, 2026	December 28, 2024
2025 Term Loans [1]..	09/2032	S + 3.75%	7.47%	$1,321,687	$ 890,550
Second Lien Term Loan.................................	N/A [2]	N/A [2]	N/A [2]	-	415,000
2025 Refinancing Revolving Credit Facility [1]	09/2030	S + 3.75%	7.47%	-	-
Total principal amount of long-term obligations..				1,321,687	1,305,550
Less: unamortized debt issuance costs.............				(21,785)	(24,694)
Total amount of long-term obligations, net of unamortized debt issuance costs......................				1,299,902	1,280,856
Less: current portion of long-term obligations.				(13,250)	(9,200)
Total amount of long-term obligations, net of unamortized debt issuance costs, less current portion				$1,286,652	$1,271,656

[1] S = One-month SOFR
[2] Second Lien Term Loan was paid in full as part of the Refinancing Amendment

Scheduled future maturities of term loans for each of the next five years subsequent to January 3, 2026 are as follows (amounts in thousands):

Year Ending:

January 2, 2027 ....$	13,250
January 1, 2028	13,250
December 30, 2028	13,250
December 29, 2029	13,250
December 28, 2030	13,250
Thereafter..........................	1,255,437
Total .... $	1,321,687

On September 17, 2025, Aveanna Healthcare LLC (the "Borrower"), a wholly owned subsidiary of the Company, entered into the fourth joinder and twelfth amendment (the "Refinancing Amendment") to its First Lien Credit Agreement, dated as of March 16, 2017 (as further amended, supplemented, or otherwise modified from time to time, the "Existing Credit Agreement"), among the Company, the borrowing subsidiaries party thereto, the lenders party thereto, Barclays Bank PLC as administrative agent and collateral agent (in such capacities, the "Administrative Agent"), and other agents party thereto (the Existing Credit Agreement, as amended by the Refinancing Amendment, the "Amended Credit Agreement"). The Existing Credit Agreement provided for among other things, a senior secured term loan facility (the "Existing Term Loan Facility") and a $170.3 million senior secured revolving credit facility (the "Existing Revolving Credit Facility").

The Refinancing Amendment provides for, among other things, the refinancing of the Existing Revolving Credit Facility under the Existing Credit Agreement and incremental revolving loan commitments in an aggregate principal amount of $79.7 million, resulting in total aggregate revolving loan commitments of $250.0 million (the "2025 Refinancing Revolving Credit Facility"), a portion of which may be used for the issuance of letters of credit and swingline loans. The Refinancing Amendment additionally provides for the refinancing of the term loans previously outstanding ("2025 Refinancing Term Loans") under the Existing Term Loan Facility (the "2025 Refinancing Term Facility") and an incremental senior secured term loan facility, with aggregate commitments increased by $439.0 million (the "2025 Incremental Term Loans"). Combined, the 2025 Refinancing Term Loans and 2025 Incremental Term Loans aggregate to a total principal balance of $1,325.0 million (the "2025 Term Loans"). The 2025 Refinancing Revolving Credit Facility and the 2025 Refinancing Term Facility replace the Existing Revolving Facility and the Existing Term Loan Facility, respectively. The maturity date for loans and commitments under the 2025 Refinancing Revolving Credit Facility is September 17, 2030. The maturity date for loans and commitments under the 2025 Refinancing Term Facility is September 17, 2032. Loans under the 2025 Refinancing Term Facility amortize at a rate equal to 1.00% per annum, payable in equal quarterly installments, and were issued with original issue discount at 99.75% of par.

Proceeds from the 2025 Term Loans were used to immediately refinance in full the Existing Term Loans and the second lien term loan (the "Second Lien Term Loan") provided by the Second Lien Credit Agreement, dated as of December 10, 2021, by and among the Company, the Borrower, a syndicate of lending institutions from time to time party thereto, and Barclays Bank PLC, as administrative agent and collateral agent, to pay accrued interest through the Closing Date, and to fund working capital and general corporate purposes.

In connection with refinancing the incremental revolving loan commitments for the 2025 Refinancing Revolving Credit Facility, the Company incurred debt issuance costs of $2.5 million and will be amortized straight-line through the maturity date of the September 17, 2030.

In accordance with ASC 470-50-40, Debt Modification and Extinguishments, the Refinancing Amendment related to the 2025 Term Loans was accounted for as a modification of debt for the lenders that remained in the syndicate, while the aggregate balance attributable to lenders of the Existing Term Loan Facility and Second Lien Term Loan who did not participate in the 2025 Term Loans was accounted for as an extinguishment of debt. As a result, unamortized debt issuance costs related to the Existing Term Loan Facility and Second Lien Term Loan were written off and recorded as a $5.9 million loss on debt extinguishment on the consolidated statements of operations for the fiscal year ended January 3, 2026. A balance of $15.3 million of existing debt issuance costs allocated to the lenders that continued in the syndicate remained deferred and will be amortized via the effective-interest method through the maturity date of the September 17, 2032. Third party fees allocated to lenders who remained in the syndicate were recorded as debt modification expense of $16.0 million and included in Corporate expenses on the consolidated statements of operations for the fiscal year ended January 3, 2026. The aggregate balance of the 2025 Term Loans attributable to new lenders was treated as new debt. $3.9 million of third party fees allocated to new

borrowers and $3.3 million of lender fees were deferred and will be amortized via the effective-interest method through the maturity date of the September 17, 2032.

The 2025 Term Loans under the Amended Credit Agreement bear interest at a rate equal to, at the election of the Borrower, Term SOFR (as defined in the Amended Credit Agreement) plus an applicable margin equal to 3.75% per annum or an alternative base rate ("ABR") plus an applicable margin equal to 2.75% per annum. Loans under the 2025 Refinancing Revolving Credit Facility bear interest at a rate equal to, at the election of the Borrower, Term SOFR, plus an applicable margin equal to 3.75% per annum or a base rate plus an applicable margin equal to 2.75% per annum, so long as the Consolidated First Lien Net Leverage Ratio (as defined in the Amended Credit Agreement) is greater than 3.90 to 1.00 as of the last day of the preceding fiscal quarter, subject to (a) a decrease of 0.25% in the event that, and for so long as, the Consolidated First Lien Net Leverage Ratio is less than or equal to 3.90 to 1.00 and greater than 3.40 to 1.00 as of the last day of the preceding fiscal quarter and (b) a decrease of 0.50% in the event that, and for so long as, the Consolidated First Lien Net Leverage Ratio is less than or equal to 3.40 to 1.00 as of the last day of the preceding fiscal quarter. As of January 3, 2026, the principal amount of the 2025 Term Loans and borrowings under the 2025 Refinancing Revolving Credit Facility each accrued interest at a rate of 7.47%.

On September 17, 2025, substantially concurrently with the Refinancing Amendment, the Borrower terminated its Second Lien Credit Agreement. The Second Lien Credit Agreement provided for the Second Lien Term Loan in an aggregate principal amount of $415.0 million. The entirety of the Second Lien Term Loan was repaid with proceeds from the 2025 Incremental Term Loans.

Debt issuance costs related to the term loans are recorded as a direct deduction from the carrying amount of the debt. The balance for debt issuance costs related to the term loans as of January 3, 2026 and December 28, 2024 was $21.8 million and $24.7 million, respectively. Debt issuance costs related to the 2025 Refinancing Revolving Credit Facility are recorded within other long-term assets. The balance for debt issuance costs related to the 2025 Refinancing Revolving Credit Facility as of January 3, 2026 and December 28, 2024 was $3.2 million and $1.6 million, respectively. The Company recognized interest expense related to the amortization of debt issuance costs of $5.2 million and $4.8 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively.

Issued letters of credit as of January 3, 2026 and December 28, 2024 were $24.5 million and $32.3 million, respectively. Unused letters of credit as of January 3, 2026 and December 28, 2024 were $25.5 million and $7.7 million, respectively. There were no swingline loans outstanding as of January 3, 2026 and December 28, 2024. Borrowing capacity under the Company's Revolving Credit Facility was $225.5 million as of January 3, 2026 and $138.0 million as of December 28, 2024. Available borrowing capacity under the 2025 Refinancing Revolving Credit Facility is subject to a maintenance leverage covenant that becomes effective if more than 40% of the total commitment is utilized.

The fair value of the Company's long-term obligations was estimated using market observable inputs for the Company's comparable peers with public debt, including quoted prices in active markets, which are considered Level 2 inputs. The aggregate fair value of the Company's long-term obligations was $1,328.3 million at January 3, 2026.

The Company was in compliance with all financial covenants and restrictions under the foregoing instruments at January 3, 2026 and December 28, 2024.

8.   SECURITIZATION FACILITY

On November 12, 2021, the Company (through a wholly owned special purpose entity, Aveanna SPV I, LLC) (the "special purpose entity") and a lending institution entered into a Receivables Financing Agreement with a lending institution, which, as amended, has a scheduled termination date of June 25, 2028 (as amended, the "Securitization Facility"). On June 25, 2025, the Company amended the Securitization Facility to increase the maximum amount available thereunder from $225.0 million to $275.0 million, subject to certain borrowing base requirements and incurred additional debt issuance costs of $1.1 million. Debt issuance costs related to the Securitization Facility are amortized straight-line through the termination date. The balance for debt issuance costs related to the Securitization Facility as of January 3, 2026 and December 28, 2024 was $1.6 million and $1.1 million, respectively and included in other long-term assets. The Company recognized interest expense related to the amortization of debt issuance costs of $0.7 million and $0.7 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively.

Pursuant to two separate sale agreements, each of which is among Aveanna Healthcare, LLC, as initial servicer, certain of the Company's subsidiaries and the special purpose entity, the subsidiaries sold substantially all of their existing and future accounts receivable balances to the special purpose entity. The special purpose entity uses the accounts receivable balances to collateralize loans made under the Securitization Facility. The Company retains the responsibility of servicing the accounts receivable balances pledged as collateral under the Securitization Facility and provides a performance guaranty.

The outstanding balance under the Securitization Facility was $165.0 million and $168.8 million at January 3, 2026 and December 28, 2024, respectively. The balance accrues interest at a rate equal to SOFR, plus a CSA, plus an applicable margin. The interest rate under the Securitization Facility was 6.29% at January 3, 2026.

The Securitization Facility is accounted for as a collateralized financing activity, rather than a sale of assets, and therefore: (i) accounts receivable balances pledged as collateral are presented as assets and the borrowings are presented as liabilities in the accompanying consolidated balance sheets; (ii) the accompanying consolidated statements of operations reflect the interest expense associated with the collateralized borrowings; and (iii) receipts from customers related to the underlying accounts receivable are reflected as operating cash flows and borrowings and repayments under the collateralized loans are reflected as financing cash flows within the accompanying consolidated statements of cash flows. The Securitization Facility is included within current liabilities on the consolidated balance sheets as it is collateralized by current patient accounts receivable and not because payments are due within one year of the balance sheet date.

9.   FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, patient accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of the instruments.

The Company's other assets measured at fair value were as follows (amounts in thousands):

| | Fair Value Measurements at January 3, 2026 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Interest rate cap agreements	$ -	$ 4,778	$ -	$ 4,778
Interest rate swap agreements	-	3,851	-	3,851
Total derivative assets	$ -	$ 8,629	$ -	$ 8,629

| | Fair Value Measurements at December 28, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Interest rate cap agreements	$ -	$ 22,543	$ -	$ 22,543
Interest rate swap agreements	-	15,737	-	15,737
Total derivative assets	$ -	$ 38,280	$ -	$ 38,280

During the fiscal years ended January 3, 2026 and December 28, 2024, there were no transfers between Level 1, Level 2, and Level 3.

The fair values of the interest rate swap and cap agreements are based on the estimated net proceeds or costs to settle the transactions as of the respective balance sheet dates. The valuations are based on commercially reasonable industry and market practices for valuing similar financial instruments. See Note 10 – *Derivative Financial Instruments* for further details on the Company's interest rate swap and cap agreements.

At the most recent quantitative goodwill impairment test on September 29, 2024, the Company performed a Step 1 analysis that used a combination of expected present value of future cash flows (income approach) and comparable public companies (market approach) to determine the fair value of the reporting unit. These approaches used primarily unobservable inputs, including revenue growth rates, projected EBITDA margins, and discount rates, which were considered Level 3 fair value measurements. The fair value analysis took into account recent and expected operating performance.

See Note 12 – *Share-Based Compensation* for further details on the valuation methodologies related to the Company's deferred restricted stock units.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company's earnings and cash flows are subject to fluctuations due to changes in interest rates, and the Company seeks to mitigate a portion of this risk by entering into derivative contracts. The derivatives the Company currently uses are interest rate swaps and interest rate caps. The Company recognizes derivatives as either assets or liabilities at fair value in the accompanying consolidated balance sheets and does not designate the derivatives as hedging instruments. Changes in the fair value of derivatives are therefore recorded in earnings throughout the terms of the respective derivatives. See Note 9 – *Fair Value Measurements* for further details on the fair value of Company's derivative financial instruments.

The Company currently has two interest rate swap agreements intended to limit its exposure to interest rate risk on its variable rate debt. These swaps expire on June 30, 2026. Since July 1, 2023, the Company has paid a fixed rate of 2.03% under the interest rate swap agreements and has received the one-month SOFR rate, subject to a 0.50% floor. The aggregate notional amount of the interest rate swaps remained unchanged at $520.0 million at both January 3, 2026 and December 28, 2024. The fair value of the interest rate swaps was a $3.9 million asset at January 3, 2026 and a $15.7 million asset at December 28, 2024 and is included in other current assets in the accompanying consolidated balance sheet as of January 3, 2026, and other long-term assets in the accompanying consolidated balance sheet as of December 28, 2024. The Company does not apply hedge accounting to these agreements and records all mark-to-market adjustments directly to other (expense) income in the accompanying consolidated statements of operations, which are included within cash flows from operating activities in the accompanying consolidated statements of cash flows. The net settlements incurred with swap counterparties under the swap agreements were recognized through cash flows from financing activities in the accompanying consolidated statements of cash flows.

On February 9, 2022, the Company entered into interest rate cap agreements for an aggregate notional amount of $880.0 million and a cap rate of 3.00%. The premium paid for the interest rate cap agreements was $11.7 million. The cap agreements have an expiration date of February 28, 2027. During the quarter ended July 1, 2023, the Company amended its interest rate cap agreements to provide that the counterparty will pay the Company the amount by which SOFR exceeds 2.96%. The fair value of the interest rate cap agreements at January 3, 2026 and December 28, 2024 was $4.8 million and $22.5 million, respectively, and is included in other long-term assets on the accompanying consolidated balance sheets. The Company does not apply hedge accounting to interest rate cap agreements and records all mark-to-market adjustments directly to other (expense) income in the accompanying consolidated statements of operations, which is an adjustment to reconcile cash flows from operating activities in the consolidated statement of cash flows. The net settlements incurred with cap counterparties under the cap agreements were recognized through cash flows from operating activities in the accompanying consolidated statements of cash flows.

The following mark-to-market losses from these derivatives not designated as hedging instruments were recognized in the Company's consolidated statements of operations for the fiscal years ended January 3, 2026, and December 28, 2024, respectively.

	Statement of Operations Classification	For the fiscal years ended	
		January 3, 2026	December 28, 2024
Interest rate cap agreements	Other (expense) income	$ (17,765)	$ (7,912)
Interest rate swap agreements........	Other (expense) income	$ (11,886)	$ (7,285)

The Company does not utilize financial instruments for trading or other speculative purposes.

11. INCOME TAXES

Pre-tax book income was derived from the following sources for the fiscal year ended January 3, 2026 (amounts in thousands):

	For the fiscal year ended
	January 3, 2026
Pre-Tax Book Income	
U.S. Sources..	$ 106,948
Non-U.S. Sources..	-
Total	$ 106,948

Income taxes consisted of the following for the fiscal years ended January 3, 2026 and December 28, 2024 (amounts in thousands):

	For the fiscal years ended	
	January 3, 2026	**December 28, 2024**
Current income tax expense:		
Federal	$ 20,831	$ 12,097
State and local	4,117	2,869
Foreign	-	-
Total Current	$ 24,948	$ 14,966
Deferred income tax (benefit) expense:		
Federal	$ (122,692)	$ 527
State and local	(20,342)	508
Foreign	-	-
Total Deferred	$ (143,034)	$ 1,035
Total income tax (benefit) expense	$ (118,086)	$ 16,001

A reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate for income taxes for the fiscal years ended January 3, 2026 and December 28, 2024 is as follows (dollars in thousands):

	For the fiscal year ended January 3, 2026	
	Amount	**Percentage**
U.S. Federal statutory income tax rate	$ (22,459)	(21.0)
State and local income taxes, net of federal income tax effect [1]	17,161	16.0
Nontaxable or nondeductible items:		
Non-cash share-based payments	(2,501)	(2.3)
Other permanent differences	(505)	(0.5)
Changes in valuation allowances	127,133	118.9
Federal tax credits:		
Research and development tax credits	1,745	1.6
Other tax credits	824	0.8
Changes in unrecognized tax benefits	(2,373)	(2.2)
Other adjustments	(939)	(0.9)
Total tax benefit and effective tax rate	$ 118,086	110.4

[1] The states of California and Pennsylvania comprised the majority (greater than 50%) of the state tax benefit.

	For the fiscal year ended December 28, 2024
	Percentage
U.S. Federal statutory income tax rate	(21.0)
State income taxes, net of federal tax benefits	(65.5)
Other nondeductible expenses	(19.2)
Uncertain tax positions	(227.8)
Valuation allowance	8.1
Tax credits	35.5
Deferred tax adjustments	(25.6)
Effective tax rate	(315.5)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities are as follows as of January 3, 2026 and December 28, 2024 (amounts in thousands):

	As of	
	January 3, 2026	**December 28, 2024**
Deferred tax assets:		
Estimated contractual adjustments	$ 27,519	$ 23,697
NOL, federal and state	24,909	18,557
Tax credits	578	1,113
Payroll related accruals	26,574	25,425
Intangible assets and goodwill	57,752	74,636
Interest expense limitation	87,138	81,608
Transaction costs	3,483	3,219
Accrued expenses	1,976	1,074
Interest rate derivatives	814	-
Lease liabilities	11,285	14,168
Stock compensation	11,517	12,512
Section 174 costs	-	3,122
Other	1,092	1,002
Gross deferred tax assets	254,637	260,133
Less: valuation allowance	(104,159)	(242,962)
Net deferred tax assets	150,478	17,171
Deferred tax (liabilities):		
Property and equipment	(2)	(221)
Interest rate derivatives	-	(6,992)
Lease right of use assets	(10,120)	(10,727)
Other	(3,216)	(5,125)
Gross deferred tax (liabilities)	(13,338)	(23,065)
Net deferred tax assets (liabilities)	$ 137,140	$ (5,894)

As of January 3, 2026, the Company had gross federal and state net operating loss ("NOL") carryforwards of $33.2 million and $376.5 million, respectively. For those losses that have an expiration date, the carryforwards will expire at various dates from 2028 through 2044. For those losses incurred after 2017, there is no statutory time expiration for the federal and certain state NOLs. A valuation allowance was established for federal and state losses that the Company believes are not more likely than not to be realized in the near future.

Internal Revenue Code Sec. 163(j) limits the deduction for net interest expense that exceeds 30% of the taxpayer's adjusted taxable income ("ATI") for the years ended 2025 and 2024. Sec. 163(j) permits an indefinite carryforward of any disallowed business interest. As of January 3, 2026, the Company has $371.6 million of interest expense carryovers. The deferred tax asset associated with these interest expense carryovers of $87.1 million is mostly offset by a valuation allowance as the Company believes the majority of the benefit of this carryover is not more likely than not to be realized in the future.

Annually, the Company assesses the future realization of the tax benefit of its existing deferred tax assets and determines whether a valuation allowance is needed. Based on the Company's assessment of positive and negative evidence, it is more likely than not that most of the deferred tax assets will be realized in the future. The 163(j) attribute, the acquired Thrive federal NOLs, and various separate Company state attributes continue to carry a valuation allowance as future realization is not more likely than not. As a result, the Company recorded a valuation allowance of $104.2 million against its deferred tax assets at January 3, 2026. The valuation allowance decreased by $138.8 million from the $243.0 million valuation allowance recorded as of December 28, 2024. The decrease is primarily related to the Company's assessment of available positive and negative evidence as of January 3, 2026.

The following table summarizes changes in the valuation allowance as of January 3, 2026 and December 28, 2024 (amounts in thousands):

	As of	
	January 3, 2026	December 28, 2024
Beginning of year balance .... $	242,962	$ 244,865
Valuation allowance recorded through purchase accounting..	12,336	-
Changes in valuation allowance	(151,139)	(1,903)
End of year balance.. $	104,159	$ 242,962

The Company is subject to U.S. federal and state income tax in multiple jurisdictions. With limited exceptions, years prior to the 2022 fiscal year are no longer open to U.S. federal, state, or local examinations by taxing authorities. The Company is not under any current income tax examinations by any federal, state or local taxing authorities.

Uncertain Tax Positions

As of January 3, 2026 and December 28, 2024, the total unrecognized tax benefits were $14.7 million and $13.5 million, respectively, and accrued interest and penalties were $1.7 million and $0.5 million, respectively. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax benefit or expense. If the Company were to prevail on all unrecognized tax benefits recorded, $16.4 million of tax benefit would impact the overall effective tax rate within the next 12 months. The following table, which excludes penalties and interest, summarizes changes in uncertain tax positions as of January 3, 2026 and December 28, 2024 (amounts in thousands):

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Beginning of year balance .... $	13,498	$ 1,691
Increase in prior period tax positions.............	1,209	13,180
Lapse of limitations	(19)	(1,373)
End of year balance.. $	14,688	$ 13,498

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA" or "H.R.1") was signed into law by the President of the United States. The OBBBA contains significant provisions impacting corporate taxation in the United States with multiple effective dates. Among the changes effective in 2025 are modifications to capitalization of domestic research and development costs, accelerated depreciation of fixed assets and other qualifying property, as well as limitations on deductions of interest expense. Changes effective in 2026 include, among others, modifications to certain international tax provisions. The Company has recorded the impacts of OBBBA in the consolidated financial statements for the fiscal year ended January 3, 2026. There was no material effect on the Company's income tax benefit or effective tax rate.

12.   SHARE-BASED COMPENSATION

Stock Incentive Plans

On July 2, 2021, the Company's Board of Directors adopted the Company's 2021 Stock Incentive Plan (the "2021 Omnibus Incentive Plan"). The 2021 Omnibus Incentive Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock or Cash Based Awards and Dividend Equivalents, as defined in the plan, to enhance the Company's ability to attract, retain, and motivate persons who make important contributions to the Company. The Company has only granted Restricted Stock Units under the 2021 Omnibus Incentive Plan.

On April 19, 2021, the Company's Board of Directors adopted the Company's Amended and Restated 2017 Stock Incentive Plan (the "Amended 2017 Plan"). The Amended 2017 Plan (i) provides for the issuance of shares of common stock, as opposed to the Class B common stock previously issuable under the plan, to align with the Company's Amended and Restated Certificate of Incorporation and (ii) modified the vesting terms of the existing issued performance-vesting options to vest upon the achievement of volume weighted average price ("VWAP") per

share hurdles for any ninety consecutive days commencing on or after the nine-month anniversary of the IPO. On June 17, 2021, the Company established the VWAP per share hurdles for the performance-vesting options. Since adoption of the 2021 Omnibus Incentive Plan, no further awards have been granted under the Amended 2017 Plan.

Amended 2017 Plan

Outstanding awards granted under the Amended 2017 Plan included time-vesting options, performance-vesting options, and restricted stock awards. Most awards granted to Participants consisted of 50% time-vesting options and 50% performance-vesting options. Time-vesting options vest 20% per year over a period of five years, and the only condition to vesting is the passage of time. The related compensation expense is recognized ratably over the required service period. The Company has also awarded accelerator-vesting options under the Amended 2017 Plan, which are subject to the time-based vesting schedule of 20% per year over a period of five years and provide additional value to holders, should the Company meet specified return levels to its stockholders.

Time-Vesting, Accelerator-Vesting, & Performance-Vesting Options

To determine the fair value of time-vesting and accelerator-vesting options under the Amended 2017 Plan, the Company utilized a Black-Scholes model. No time-vesting, accelerator-vesting, or performance-vesting options were awarded during the fiscal years ended January 3, 2026 and December 28, 2024 under the Amended 2017 Plan. The Company calculated the fair value of the outstanding performance-vesting options using the Monte Carlo option-pricing model.

The following table summarizes the Company's options activity for the years ended January 3, 2026 and December 28, 2024:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)	Total Intrinsic Value (in thousands)	
Outstanding at December 30, 2023........	13,191,277	$	5.80			
Granted...	-		-			
Exercised..	-		-			
Forfeited...	(152,115)		8.42			
Outstanding at December 28, 2024........	13,039,162	$	6.42			
Granted...	-		-			
Exercised..	(43,510)		4.88			
Forfeited...	-					
Outstanding at January 3, 2026..............	12,995,652	$	6.41	2.2	$	31,327
Exercisable at January 3, 2026	7,540,876	$	6.88	2.1	$	15,594
Vested and expected to vest at January 3, 2026	12,995,652	$	6.41	2.2	$	31,327

Director Restricted Stock Units - Amended 2017 Plan - Temporary Equity

In accordance with the Amended 2017 Plan, an aggregate of no more than 307,500 shares of common stock are reserved for settlement of deferred restricted stock units ("Pre-IPO Deferred RSUs"). Pre-IPO Deferred RSUs fully vest on the grant date and convert to common shares upon the earlier of (1) the sale of the Company or (2) termination of service. There were no awards granted during the fiscal years ended January 3, 2026 and December 28, 2024.

The Pre-IPO Deferred RSUs contain a put right, which would require the Company, at the option of the award recipient, to repurchase all the Pre-IPO Deferred RSUs in event of the recipient's termination at fair market value. The existence of this put right prevented the recipient from bearing the risks and rewards of ownership during the six month period following the vesting date as the put right requires the Company to purchase all shares the Participant received at fair market value on the repurchase date. Based on the nature of the Pre-IPO Deferred RSUs, management determined the awards, upon grant, had characteristics of a liability and initially recorded the awards at fair value upon issuance and re-measured at fair value at each reporting date.

After an award has been outstanding for six months and a day, the award recipient is subject to the risk and rewards of ownership, and the award was reclassified to temporary equity. As the put right is exercisable only when the recipient terminates his or her service, which is outside the control of the Company, the Company has classified the awards outstanding subsequent to the initial six-month period as temporary equity.

As the Pre-IPO Deferred RSUs are contingently redeemable, the Company does not subsequently adjust the redemption value once classified as temporary equity as it is not deemed probable that the Participant will terminate their service. As of January 3, 2026, there were 71,750 Pre-IPO Deferred RSUs outstanding, and at December 28, 2024, there were 143,500 Pre-IPO Deferred RSUs outstanding. All Pre-IPO Deferred RSUs were fully vested prior to the beginning of the fiscal year ended December 28, 2024.

2021 Omnibus Incentive Plan

Outstanding awards under the 2021 Omnibus Incentive Plan as of January 3, 2026 included restricted stock units which were granted to certain members of the Board of Directors and certain employees of the Company. These restricted stock units vest over time and upon vesting convert into shares of common stock on a one-for-one basis. The restricted stock units are granted annually as part of the Long-Term Incentive Plan to management and as part of board compensation to directors ("Director RSUs"). Director RSUs vest over a one-year period.

Long-Term Incentive Plan ("LTIP")

In the first quarter of 2025, the Compensation Committee of the Board of Directors approved LTIP grants of restricted stock units ("RSUs") and performance stock units ("PSUs") under the 2021 Omnibus Incentive Plan.

The RSUs are subject to a three-year service-based cliff vesting schedule commencing on the date of grant. Compensation cost for the RSUs is measured based on the grant date fair value of each share and the number of shares granted and is recognized over the applicable vesting period on a straight-line basis. The PSUs granted contain performance criterion based on adjusted EBITDA targets for each of the three years that the award vests. Achievement of any annual target during the three years subsequent to the grant date results in a cumulative achievement event for the target year and any prior year award not previously achieved. Additionally, the PSUs are subject to a three-year service-based cliff vesting schedule commencing on the date of grant. For the PSUs that have service and performance conditions, compensation cost is initially measured based on the grant date fair value of each share. Cumulative compensation cost is subsequently adjusted at the end of each reporting period to reflect the current estimation of achieving the performance condition.

Further, during the fiscal year ended January 3, 2026, the Compensation Committee modified PSUs originally issued in February 2022. The previous performance criterion were replaced with an Adjusted EBITDA target for the fiscal year ending January 3, 2026. Effects of the modification are reflected in the table of share-based compensation expense, net of forfeitures, below. The Company recorded incremental compensation expense, net of forfeitures, of $1.6 million for the fiscal year ended January 3, 2026, which is included in corporate and branch and regional administrative expenses in the accompanying consolidated statements of operations.

The following table summarizes the Company's restricted stock units activity for the years ended January 3, 2026 and December 28, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value	
Outstanding at December 30, 2023	11,444,435	$	2.79
Granted	6,591,446		2.46
Vested	(688,865)		1.37
Forfeited	(1,906,396)		2.73
Outstanding at December 28, 2024	15,440,620	$	2.69
Granted [1]	6,857,934		4.72
Vested	(5,707,420)		5.52
Forfeited	(973,773)		3.18
Outstanding at January 3, 2026	15,617,361	$	2.52
Expected to vest at January 3, 2026	15,617,361	$	2.52

(1) Includes 2.7 million shares that converted from other long term liabilities as a result of the achievement of the Senior Management Retention Plan performance metric on March 29, 2025. Shares were valued at $5.37 per share at achievement.

Senior Management Retention Plan ("SMRP")

In the second quarter of 2023, the Compensation Committee approved SMRP awards to certain members of management to be paid in the form of RSUs under the 2021 Omnibus Stock Incentive Plan. The awards were granted based on a fixed dollar value for each member of senior management included in the plan. The number of RSUs to be paid as compensation was dependent on the share price of the Company's common stock upon completion of the SMRP awards' performance criteria. The SMRP awards required the Company to achieve both specified revenue and adjusted EBITDA targets during the performance period ending January 2, 2027. The performance condition related to the SMRP was achieved on March 29, 2025, resulting in the acceleration of the remaining compensation expense of the awards. Prior to vesting, the corresponding liability for the SMRP awards was recorded within other long-term liabilities. The liability balance for the SMRP awards as of December 28, 2024 was $7.1 million.

Employee Stock Purchase Plan

On April 28, 2021, the Company's Board of Directors adopted the Aveanna Healthcare Holdings Inc. 2021 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, shares of common stock may be purchased by eligible participants during defined purchase periods at 85% of the lesser of the closing price of the Company's common stock on the first day or last day of each purchase period. The Company used a Black-Scholes option pricing model to value the common stock purchased as part of the Company's ESPP. The fair value estimated by the option pricing model is affected by the price of the common stock as well as subjective variables that include assumed interest rates, the expected dividend yield, and the expected share volatility over the term of the award. Expected share volatility is based on historical price data of peers. Fair value inputs for the purchase periods in 2025 included assumed risk free interest rate of 4.24% to 4.29%, expected volatility of 43% to 47%, and expected dividend yield of 0.00%. Fair value inputs for the purchase periods in 2024 included assumed risk-free interest rate of 5.24% to 5.37%, expected volatility of 48% to 49%, and expected dividend yield of 0.00%. Participants purchased a total of 1,966,186 shares of common stock at a weighted average price of $3.21 per share during the fiscal year ended January 3, 2026. Participants purchased a total of 1,751,909 shares of common stock at a weighted average price of $1.76 per share during the fiscal year ended December 28, 2024.

Share-based compensation is included in corporate expenses, branch and regional administrative expenses and cost of revenue, excluding depreciation and amortization in the accompanying consolidated statements of operations. The following table summarizes the Company's share-based compensation expense by plan and award classification for the years ended January 3, 2026 and December 28, 2024 (amounts in thousands):

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
2021 Omnibus Incentive Plan:		
Restricted stock units [1] [4]	$ 14,296	$ 9,612
Performance stock units [2]	5,858	3,796
	$ 20,154	$ 13,408
Amended 2017 Plan:		
Restricted stock units [3]	$ 2,421	$ 1,579
Options [3]	413	845
	$ 2,834	$ 2,424
2021 Employee Stock Purchase Plan	$ 2,073	$ 1,633
Total share based compensation expense	$ 25,061	$ 17,465

(1) Unrecognized compensation expense as of January 3, 2026 related to these RSUs was $8.1 million and is expected to be recognized over a weighted average period of 1.3 years.

(2) Unrecognized compensation expense as of January 3, 2026 related to these PSUs was $7.7 million and is expected to be recognized over a weighted average period of 1.1 years.

(3) There was no unrecognized compensation expense for these awards as of January 3, 2026.

(4) Includes expense related to the Senior Management Retention Plan of $7.6 million and $4.3 million, net of forfeitures, for the years ended January 3, 2026 and December 28, 2025, respectively.

We recognized a tax benefit of $3.8 million related to share-based compensation expense for the year ended January 3, 2026 and no tax benefit related to share-based compensation for the year ended December 28, 2024, respectively.

13. LEASES

The Company has historically entered into operating leases for local branches, its corporate headquarters, and certain equipment. Management exercises judgment in the determination of whether a financial arrangement includes a lease and in determining the appropriate discount rates to be applied to leases. When available, the Company uses the implicit discount rate in the lease contract to discount lease payments to present value. If an implicit discount rate is not available in the lease contract, the Company uses its incremental borrowing rate.

Amounts reported in the accompanying consolidated balance sheets as of January 3, 2026 and December 28, 2024 for operating leases were as follows (amounts in thousands):

	As of	
	January 3, 2026	December 28, 2024
Operating lease right of use assets	$ 39,034	$ 41,278
Current portion of operating lease liabilities	$ 16,012	$ 15,498
Operating lease liabilities, less current portion	27,413	31,718
Total operating lease liabilities	$ 43,425	$ 47,216

Lease Costs

The components of lease cost for the fiscal years ended January 3, 2026 and December 28, 2024 are as follows (amounts in thousands):

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Operating Lease Costs:		
Operating lease cost	$ 21,966	$ 22,851
Impairment of operating lease right of use assets	15	2,091
Total operating lease costs	21,981	24,942
Variable lease costs	4,747	4,219
Short-term lease costs	1,015	706
Total lease cost	$ 27,743	$ 29,867

Supplemental Information

Information related to the Company's operating lease right of use assets and related operating lease liabilities are as follows (dollar amounts in thousands):

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Cash payments of operating lease liabilities	$ (23,393)	$ (24,123)
Operating lease right of use assets obtained in exchange for new operating lease liabilities	15,460	12,164
Weighted average remaining lease term	2.93 years	3.18 years
Weighted average discount rate	9.08%	9.45%

Maturity of Operating Lease Liabilities

Maturities of operating lease liabilities as of January 3, 2026 are as follows (amounts in thousands):

Year Ending:		
January 2, 2027	$	19,178
January 1, 2028		14,561
December 30, 2028		8,652
December 29, 2029		5,822
December 28, 2030		1,508
Thereafter		5
Total undiscounted lease payments		49,726
Less: Imputed Interest		(6,301)
Total		43,425

14. COMMITMENTS AND CONTINGENCIES

Insurance Reserves

As is typical in the healthcare industry, the Company is subject to claims that its services have resulted in patient injury or other adverse effects.

The accrued professional liability insurance reserves included in the accompanying consolidated balance sheets include estimates of the ultimate costs, including third-party legal defense costs, in the event the Company was unable to receive funds from claims made under commercial insurance policies, for claims that have been reported but not paid and claims that have been incurred but not reported at the balance sheet dates. Although substantially all reported claims are paid directly by the Company's commercial insurance carriers (after the Company satisfies the applicable policy deductible and/or retention), the Company is ultimately responsible for payment of these claims in the event its insurance carriers become insolvent or otherwise do not honor the contractual obligations under the liability policies. The Company is required under U.S. GAAP to recognize these estimated liabilities in its consolidated financial statements on a gross basis; with a corresponding receivable from the insurance carriers reflecting the contractual indemnity provided by the carriers under the related liability policies.

Since October 1, 2025, the Company has maintained primary commercial insurance coverage on a claims-made basis for professional liability claims with a $2.0 million per claim deductible, a $2.0 million aggregate buffer retention, and $5.0 million per claim and annual aggregate limits. Prior to October 1, 2025, the Company maintained primary commercial insurance coverage on a claims made basis for professional liability claims with varying deductibles by policy year from $0.5 million to $2.0 million on a per claim basis and $4.5 million to $6.0 million per claim and annual aggregate limits. Moreover, the Company maintains excess insurance coverage for professional liability claims to cover any claims over the aggregate limits. In addition, the Company maintains workers' compensation insurance with a $0.5 million per claim deductible and statutory limits. The Company reimburses insurance carriers for deductible losses under these policies. The Company's insurance carriers require collateral to secure the Company's obligation to reimburse insurance carriers for these deductible payments. Collateral as of January 3, 2026 was comprised of $24.5 million of issued letters of credit. Collateral as of December 28, 2024 was comprised of $23.1 million of issued letters of credit and $0.7 million in cash collateral.

As of January 3, 2026, insurance reserves totaling $97.8 million were included on the consolidated balance sheets, representing $50.4 million and $47.3 million of reserves for professional liability claims and workers' compensation claims, respectively. Estimated receivables under the insured programs totaled $42.7 million as of January 3, 2026. At December 28, 2024, insurance reserves totaling $97.8 million were included on the consolidated balance sheets, representing $42.7 million and $55.1 million of reserves for professional liability claims and workers' compensation claims, respectively. Estimated receivables under the insured programs totaled $34.9 million as of December 28, 2024.

Litigation and Other Current Liabilities

On January 18, 2023, an arbitration award in the amount of $7.9 million was rendered against the Company related to a claim under the Company's Texas non-subscriber benefit plan. In September 2023, upon entry of the court's final judgment, we promptly obtained a $9.1 million appellate bond with the trial court. The appellate bond was collateralized with letters of credit. In May 2025, a settlement agreement between all parties was reached. On June 9, 2025, the court entered an agreed final judgment in the matter and ordered the release of the bond. The letters of credit securing the bond were released on June 16, 2025. As a result, amounts previously reserved for under

Insurance Reserves were reduced and resulted in a net reduction to Cost of Revenue, excluding depreciation and amortization, of $6.2 million for the fiscal year ended January 3, 2026.

The Company is currently a party to various routine litigation incidental to the business. While management currently believes that the ultimate outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Management has established provisions within other current liabilities in the accompanying consolidated balance sheets, which in the opinion of management represents the best estimate of exposure and adequately provides for such losses that may occur from asserted claims related to the provision of professional services and which may not be covered by the Company's insurance policies. Management believes that any additional unfavorable provisions would not be material to the Company's results of operations or financial position; however, if an unfavorable ruling on any asserted or unasserted claim were to occur, there exists the possibility of a material adverse impact on the Company's net earnings or financial position. The estimate of the potential impact from legal proceedings on the Company's financial position or overall results of operations could change in the future.

Healthcare Regulatory Matters

Starting on October 30, 2019 the Company has received grand jury subpoenas issued by the U.S. Department of Justice, Antitrust Division (the "Antitrust Division") requiring the production of documents and information pertaining to nurse wages, reimbursement rates, and hiring activities in a few of its local markets. The Company is fully cooperating with the Antitrust Division with respect to this investigation. Based on the information currently available to the Company, management cannot predict the timing or outcome of this investigation, however, Management does not believe the outcome of this investigation will be material to the Company's results of operations or financial position.

On July 19, 2023, the Company received a Civil Investigation Demand issued by the U.S. Department of Justice, United States Attorney's Office, Middle District of Alabama (the "AUSA"), requiring the production of documents and information pertaining to Comfort Care Hospice, LLC, an indirect wholly owned subsidiary of the Company, regarding issues of (1) improper submission of claims to Medicare and other federal healthcare programs for service to patients who were ineligible or not properly certified for said healthcare services and (2) improper remuneration to medical directors and skilled nursing facilities for patient referrals in violation of certain federal regulations. The Company is fully cooperating with the AUSA with respect to this investigation, and management believes that a loss event is not probable and that this matter will not materially impact the Company's business, results of operations or financial position. However, based on the information currently available to the Company, management cannot predict the timing or outcome of this investigation or predict the possible loss or range of loss, if any, associated with the resolution of this matter.

Laws and regulations governing the government payer programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation as well as significant regulatory action. From time to time, governmental regulatory agencies conduct inquiries and audits of the Company's practices. It is the Company's practice to cooperate fully with such inquiries. In addition to laws and regulations governing the Medicaid, Medicaid Managed Care, and Tricare programs, there are a number of federal and state laws and regulations governing matters such as the corporate practice of medicine, fee splitting arrangements, anti-kickback statues, physician self-referral laws, false or fraudulent claims filing and patient privacy requirements. Failure to comply with any such laws or regulations could have an adverse impact on the Company's operations and financial results. The Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of wrongdoing.

15.   EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries sponsor several defined contribution retirement plans, which qualify under Section 401(k) of the Internal Revenue Code, covering substantially all employees. Certain of the Company's retirement plans require or allow for contributions by the Company. Company contributions to the plans were approximately $6.8 million and $6.5 million for the fiscal years ended January 3, 2026 and December 28, 2024, respectively, and are included in cost of revenue, excluding depreciation and amortization, branch and regional administrative expenses, and corporate expenses in the accompanying consolidated statements of operations.

16. RELATED PARTY TRANSACTIONS

As of January 3, 2026, one of the Company's significant shareholders owned 7.8% of the Company's 2025 Term Loans.

17. SEGMENT INFORMATION

The Company's operating segments have been identified based upon how management has organized the business by services provided to customers and how the CODM manages the business and allocates resources. The CODM for the Company is the Chief Executive Officer. The Company has three operating segments and three reportable segments, Private Duty Services, Home Health & Hospice, and Medical Solutions. The PDS segment predominantly includes private duty skilled nursing services, non-clinical and personal care services, and pediatric therapy services and is primarily reimbursed by Medicaid and Medicaid MCO. The HHH segment provides home health and hospice services to predominately elderly patients and is primarily reimbursed by Medicare. Through the MS segment, the Company provides enteral nutrition and other products to adults and children, delivered on a periodic or as-needed basis, primarily reimbursed by Medicaid and Medicaid MCO.

The CODM evaluates segment performance using gross margin (and gross margin percentage). Gross margin includes revenue less all costs of revenue, excluding depreciation and amortization, but excludes branch and regional administrative expenses, corporate expenses and other non-field expenses. Revenue and cost presented below for the PDS and HHH segments primarily relate to patient services, while the MS segment's revenue and cost are primarily from products. The CODM does not evaluate a measure of assets when assessing performance. The CODM uses gross margin and gross margin percentage to assess the performance of each segment compared to historical trends, forecasted performance, and industry peers, as well as ensure that each segment has appropriate operational support to manage performance.

Results shown for the fiscal years ended January 3, 2026 and December 28, 2024 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise. There are no intersegment transactions.

The following tables summarize the Company's segment information for the fiscal years ended January 3, 2026 and December 28, 2024 (amounts in thousands):

	For the fiscal year ended January 3, 2026			
	PDS	HHH	MS	Total
Revenue	$ 2,001,147	$ 248,557	$ 183,495	$ 2,433,199
Cost of revenue, excluding depreciation and amortization	1,409,376	114,299	99,043	1,622,718
Gross margin	$ 591,771	$ 134,258	$ 84,452	$ 810,481
Gross margin percentage	29.6%	54.0%	46.0%	33.3%

	For the fiscal year ended December 28, 2024			
	PDS	HHH	MS	Total
Revenue	$ 1,634,609	$ 217,805	$ 172,092	$ 2,024,506
Cost of revenue, excluding depreciation and amortization	1,190,148	101,310	$ 97,506	1,388,964
Gross margin	$ 444,461	$ 116,495	$ 74,586	$ 635,542
Gross margin percentage	27.2%	53.5%	43.3%	31.4%

Segment Reconciliation:	For the fiscal years ended	
	January 3, 2026	**December 28, 2024**
Total segment gross margin..	$ 810,481	$ 635,542
Branch and regional administrative expenses.........................	374,496	352,814
Corporate expenses...	163,310	125,402
Depreciation and amortization..	10,538	10,778
Acquisition-related costs	3,813	1,490
Other operating expense	1,861	5,271
Operating income..	256,463	139,787
Interest income..	2,831	498
Interest expense	(140,086)	(156,602)
Loss on debt extinguishment	(5,862)	-
Other (expense) income..	(6,398)	21,389
Income before income taxes	$ 106,948	$ 5,072

18. NET INCOME (LOSS) PER SHARE

The Company uses the treasury stock method to calculate net income (loss) per share. Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted average number of shares of common stock outstanding for the period. For purposes of this calculation, outstanding stock options, RSUs, and PSUs are considered potential dilutive shares of common stock. The following is a computation of basic and diluted net income (loss) per share (amounts in thousands, except per share amounts):

	For the fiscal years ended	
	January 3, 2026	**December 28, 2024**
Numerator:		
Net income (loss)..	$ 225,034	$ (10,929)
Denominator:		
Weighted average shares of common stock outstanding [1], basic...	203,526	192,893
Net income (loss) per share, basic	$ 1.11	$ (0.06)
Weighted average shares of common stock outstanding [1], diluted	214,979	192,893
Net income (loss) per share, diluted	$ 1.05	$ (0.06)
Dilutive securities outstanding not included in the computation of diluted net income (loss) per share, as their effect is antidilutive:		
RSUs..	-	9,153
PSUs	-	6,288
Stock options	3,206	13,001

(1) The calculation of weighted average shares of common stock outstanding includes all vested deferred restricted stock units.

19. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

Aveanna Healthcare Holdings Inc.
(Parent Company Only)
Condensed Balance Sheets
(Amounts in thousands, except share and per share data)

	As of	
	January 3, 2026	December 28, 2024
Assets:		
Investment in subsidiaries	$ 195,191	$ (122,090)
Total assets	195,191	(122,090)
Deferred restricted stock units	730	1,461
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value as of January 3, 2026 and December 28, 2024 5,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 210,996,359 and 193,225,177 issued and outstanding, respectively	2,110	1,932
Additional paid-in capital	1,349,480	1,256,680
Accumulated deficit	(1,157,129)	(1,382,163)
Total stockholders' equity (deficit)	194,461	(123,551)
Total liabilities, deferred restricted stock units, and stockholders' equity (deficit)	$ 195,191	$ (122,090)

Aveanna Healthcare Holdings Inc.
(Parent Company Only)
Condensed Statement of Operations
(Amounts in thousands, except per share data)

	For the fiscal years ended	
	January 3, 2026	December 28, 2024
Equity (Deficit) in net income (loss) of subsidiaries	$ 225,034	$ (10,929)
Net income (loss)	$ 225,034	$ (10,929)
Net income (loss) per share, basic	$ 1.11	$ (0.06)
Weighted average shares of common stock outstanding, basic	203,526	192,893
Net income (loss) per share, diluted	$ 1.05	$ (0.06)
Weighted average shares of common stock outstanding, diluted	214,979	192,893

The accompanying note is an integral part of these condensed financial statements.

A statement of cash flows has not been presented as Aveanna Healthcare Holdings Inc. did not have any cash as of or for the fiscal years ended January 3, 2026 and December 28, 2024.

Note to Condensed Financial Statements of Registrant (Parent Company Only)

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Aveanna Healthcare Holdings Inc. ("Parent") (as defined in Rule 4-08(e)(3) of Regulation S-X) as of January 3, 2026 exceeded 25% of the consolidated net assets of the Company. The ability of the Company's operating subsidiaries to pay dividends may be restricted due to the terms of the 2025 Term Loans and 2025 Refinanced Revolving Credit Facility, which are discussed in Note 7 – *Long-Term Obligations*.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent

company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

20. SUBSEQUENT EVENT

On March 9, 2026, Pediatric Services of America, LLC, a subsidiary of the Company, entered into an Equity Interest Purchase Agreement to acquire 100% of the equity interests in Family First Holding, LLC for a purchase price of $175.5 million, subject to customary adjustments for working capital and other items. Family First Holding, LLC provides pediatric home care across seven states including Florida and Texas. The purchase agreement is expected to close in the second fiscal quarter of 2026, subject to, among other things, customary closing conditions and the absence of any law or governmental order preventing the transaction. The Company intends to fund the transaction with a combination of cash on hand and the Securitization Facility.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e)) under the Exchange Act, that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision, and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of January 3, 2026. Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that, as of January 3, 2026, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are made only in accordance with authorizations of management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management under the supervision of, and with the participation of the Company's principal executive officer, principal financial officer and principal accounting officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 3, 2026 based on the framework and the criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the foregoing, management concluded that the Company's internal control over financial reporting was effective as of January 3, 2026 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The effectiveness of the Company's internal control over financial reporting as of January 3, 2026 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting in connection with the evaluation required by Rule 13a-15 (d) and 15d-15 (d) of the Exchange Act that occurred during our fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer, principal financial officer and principal accounting officer, does not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Aveanna Healthcare Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Aveanna Healthcare Holdings Inc. and subsidiaries' internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Aveanna Healthcare Holdings Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended January 3, 2026, and the related notes and our report dated March 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Atlanta, Georgia
March 19, 2026

Item 9B. Other Information.

During the three-month period ended January 3, 2026, none of our officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any "non-Rule 10b5-1 trading arrangement", as defined in Item 408 of Regulation S-K, except as follows:

On December 10, 2026, December 15, 2026, December 18, 2026 and December 19, 2026, the officers of the Company listed in the chart below adopted Rule 10b5-1 trading arrangements intended to provide solely for "eligible sell-to-cover transactions" (as described in Rule 10b5-1(c)(1) under the Exchange Act) to satisfy the applicable tax withholding obligations in connection with the vesting of certain restricted stock unit awards. The number of shares to be sold pursuant to each officer's Rule 10b5-1 trading arrangement is dependent on the applicable tax obligations incurred in connection with the vesting of each officer's restricted stock unit awards and, therefore, is indeterminable at this time, but in no event exceed the aggregate number of shares of our common stock listed below.

Name	Title	Adoption Date [1]	Expiration Date	Aggregate # of securities to be sold [2]
Patrick A. Cunningham	Chief Compliance Officer	December 15, 2025	(3)	87,137
Patrick A. Cunningham	Chief Compliance Officer	December 15, 2025	(3)	48,913
Deborah Stewart	Chief Accounting Officer	December 10, 2025	(3)	101,141
Deborah Stewart	Chief Accounting Officer	December 10, 2025	(3)	52,989
Matthew Buckhalter	Chief Financial Officer	December 11, 2025	(3)	299,793
Matthew Buckhalter	Chief Financial Officer	December 11, 2025	(3)	157,065
Jeff Shaner	Chief Executive Officer	December 11, 2025	(3)	1,036,307
Jeff Shaner	Chief Executive Officer	December 11, 2025	(3)	542,935
Ed Reisz	Chief Administrative Officer	December 19, 2025	(3)	248,963
Ed Reisz	Chief Administrative Officer	December 19, 2025	(3)	171,196
Jerry Perchik	General Counsel and Chief Legal Officer	December 18, 2025	(3)	326,763
Jerry Perchik	General Counsel and Chief Legal Officer	December 18, 2025	(3)	171,196

(1) Each trading arrangement permits transactions through the date of completion of all sales necessary to withhold minimum tax obligations required by applicable law.

(2) The volume and timing of sales is determined based upon sell-to-cover events occurring upon the vesting of certain outstanding equity awards.

(3) The expiration date is the date on which the tax withholding obligation arising from the vesting of all covered PSUs and RSUs and the related issuance of shares of our common stock has been satisfied.

Each of the 10b5-1 plans in the above table included a representation from the officer to the Company, in accordance with the Company's securities trading policy, that such individual was not in possession of any material nonpublic information regarding the Company or the securities subject to the plan on the date of adoption.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated by reference in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the year ended January 3, 2026.

Securities Trading Policy

The Company has adopted a securities trading policy which governs the purchase, sale and/or any other dispositions of the Company's securities by the Company and its directors, officers and employees and is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. A copy of our Securities Trading Policy is included as Exhibit 19.1 to this Annual Report on Form 10-K.

Code of Conduct and Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. This code of ethics, which is entitled Aveanna Healthcare Code of Conduct and Ethics, is posted at our internet website, http://www.aveanna.com. Any amendments to, or waivers of, the code of ethics will be disclosed on our website promptly following the date of such amendment or waiver. The reference to our website address does not constitute incorporation by reference of any of the information contained on the website, and such information is not a part of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the year ended January 3, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the year ended January 3, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the year ended January 3, 2026.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the year ended January 3, 2026.

Item 15. Exhibits and Financial Statement Schedules.

(a)   1. <u>Financial Statements</u>. See Part II, Item 8, of this Annual Report on Form 10-K.

2. <u>Financial Statement Schedules</u>. There are no financial statement schedules included in this Annual Report on Form 10-K as they are either not applicable or included in the financial statements set forth under Part II, Item 8, of this Annual Report on Form 10-K.

3. <u>Exhibits</u>. The following exhibits are submitted with this Annual Report on Form 10-K or, where indicated, incorporated by reference to other filings.

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc. (incorporated by reference to Exhibit 3.3 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
3.2	Second Amended and Restated Bylaws of Aveanna Healthcare Holdings Inc. (incorporated by reference to Exhibit 3.5 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 28, 2022).
4.2	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
4.3	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.5 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
4.4	Amendment to Amended and Restated Shareholder Agreement dated June 6, 2025 (incorporated by reference to Exhibit 10.2 on the Company's Quarterly on Form 10-Q filed with the SEC on August 7, 2025).
4.5	Second Amendment to the Amended and Restated Stockholders Agreement entered into on November 13, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 14, 2025).
10.1	First Lien Credit Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Intermediate Holdings LLC (f/k/a BCPE Eagle Intermediate Holdings LLC), Aveanna Healthcare Holdings Inc. (f/k/a BCPE Eagle Buyer LLC) as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.2	Joinder Agreement and Amendment to the First Lien Credit Agreement, dated as of July 1, 2018, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.3 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.3	Amendment No. 2 to the First Lien Credit Agreement, dated as of March 19, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.4	Amendment No. 3 to the First Lien Credit Agreement, dated as of April 1, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.5 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.5	Second Joinder Agreement and Fourth Amendment to the First Lien Credit Agreement, dated as of September 21, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as the administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.6 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.6	Amended and Restated 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.7+	Employment Agreement, dated February 17, 2026, between Aveanna Healthcare, LLC, and its subsidiaries, and Jeff Shaner (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed with the SEC on February 20, 2026).
10.8+	Employment Agreement, dated February 17, 2026, between Aveanna Healthcare, LLC, and its subsidiaries, and Matthew Buckhalter (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, filed with the SEC on February 20, 2026).
10.9+	Employment Agreement, dated February 17, 2026, between Aveanna Healthcare, LLC, and its subsidiaries, and Jerry Perchik (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K, filed with the SEC on February 20, 2026).
10.10	Third Joinder Agreement and Fifth Amendment to the First Lien Credit Agreement, dated as of March 11, 2021, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto (incorporated by reference

	to Exhibit 10.19 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.11	Extension Amendment to First Lien Credit Agreement, dated as of July 15, 2021, by and among Aveanna Healthcare LLC, Aveanna Healthcare Intermediate Holdings LLC, Barclays Bank PLC as administrative agent and the other lenders, agents and guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.12	Amendment No. 7 to the First Lien Credit Agreement, dated as of August 9, 2021, by and among Aveanna Healthcare LLC, Aveanna Healthcare Intermediate Holdings LLC, Barclays Bank PLC as administrative agent and other lenders, agents, and guarantors party thereto (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2021).
10.13+	2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.14+	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.21 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021.
10.15+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the registration statement on Form S-1 (File No. 333-254981), filed with the SEC on April 28, 2021).
10.16	Receivable Financing Agreement, dated as of November 12, 2021, by and among Aveanna SPV I, LLC, as borrower, Aveanna Healthcare LLC, as initial servicer, PNC Bank, as administrative agent, and other lenders and agents party thereto (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 15, 2021).
10.17	Second Amendment to the Receivable Financing Agreement, dated August 8, 2022, by and among Aveanna SPV I, LLC, as borrower, Aveanna Healthcare, LLC, as initial servicer, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2022).
10.18	Eighth Amendment to the First Lien Credit Agreement, dated as of March 3, 2023, by and among Aveanna Healthcare LLC, Barclays Bank PLC as administrative agent and other lenders, agents, and guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023).
10.19	Third Amendment to the Receivables Financing Agreement, dated July 31, 2023, by and among, Aveanna SPV I, LLC as borrower, Aveanna Healthcare LLC as initial servicer, PNC Bank, National Association as administrative agent, and PNC Capital Markets LLC as structuring agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 4, 2023).
10.20	Seventh Amendment to the Receivables Financing Agreement, dated June 25, 2025, by and among, Aveanna SPV I, LLC, Aveanna Healthcare LLC, and a bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 27, 2025).
10.21	Ninth Amendment to First Lien Credit Agreement, dated as of June 30, 2023, by and between Aveanna Healthcare LLC as Borrower and Barclays Bank PLC as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023).
10.22	Fourth Amendment to the Receivables Financing Agreement, dated May 31, 2024, by and among Aveanna SPV I, LLC, as borrower, Aveanna Healthcare LLC, as initial servicer, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 5, 2024).
10.23++	Tenth Amendment to First Lien Credit Agreement, dated September 30, 2024, among Aveanna Healthcare LLC, Barclays Bank PLC, as administrative agent, and the other lenders, agents and guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2024).
10.24++	Eleventh Amendment to First Lien Credit Agreement, dated April 18, 2025, among Aveanna Healthcare LLC, Barclays Bank PLC, as administrative agent, and the other lenders, agents and guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025).
10.25++	Fourth Joinder and Twelfth Amendment to First Lien Credit Agreement dated as of September 17, 2025, among Aveanna Healthcare LLC, Aveanna Healthcare Intermediate Holdings LLC, the other credit parties thereto, the lenders party thereto, the L/C issuers party

thereto, and Barclays Bank PLC, as administrative agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025).

19.1	Aveanna Securities Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 13, 2025).
21.1*	List of Subsidiaries.
23.1*	Consent of Ernst & Young, LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3*	Certification of Principal Accounting Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.3**	Certification of Principal Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Claw Back Policy effective as of November 15, 2023 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

---

* Filed herewith.

** Furnished herewith.

\+ Management contract or compensatory plan arrangement.

\++ Pursuant to Item 601(a)(5) of Regulation S-K, schedules and similar attachments to this exhibit have been omitted because they do not contain information material to an investment or voting decision and such information is not otherwise disclosed in such exhibit. The Company will supplementally provide a copy of any omitted schedule or similar attachment to the SEC or its staff upon request.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Aveanna Healthcare Holdings Inc.

Date: March 19, 2026   By: /s/ Jeff Shaner
                                                                           Jeff Shaner
                                                          President, Chief Executive Officer
                                                              (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jeff Shaner **Jeff Shaner**	President, Chief Executive Officer and Member of the Board (Principal Executive Officer)	March 19, 2026
/s/ Matthew Buckhalter **Matthew Buckhalter**	Chief Financial Officer (Principal Financial Officer)	March 19, 2026
/s/ Deborah Stewart **Deborah Stewart**	Chief Accounting Officer (Principal Accounting Officer)	March 19, 2026
/s/ Rodney D. Windley **Rodney D. Windley**	Chairman of the Board	March 19, 2026
/s/ Victor F. Ganzi **Victor F. Ganzi**	Member of the Board	March 19, 2026
/s/ Brent Layton **Brent Layton**	Member of the Board	March 19, 2026
/s/ Devin O'Reilly **Devin O'Reilly**	Member of the Board	March 19, 2026
/s/ Steve E. Rodgers **Steve E. Rodgers**	Member of the Board	March 19, 2026
/s/ Erica Schwartz **Erica Schwartz**	Member of the Board	March 19, 2026
/s/ Sam Weil **Sam Weil**	Member of the Board	March 19, 2026

Exhibit 21.1

AVEANNA HEALTHCARE HOLDINGS INC.

Subsidiary	State or Other Jurisdiction of Formation	Name Under Which Subsidiary Does Business
5 Star Home Health Services, LLC	Florida	Aveanna Home Health
AB Innovations Health Services Incorporated	Texas	Aveanna Healthcare
Accredited FMS, Inc.	California	Aveanna Healthcare
Accredited Respite Services, Inc.	California	Aveanna Healthcare
Advocate Pediatric Home Care, LLC	Texas	Aveanna Healthcare
American Staffing Services, Inc.	Pennsylvania	Aveanna Healthcare
AndVenture, LLC	Pennsylvania	Aveanna Healthcare
Angel's Touch Home Care, LLC	Pennsylvania	Aveanna Home Health
Assure Home Healthcare, Inc.	Texas	None
Aveanna Healthcare AS, LLC	Delaware	Aveanna Healthcare
Aveanna Healthcare Intermediate Holdings LLC	Delaware	Aveanna Healthcare
Aveanna Healthcare LLC	Delaware	Aveanna Healthcare
Aveanna Healthcare Senior Services LLC	Delaware	None
Aveanna SPV I, LLC	Delaware	None
Aveanna Staffing Services, LLC	Delaware	None
Barry & Taffy, Inc.	California	Aveanna Healthcare
Berger, Inc.	California	Aveanna Healthcare
Care America Home Care Services, Inc.	Pennsylvania	Aveanna Healthcare
Care Unlimited, Inc.	Pennsylvania	Aveanna Healthcare
Child's Play Therapeutic Homecare Inc	Texas	Aveanna Healthcare
Comfort Care Coastal Home Health, LLC	Alabama	Aveanna Home Health
Comfort Care Coastal Hospice, LLC	Alabama	Aveanna Hospice
Comfort Care Home Health of North Alabama, LLC	Alabama	Aveanna Home Health
Comfort Care Home Health of Northeast Alabama, LLC	Alabama	Aveanna Home Health
Comfort Care Home Health of West Alabama, LLC	Alabama	Aveanna Home Health

Exhibit 21.1

Comfort Care Home Health Services, LLC	Alabama	Aveanna Home Health
Comfort Care Hospice of Middle Tennessee, LLC	Tennessee	Aveanna Hospice
Comfort Care Hospice, L.L.C.	Alabama	Aveanna Hospice
D & D Services, Inc.	Oklahoma	1. Aveanna Healthcare – IL 2. Aveanna Healthcare
Dawson Thomas, Inc.	Colorado	Aveanna Healthcare
Dependable Nurses of Phoenix, LLC	Delaware	Thrive Skilled Pediatric Care
DM Holdco, Inc.	Delaware	Aveanna Healthcare
Doctor's Choice Holdings, LLC	Delaware	None
Doctor's Choice Home Care, LLC	Florida	Aveanna Home Health
Dunn & Berger, Inc.	California	None
EHS DE Holdings, Inc.	Delaware	Aveanna Healthcare
Epic Acquisition, Inc.	Delaware	Aveanna Healthcare
Epic Health Services (DE), LLC	Delaware	Aveanna Healthcare
Epic Health Services (PA), LLC	Pennsylvania	Aveanna Healthcare
Epic Health Services, Inc.	Texas	Aveanna Healthcare
Epic Health Services, Inc.	Delaware	Aveanna Healthcare
Epic Health Services, Inc.	Massachusetts	Aveanna Healthcare
Epic Pediatric Therapy, L.P.	Texas	Aveanna Healthcare
Evergreen Home Healthcare, LLC	Colorado	Aveanna Healthcare
FHH Holdings, Inc.	Delaware	Aveanna Healthcare
First Choice Children's Homecare, LP	Texas	Aveanna Healthcare
Firstaff Nursing Services, Inc.	Pennsylvania	Aveanna Healthcare
Five Points Healthcare of Alabama, LLC	Delaware	1. Aveanna Home Health 2. Aveanna Hospice
Five Points Healthcare of DE, LLC	Delaware	Aveanna Hospice
Five Points Healthcare of GA, LLC	Delaware	1. Aveanna Home Health 2. Aveanna Healthcare
Five Points Healthcare of Louisiana, LLC	Delaware	None
Five Points Healthcare of NC, LLC	Delaware	1. Aveanna Home Health 2. Aveanna Healthcare
Five Points Healthcare of PA, LLC	Delaware	None
Five Points Healthcare of Virginia, LLC	Delaware	Aveanna Home Health

Exhibit 21.1

Five Points Healthcare, LLC	Delaware	None
Florida Homecare Specialists of Citrus LLC	Florida	Aveanna Home Health
Freedom Eldercare NY, Inc.	New York	Aveanna Healthcare
Freedom Home Healthcare, Inc.	Delaware	Aveanna Healthcare
Health & Home Services Management Company, Inc.	North Carolina	None
Health & Home Services, Inc.	North Carolina	Aveanna Healthcare
Home Health Care of Northern Nevada, LLC	Nevada	Aveanna Healthcare
HomeFirst Healthcare Services, LLC.	North Carolina	Aveanna Healthcare
JED ADAM Enterprises, LLC	Nevada	Aveanna Healthcare
LCA Holding, Inc.	Delaware	Aveanna Healthcare
Loving Care Agency, Inc.	New Jersey	Aveanna Healthcare
Medco Respiratory Instruments, Incorporated	Texas	Aveanna Healthcare Medical Solutions
Millenium Home Health Care, Inc.	Pennsylvania	Aveanna Home Health
Nurses To Go, LLC	Missouri	None
Nursing Plus, LLC	Florida	Aveanna Home Health
Option 1 Billing Group, LLC	Arizona	Aveanna Healthcare
Option 1 Northwest Enteral, LLC	Washington	Aveanna Healthcare Medical Solutions
Option 1 Nutrition Group, LLC	Delaware	Aveanna Healthcare
Option 1 Nutrition Holdings, Inc.	Delaware	Aveanna Healthcare
Option 1 Nutrition Solutions CA, Inc.	California	None
Option 1 Nutrition Solutions, LLC	Colorado	1. Aveanna Healthcare Medical Solutions 2. Aveanna Healthcare Medical Solutions – IL 3. Aveanna Healthcare Medical Solutions – OK
Option 1 Nutrition Solutions, LLC	Arizona	Aveanna Healthcare Medical Solutions
P&H Healthcare Solutions, LLC	Texas	Thrive Skilled Pediatric Care
Pediatria HealthCare LLC	Delaware	Aveanna Healthcare
Pediatric Home Care, Inc.	Washington	Aveanna Healthcare
Pediatric Home Health Care Holdings, Inc.	Delaware	Aveanna Healthcare

Exhibit 21.1

Pediatric Home Nursing Services, Inc.	New York	Aveanna Healthcare
Pediatric Services Holding, LLC	Delaware	Aveanna Healthcare
Pediatric Services of America, LLC	Georgia	Aveanna Healthcare
Pediatric Services of America, LLC	Delaware	Aveanna Healthcare
Pediatric Special Care, Inc.	Michigan	Aveanna
Pennhurst Group, LLC	Nevada	Aveanna Healthcare
Premier Healthcare Services, LLC	California	Aveanna Healthcare
Premier Medical Housecall, LLC	Alabama	None
PSA Healthcare Intermediate Holding, LLC	Delaware	Aveanna Healthcare
PYRA Med Health Services, LLC	Texas	Aveanna Healthcare
Recover Health of Iowa, Inc.	Iowa	1.Aveanna Healthcare 2.Aveanna Home Health
Recover Health of Minnesota, Inc.	Minnesota	1.Aveanna Healthcare 2.Aveanna Home Health
Recover Health of Wisconsin, Inc.	Wisconsin	Aveanna Home Health
Recover Health Services, LLC	Minnesota	None
Recover Health, Inc.	Florida	None
Rehabilitation Associates, Inc.	Virginia	Aveanna Healthcare
Saints Home Healthcare, LLC	Delaware	Aveanna Home Health
Santé GP, LLC	Delaware	Aveanna Healthcare
Santé Holdings, Inc.	Delaware	Aveanna Healthcare
Saving Lives Home Health Agency, LLC	Florida	Aveanna Home Health
ShepherdCare Hospice, LLC	Georgia	Aveanna Hospice
Simone Health Care, LLC	Florida	Aveanna Home Health
SLHHA Holdings, LLC	Florida	None
SoftTouch Medical Holdings LLC	Delaware	None
SoftTouch Medical, LLC	Georgia	Aveanna Healthcare Medical Solutions
SP GE IX-B Thrive Blocker Corp.	Delaware	None
TCG Home Health, LLC	Texas	Aveanna Healthcare
TCGHHA, LLC	Texas	Aveanna Healthcare
The Pediatric Connection, Inc.	Virginia	Aveanna Healthcare
Thrive DME-TX, LLC	Delaware	Thrive Skilled Pediatric Care

Exhibit 21.1

Thrive Skilled Pediatric Care, LLC	Delaware	None
THS Services, LLC	North Carolina	Thrive Skilled Pediatric Care
Timeless Home Care, LLC	Florida	Aveanna Home Health
Total Care, Inc.	Washington	Aveanna Healthcare
TSPC Services-VA, LLC	Delaware	Thrive Skilled Pediatric Care
TSPC-GA, LLC	Delaware	Thrive Skilled Pediatric Care
TSPC-KS, LLC	Delaware	None
TSPC-NM, LLC	Delaware	Aveanna Healthcare
TSPC-NV, LLC	Delaware	None
TSPC-TN, LLC	Delaware	Thrive Skilled Pediatric Care
TSPC-TX, LLC	Delaware	Thrive Skilled Pediatric Care - Texas, LLC
Willowbrook Health Systems, Inc.	Tennessee	None
Willowbrook Home Health Care Agency, Inc.	Tennessee	Aveanna Home Health
Willowbrook Hospice, Inc.	Tennessee	Aveanna Hospice

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-257675) pertaining to the Amended and Restated Aveanna Healthcare Holdings Inc. 2017 Stock Incentive Plan and Aveanna Healthcare Holdings Inc. 2021 Stock Incentive Plan,

(2) Registration Statement (Form S-8 No. 333-257678) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Employee Stock Purchase Plan,

(3) Registration Statement (Form S-8 No. 333-271851) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Stock Incentive Plan,

(4) Registration Statement (Form S-8 No. 333-271853) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Employee Stock Purchase Plan,

(5) Registration Statement (Form S-8 No. 333-277942) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Stock Incentive Plan,

(6) Registration Statement (Form S-8 No. 333-277941) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Employee Stock Purchase Plan,

(7) Registration Statement on Form S-3 (No. 333-281982),

(8) Registration Statement (Form S-8 No. 333-285789) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Stock Incentive Plan, and

(9) Registration Statement (Form S-8 No. 333-285786) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Employee Stock Purchase Plan

of our reports dated March 19, 2026, with respect to the consolidated financial statements of Aveanna Healthcare Holdings Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Aveanna Healthcare Holdings Inc. and subsidiaries included in this Annual Report (Form 10-K) of Aveanna Healthcare Holdings Inc. and subsidiaries for the year ended January 3, 2026.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 19, 2026

Exhibit 31.1

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Jeff Shaner, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended January 3, 2026 of Aveanna Healthcare Holdings Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2026   By: _____ /s/ Jeff Shaner _____

                                             Jeff Shaner
                                             Chief Executive Officer
                                           (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Matthew Buckhalter, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended January 3, 2026 of Aveanna Healthcare Holdings Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2026

By: _____ /s/ Matthew Buckhalter _____
Matthew Buckhalter
Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.3

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Deborah Stewart, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended January 3, 2026 of Aveanna Healthcare Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2026

By: _____ /s/ Deborah Stewart _____
Deborah Stewart
Chief Accounting Officer
(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aveanna Healthcare Holdings Inc. (the "Company") on Form 10-K for the fiscal year ended January 3, 2026, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeff Shaner, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 19, 2026   By: _____/s/ Jeff Shaner_____
                                                                    Jeff Shaner
                                                                    Chief Executive Officer
                                                                    (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aveanna Healthcare Holdings Inc. (the "Company") on Form 10-K for the fiscal year ended January 3, 2026, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew Buckhalter, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 19, 2026   By: _____ /s/ Matthew Buckhalter _____
                                                        Matthew Buckhalter
                                                        Chief Financial Officer
                                                        (Principal Financial Officer)

Exhibit 32.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aveanna Healthcare Holdings Inc. (the "Company") on Form 10-K for the fiscal year ended January 3, 2026, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Deborah Stewart, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 19, 2026   By: _____ /s/ Deborah Stewart _____
                                                              Deborah Stewart
                                                              Chief Accounting Officer
                                                              (Principal Accounting Officer)

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